As confidentially submitted to the Securities and Exchange Commission on May 18, 2018 as Amendment No. 2 to the

Confidential Submission dated February 9, 2018, File No. 377-01927

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRANSLATE BIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2836	61-1807780
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

29 Hartwell Avenue

Lexington, Massachusetts 02421

(617) 945-7361

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts 02421

(617) 945-7361

(Name, address, including zip code, and telephone number, including. area code, of agent for service)

Copies to:

Susan W. Murley Cynthia T. Mazareas Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Paul Burgess General Counsel Translate Bio, Inc. 29 Hartwell Avenue Lexington, Massachusetts 02421 (617) 945-7361	Divakar Gupta Joshua A. Kaufman Nicole Brookshire Mark Ballantyne Cooley LLP 1114 Avenue of the Americas New York, New York 10036 (212) 479-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price. Includes the offering price of additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                    , 2018

PRELIMINARY PROSPECTUS

                Shares

Common Stock

This is an initial public offering of common stock by Translate Bio, Inc. We are selling                  shares of common stock. The estimated initial public offering price is between $         and $        per share.

We have granted the underwriters an option to purchase up to                  additional shares of common stock to cover over-allotments, if any. We have applied to list our common stock on the Nasdaq Global Market under the symbol “TBIO.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page 186 for additional information regarding underwriter compensation.

The underwriters expect to deliver the shares of common stock to purchasers on or about                , 2018.

Citigroup	Leerink Partners	Evercore ISI

                , 2018

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Unless the context otherwise requires, we use the terms “company,” “we,” “us” and “our” in this prospectus to refer to Translate Bio, Inc. and our subsidiaries.

Overview

We are a leading messenger RNA, or mRNA, therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction. Using our proprietary mRNA therapeutic platform, or MRT platform, we create mRNA that encodes functional proteins. We believe that the mRNA design, delivery and manufacturing capabilities of our MRT platform provide us with the most advanced platform for developing product candidates that deliver mRNA encoding functional proteins for therapeutic uses. Our mRNA is delivered to the target cell where the cell’s own machinery recognizes it and translates it, restoring or augmenting protein function to treat or prevent disease. We believe that our MRT platform is broadly applicable across multiple diseases in which the production of a desirable protein can have a therapeutic effect. We are initially focused on restoring the expression of intracellular and transmembrane proteins, areas that have eluded conventional protein therapeutics, in patients with genetic diseases where there is high unmet medical need. We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of cystic fibrosis, or CF, for which we initiated a Phase 1/2 clinical trial in May 2018. We are developing our lead MRT product candidate for the liver, MRT5201, for the treatment of ornithine transcarbamylase, or OTC, deficiency, for which we plan to initiate a Phase 1/2 clinical trial in the first half of 2019. We believe that our MRT platform is distinct from other mRNA-based technologies and has the potential to provide clinical benefits by transforming life-threatening illnesses into manageable chronic conditions.

mRNA plays a central role in the production of proteins, which are needed to carry out essential cellular functions. mRNA transcribes genetic information encoded in DNA into instructions that are used by cells to produce proteins. mRNA therapy is engineered to deliver mRNA encoding natural, functional proteins that replace defective or missing proteins, and has potential advantages, including that it:

•	restores gene expression without entering the cell nucleus or changing the genome;

•	enables the treatment of diseases that were previously undruggable by using the cell’s own machinery to produce natural and fully functional proteins;

•	has drug-like properties that are familiar to health care providers, including the potential to repeat and adjust dosing in a chronic setting; and

•	permits rapid development from target gene selection to product candidate.

Our product candidates consist of two major components: the protein-coding mRNA and a delivery vehicle. Once we have established delivery capability to a target tissue, we can design new product candidates that vary only in the mRNA sequence, which we expect will allow for rapid target and development candidate identification. We believe that this will enable our MRT platform to be flexible and scalable as we develop additional product candidates. We engineer our mRNA sequences for enhanced stability and to provide for optimal expression of desired proteins. Our mRNA is manufactured by a proprietary, cell-free, enzyme catalyzed process using structural components that are identical to natural mRNA within the body. We then formulate the product candidate by packaging our biosynthetic mRNA into proprietary lipid-based nanoparticle, or LNP, delivery vehicles that are optimized for distribution to specific tissues. We are initially focused on the development of product candidates to treat diseases of the lung and liver. We also believe that our platform has the potential to apply across a broad array of diseases and target tissues. In our preclinical studies, we have observed targeted delivery to the eye, central nervous system, or CNS, lymphatic system and circulatory system, as well as the ability of our platform to enable the production of antibodies. Additionally, we have observed significant improvements in mRNA potency and delivery when compared to prior generations of our mRNA technology as well as competing approaches.

Our MRT platform has been in development for the past ten years, initially at Shire Human Genetic Therapies, Inc., or Shire, a subsidiary of Shire plc. We acquired the MRT platform from Shire in December 2016 and have dedicated substantial resources to the further development of the platform and product candidates. The scientific founders of the MRT platform who were responsible for the research, development, manufacturing and delivery know-how and intellectual property supporting this platform joined our company as part of the acquisition. We have been building upon Shire’s pioneering work and significant investment by advancing our product candidates towards clinical trials. We believe these efforts have positioned us as a leading company in mRNA therapeutic development worldwide.

We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of patients with CF, which is the most common fatal inherited disease in the United States. CF affects more than 30,000 patients in the United States and a total of more than 70,000 patients worldwide and leads to premature death. CF is caused by genetic mutations that result in dysfunctional or absent cystic fibrosis transmembrane conductance regulator, or CFTR, protein. CF results in mucus buildup in the lungs, pancreas and other organs, and mortality is primarily driven by a progressive decline in lung function. There remains a large unmet medical need in the CF patient population as currently approved therapies are limited to patients with specific genetic mutations and patients treated with these therapies still suffer from long-term declines in lung function and exacerbations that require hospitalization.

We believe MRT5005 will be the first clinical-stage mRNA product candidate designed to deliver mRNA encoding fully functional CFTR protein to the lung. MRT5005 is being developed to treat all patients with CF, regardless of the underlying genetic mutation. This broad applicability is in contrast to CFTR protein modulators currently marketed or in clinical development, which are only effective in a subset of patients with specific genetic mutations.

We have designed MRT5005 to be inhaled via a handheld nebulizer and to be administered in a once-weekly dose. Once the inhaled MRT5005 has entered the epithelial cells lining the patient’s lungs, our therapeutic mRNA uses the cells’ own machinery for translation and expression of fully functional CFTR protein, thereby restoring this essential ion channel, which we believe will address the pathology of CF directly. In our preclinical studies we have observed dose-dependent increases in CFTR being restored to cell membranes and that the inhaled formulation of MRT5005 resulted in broad CFTR expression in lung tissue. We have initiated a double-blind, placebo-controlled Phase 1/2 clinical trial of MRT5005 in which we plan to enroll at least 32 patients with CF. We anticipate initiating the multiple-ascending dose part of the trial in the first quarter of 2019. In November 2015, the U.S. Food and Drug Administration, or FDA, granted orphan drug designation to MRT5005 for the treatment of CF.

We are advancing our lead MRT product candidate for the liver, MRT5201, for the treatment of patients with OTC deficiency, a metabolic liver enzyme disorder that results from a mutation in the OTC gene. OTC deficiency is the most common urea cycle disorder. This enzyme is an intracellular protein necessary for preventing the accumulation of ammonia, a normal byproduct of protein breakdown. When the enzyme is defective or absent, high levels of ammonia accumulate in the blood, which can cause serious and irreversible neurological damage. The incidence of OTC deficiency is estimated to be 1 in 56,500 live births in the United States.

We have designed MRT5201 for intravenous delivery of mRNA encoding fully functional OTC enzyme to the liver to enable hepatocytes, the predominant type of liver cell, to produce normal OTC enzyme. We expect that sufficient expression of the functional OTC enzyme in hepatocytes would reduce or eliminate the need for current treatments such as strict low-protein diets or ammonia scavengers. We have conducted preclinical studies in OTC-deficient mice in which we have observed delivery of MRT5201 and expression of functionally active human OTC in the mouse liver. Furthermore, MRT5201 was observed to normalize levels of urinary orotic acid, a biomarker of the disease, in these mice and render them resistant to the introduction of ammonia from outside the body for up to four weeks. We anticipate initiating a Phase 1/2 clinical trial of MRT5201 in patients with OTC deficiency in the first half of 2019. In March 2018, the FDA granted orphan drug designation to MRT5201 for the treatment of OTC deficiency.

Our technology and products are protected by an extensive intellectual property portfolio, including issued patents and pending patent applications covering mRNA sequences, lipids and polymer composition of matter, manufacturing, specific targets, disease treatments, and formulation and delivery technology. We continue to innovate to improve both the mRNA constructs as well as the delivery technology involved in creating our MRT product candidates.

We have assembled a management team with highly relevant experience in product development in general and mRNA therapeutics in particular. Our management team has been involved with the development of over ten products approved by the FDA, including Aubagio, Cinryze, Elaprase, Firazyr, Gattex, Humira, Intuniv, Lialda, Natpara, VPRIV, Vyvanse and Xiidra.

Our Pipeline

Our proprietary MRT platform has been designed with the potential to apply across a broad array of diseases and target tissues and through multiple routes of administration. The following chart summarizes key information about our two lead product candidates and programs:

Our MRT Platform

Our MRT platform has enabled us to develop product candidates designed to deliver mRNA that can carry instructions to produce intracellular, transmembrane and secreted proteins. Our platform is also designed to be flexible and scalable by allowing for the development of MRT product candidates that vary only in the mRNA sequence and the tissue-specific delivery vehicle. This modular nature of our platform may allow us to rapidly advance into new indications after successfully establishing delivery vehicles for specific tissues. For example, we are utilizing our MRT platform to identify and rapidly develop new product candidates designed to address the underlying causes of additional diseases of the lung and liver.

Advantages of our MRT Platform

We believe that our proprietary MRT platform and the design of our product candidates, which consist of the protein-coding mRNA and a delivery vehicle, will allow for chronic dosing of our MRT product candidates for the following reasons:

•

Enhanced Stability. Our mRNA design, manufacturing processes and nanoparticle formulations are designed to protect our mRNA from degradation by nucleases, including ribonuclease, or RNase, and by chemical or physical forces, in order to achieve the appropriate duration of therapeutic effect.

•

Low Immunogenicity. We use manufacturing processes to remove impurities and we design our mRNA using structural components that are identical to natural mRNA within the body, thereby reducing the risk of stimulating an immune response.

•

Tissue-Specific Delivery. Our delivery technology is designed for efficient encapsulation and cellular uptake in target tissues, thereby reducing the risk of degradation, off-target toxicity and unwanted stimulation of the immune system.

•

Scalable and Flexible Manufacturing. We employ a unique, biosynthetic, cell-free process to manufacture pure, high-quality mRNA and delivery vehicles with significant potency at a scale suitable for clinical trials and that is designed to be scaled to support commercial production.

mRNA Construct Design

Delivering the desired mRNA sequences is the first step to restoring healthy function to proteins. In our preclinical studies, we observed that such mRNA sequences, when flanked by proprietary signaling sequences and packaged into our delivery vehicles, entered cells and restored proper cellular protein production.

We design our proprietary mRNA sequences to encode the natural protein sequences. We use unmodified mRNA bases to replicate the composition and function of endogenous mRNA. We then further optimize the sequences to result in efficient protein production. We achieve this optimization through the selection of appropriate transcription and translational control elements to maximize protein expression across a broad range of tissues.

Delivery

After we create the desired mRNA sequences, we then package our mRNA sequences into delivery vehicles, such as our LNPs, that are customized for delivery to specific tissues. The advantage of our delivery technology is that it can be utilized regardless of the mRNA sequence being delivered. We intend to apply our delivery expertise gained in the development of our lead MRT product candidates to the design, optimization and manufacturing of new MRT product candidates.

Manufacturing

Through years of investment, we have established current Good Manufacturing Practices, or cGMP, of our mRNA drug substance. We have developed proprietary processes that reproducibly provide sufficient quantities of highly pure, high-quality and highly potent mRNA to support our clinical trials. We believe that our manufacturing processes successfully address key issues commonly associated with the manufacturing of mRNA, such as poor capping at one end of the mRNA sequence and the extensive presence of prematurely-terminated sequences, such as double-stranded RNA and other contaminants. The modular nature of our mRNA drug substance manufacturing processes allows for versatility by using the same core production and purification processes for any mRNA drug substance.

We have also established cGMP manufacturing of the LNP drug product, which is the delivery vehicle containing the mRNA drug substance. We have developed a proprietary process to produce high-quality, highly-potent and stable LNPs that encapsulate our mRNA drug substance. We designed our LNP drug product to facilitate cellular uptake as well as provide stability, including against degradation by nucleases, such as RNase. We have designed a large-scale cGMP manufacturing process for our LNP drug products that we believe can support our clinical trials and is readily scalable. Similar to our mRNA manufacturing, our LNP manufacturing process utilizes a modular approach that we believe will be cost-effective and will minimize development costs associated with each new mRNA drug substance.

Broad Applicability of our MRT Platform

We believe that our MRT platform may be applied across a broad array of diseases and target tissues via multiple routes of administration. In addition to the inhalation and intravenous administration employed for our two lead programs for the treatment of CF and OTC deficiency, respectively, we have observed successful production of the desired proteins through other routes of administration in preclinical studies, which may allow us to develop MRT product candidates for the treatment of a wide range of rare and non-rare diseases, including CNS disorders, ocular diseases and blood disorders. We believe our platform may also be applied to produce therapeutic antibodies and vaccines in areas such as infectious disease and oncology. We are conducting research in the below areas to identify additional product candidates.

Our Strategy

Our goal is to continue building a leading, global mRNA therapeutics company that capitalizes on our extensive experience with proprietary mRNA product development, delivery, manufacturing and process development.

The key components of our strategy to achieve our goal include:

•

Rapidly advance MRT5005 into and through clinical development as a first-in-class treatment for all patients with CF, regardless of the specific genetic mutation, by directly addressing the underlying cause of the disease. We have initiated a Phase 1/2 clinical trial in patients with CF.

•

Rapidly advance MRT5201 into and through clinical development as a first-in-class treatment for patients with OTC deficiency by directly addressing the underlying cause of the disease. We plan to initiate a Phase 1/2 clinical trial in patients with OTC deficiency in the first half of 2019.

•

Leverage the broad applicability of our proprietary MRT platform by developing additional MRT product candidates for our own pipeline as well as selectively pursuing strategic collaborations. Specifically, we intend to:

•	Maintain our initial focus on genetic diseases with high unmet medical need in the lungs and liver to utilize our platform to rapidly develop new product candidates targeting these tissues.

•	Broaden our focus to develop product candidates that address diseases with high unmet medical need, including CNS disorders, ocular diseases and blood disorders.

•	Explore opportunities to collaborate where potential partners may add strategic value to our platform or programs.

•

Develop deep and active relationships with patient advocacy groups in order to better understand the needs of patients to optimize our treatment approaches and also to identify patients that could potentially benefit from our MRT product candidates.

•	Seek strategic acquisitions or in-licenses of technology or assets that may complement our proprietary MRT platform and programs.

•	Aggressively strengthen and protect our intellectual property and scientific and technical know-how.

•	Maintain the flexibility to develop and potentially commercialize products ourselves.

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus. These risks include, but are not limited to, the following:

•

We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability. As of March 31, 2018, we had an accumulated deficit of $170.0 million.

•	Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

•

Even if this offering is successful, we will not have sufficient funding to complete the clinical development of MRT5005 or MRT5201. Accordingly, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, reduce or eliminate certain of our product development efforts or other operations.

•	Our approach to the discovery and development of product candidates based on messenger RNA technology is unproven, and we do not know whether we will be able to successfully develop any products.

•

In the near term, we are dependent on the success of MRT5005 and MRT5201. If we are unable to initiate or complete the clinical development of, obtain marketing approval for or successfully commercialize MRT5005 and MRT5201, either alone or with a future collaborator, or if we experience significant delays in doing so, our business could be substantially harmed.

•	Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes.

•

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

•

Our reliance on third parties to manufacture our product candidates increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

•

If we are unable to obtain and maintain patent protection for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

•

Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, and, if we fail to comply with our obligations under these arrangements, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

•

The regulatory approval processes of the FDA, the EMA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

•

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

•

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

Reorganization

We are a Delaware corporation that was incorporated on November 10, 2016 under the name RaNA Therapeutics, Inc. On December 5, 2016, we completed a series of transactions, which we refer to as the “Reorganization,” pursuant to which RaNA Therapeutics, LLC, or RaNA LLC, became a direct, wholly owned subsidiary of RaNA Therapeutics, Inc., and all of the outstanding equity securities of RaNA LLC were exchanged for equity securities of RaNA Therapeutics, Inc. The purpose of the Reorganization was to reorganize our corporate structure so that our existing investors would own capital stock in a corporation rather than equity interests in a limited liability company. As part of the Reorganization:

•

holders of RaNA LLC’s outstanding Class A preferred units received one share of our Series A preferred stock for each Class A preferred unit held immediately prior to the Reorganization, with an aggregate of 36,194,026 shares of our Series A preferred stock issued in the Reorganization;

•

holders of RaNA LLC’s outstanding Class B preferred units received one share of our Series B preferred stock for each Class B preferred unit held immediately prior to the Reorganization, with an aggregate of 59,133,987 shares of our Series B preferred stock issued in the Reorganization, with the exception of one stockholder that exchanged Class B preferred units for 462,963 shares of our common stock;

•

holders of RaNA LLC’s outstanding common units received one share of our common stock for each common unit held immediately prior to the Reorganization, with an aggregate of 3,562,230 shares of our common stock exchanged for common units in the Reorganization; and

•

holders of RaNA LLC’s outstanding common incentive units received shares of our restricted common stock in an amount equal in value to the value of such common incentive units as determined by the applicable provisions of the RaNA LLC operating agreement in effect immediately prior to the Reorganization, with an aggregate of 11,070,466 shares of our restricted common stock issued in the Reorganization.

On June 26, 2017, we changed our name from RaNA Therapeutics, Inc. to Translate Bio, Inc. On December 19, 2017, RaNA LLC merged with and into Translate Bio, Inc., with Translate Bio, Inc. continuing as the surviving corporation.

Except as otherwise indicated herein or as the context otherwise requires, all information in this prospectus is presented giving effect to the Reorganization.

Corporate Information

Our principal executive offices are located at 29 Hartwell Avenue, Lexington, Massachusetts 02421, and our telephone number is (617) 945-7361. Our website address is www.translate.bio. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. As a result, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies, including delaying auditor attestation of internal control over financial reporting, providing only two years of audited financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus and reducing executive compensation disclosures.

We may remain an emerging growth company for up to five years from the date of the first sale in this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests. However, we have irrevocably elected not to avail ourselves of the extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding immediately following this offering	shares

Over-allotment option	shares

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock to cover over-allotments, if any), based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, to fund the development of MRT5005 for the treatment of patients with CF, to fund the development of MRT5201 for the treatment of patients with OTC deficiency, to fund discovery and additional preclinical research and development of additional product candidates and platform enhancement, and for working capital and other general corporate purposes. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	“TBIO”

The number of shares of our common stock to be outstanding after this offering is based on (i) 53,235,828 shares of our common stock outstanding as of April 30, 2018, (ii) 142,288,292 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our preferred stock upon the closing of this offering and (iii)              shares of common stock to be issued to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The number of shares of our common stock to be outstanding after this offering excludes:

•	30,976,525 shares of common stock issuable upon exercise of stock options outstanding as of April 30, 2018 at a weighted average exercise price of $1.35 per share;

•	5,153,009 shares of common stock available for future issuance as of April 30, 2018 under our 2016 Stock Incentive Plan, as amended; and

•

13,956,456 and 2,326,076 additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan and our 2018 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

Unless otherwise indicated, all information in this prospectus assumes:

•	no exercise of the outstanding options described above;

•	no exercise by the underwriters of their option to purchase additional shares of our common stock;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of our common stock upon the closing of this offering; and

•	the filing and effectiveness of our restated certificate of incorporation and the adoption of our amended and restated bylaws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017	2018
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$15,658		$47,023	$9,621		$12,702
General and administrative	11,144		14,311	2,973		4,779
Change in fair value of contingent consideration	—		17,914	2,275		4,908

Total operating expenses	26,802		79,248	14,869		22,389

Loss from operations	(26,802)		(79,248)	(14,869)		(22,389)

Other income (expense):
Interest income	114		281	78		89
Other income (expense), net	(10)		43	(14)		(12)

Total other income (expense), net	104		324	64		77

Loss before benefit from income taxes	(26,698)		(78,924)	(14,805)		(22,312)
Benefit from income taxes	—		12,481	851		1,103

Net loss	(26,698)		(66,443)	(13,954)		(21,209)
Accretion of redeemable convertible preferred units and stock to redemption value	(671)		(719)	(167)		(185)

Net loss attributable to common stockholders	$(27,369)		$(67,162)	$(14,121)		$(21,394)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(3.26)		$(1.56)	$(0.34)		$(0.42)

Weighted average common shares outstanding—basic and diluted(1)	8,389		43,090	42,150		50,509

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$			$

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)

(1)	See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of March 31, 2018
	Actual	Pro Forma(2)	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$36,798	$36,798	$
Working capital(1)	31,027	32,521
Total assets	182,836	182,836
Contingent consideration liability	85,917	84,423
Redeemable convertible preferred stock	193,081	—
Total stockholders’ equity (deficit)	(113,605)	80,970

(1)	We define working capital as current assets less current liabilities.
(2)	The pro forma balance sheet data give effect to:

•

our issuance of                  shares of common stock to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the reclassification of the contingent consideration liability related to such shares; and

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of common stock upon closing of this offering.

(3)	The pro forma as adjusted balance sheet data give further effect to our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by $ million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Financial Position and Need for Additional Capital

We have incurred significant losses since inception. We expect to incur losses for at least the next several years and may never achieve or maintain profitability.

Since inception, we have incurred significant losses. Our net losses were $26.7 million and $66.4 million for the years ended December 31, 2016 and 2017, respectively, and $21.2 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $170.0 million. We have funded our operations to date primarily with proceeds from the sale of preferred stock and bridge units, which ultimately converted into shares of preferred stock. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if, and as, we:

•	pursue the clinical development of MRT5005 and MRT5201, our lead product candidates;

•	leverage our programs to advance our other product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	seek to discover and develop additional product candidates;

•

establish a sales force, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control and scientific personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio;

•	acquire or in-license other product candidates and technologies; and

•	incur additional legal, accounting and other expenses in operating as a public company.

To become and remain profitable, we, or any potential future collaborators, must develop and eventually commercialize product candidates with significant market potential. This will require us to succeed in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenue to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

We have never generated revenue from product sales and may never be profitable.

We have never generated revenue from product sales. Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with our collaborative partners, to successfully develop and obtain the regulatory approvals necessary to commercialize our product candidates. We do not have any products approved for sale and do not anticipate generating revenue from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our, or any potential future collaborators’, success in:

•	completing preclinical and clinical development of our product candidates and identifying and developing new product candidates;

•	seeking and obtaining marketing approvals for any of our product candidates;

•

launching and commercializing product candidates for which we obtain marketing approval by establishing a sales force, marketing, medical affairs and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	achieving formulary status in hospitals and adequate coverage and reimbursement by government and third-party payors for our product candidates;

•

establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for our product candidates, if approved;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	defending against third-party interference or infringement claims, if any; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs in commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory agencies to perform clinical trials or studies in addition to those that we currently anticipate. Even if we are able to generate revenue from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs, undertaking preclinical studies, entering into licensing agreements and planning for potential commercialization. While we have initiated a Phase 1/2 clinical trial of MRT5005 and plan to initiate a Phase 1/2 clinical trial of MRT5201, we have not yet completed a clinical trial of any of our product candidates. We have not yet demonstrated the ability to initiate or conduct clinical trials, obtain marketing approvals, manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any evaluation of our business to date or predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history.

If we obtain marketing approval for any of our product candidates, we will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may encounter unforeseen expenses, difficulties, complications and delays and may not be successful in such a transition.

Even if this offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain capital when needed may force us to delay, reduce or eliminate certain of our product development efforts or other operations.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of and seek marketing approval for, our product candidates. These expenditures will include costs associated with our asset purchase agreement with Shire Human Genetic Therapies, Inc., or Shire, a subsidiary of Shire plc, or the Shire Agreement. Under the terms of the Shire Agreement, we are obligated to make significant cash payments upon the achievement of specified commercial milestones, as well as earnout payments in connection with sales of products based on the compounds that we acquired from Shire.

We will require additional capital to advance MRT5005 and MRT5201 and any other product candidates we develop through necessary clinical trials and clinical development. In addition, if we obtain marketing approval for any of our product candidates that we plan to commercialize ourselves, we expect to incur significant expenses related to product sales, medical affairs, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain additional funding in connection with our continuing operations. We may raise this additional funding through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions and funding under government or other contracts. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements through                . To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured.

Our estimates regarding our ability to fund our operating expenses and capital expenditure requirements with our existing cash, cash equivalents and short-term investments and the anticipated net proceeds from this offering are based on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the cost and timing of hiring new employees to support our continued growth;

•	costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that typically takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenue, if any, and any commercial milestones or royalty payments under any collaboration agreements that we may enter into will be derived from or based on sales of products that may not be commercially available for many years, if at all. Accordingly, we will continue to rely on additional financing to achieve our business objectives.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Our issuance of additional securities, whether equity or debt, or the possibility of such issuance, may cause the market price of our common stock to decline, and our stockholders may not agree with our financing plans or the terms of such financings.

Our failure to raise capital as and when needed would negatively impact our financial condition and our ability to pursue our business strategy, and we could be forced to delay, reduce or eliminate certain of our research and development programs or any future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through the combination of public or private equity offerings, debt financings, grants, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring debt, making capital expenditures or declaring dividends. In addition, debt financing would result in increased fixed payment obligations.

If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we will be required to delay, reduce or eliminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

The report from our independent registered public accounting firm for the year ended December 31, 2017 includes an explanatory paragraph stating that our recurring losses from operations and need for additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected, and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, if at all.

We may be required to make payments in connection with our acquisition of the MRT Program from Shire.

In December 2016, we acquired the messenger RNA, or mRNA, therapeutic platform, or MRT Program, pursuant to the Shire Agreement. Under the Shire Agreement, we are obligated to make milestone payments to Shire of up to $60.0 million in the aggregate upon the occurrence of specified commercial milestones, including upon the first commercial sale of a product that includes or is composed of MRT compounds acquired from Shire, or MRT Product, for the treatment of cystic fibrosis, or CF, and upon the achievement of a specified level of annual net sales with respect to MRT Products. We are also obligated to make additional milestone payments of $10.0 million for each non-CF MRT Product upon the first commercial sale of a non-CF MRT Product; provided that such milestone payments will only be due once for any two non-CF MRT Products that contain the same MRT compounds. Under the Shire Agreement, we are also obligated to pay a fixed, quarterly earnout payment of a mid single-digit percentage of net sales of each MRT Product. The earnout period will begin on the date of the first commercial sale of MRT Products and will end, on a product-by-product and country-by-country basis, on the later of (1) the expiration of the last valid claim of the assigned patents covering the manufacture, use or composition of such product in such country of the applicable MRT Product and (2) ten years after the first commercial sale of the MRT Product in such country. If these payments become due under the terms of the Shire Agreement, we may not have sufficient funds available to meet our obligations and our development efforts may be materially harmed.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act, which significantly reforms the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for net interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), one-time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain how various states will respond to the newly enacted federal tax law. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge prospective investors in our common stock to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.

As of December 31, 2017, we had federal and state net operating loss carryforwards of $124.0 million and $102.5 million, respectively, which will, if not utilized, each begin to expire in 2031; federal and state research and development tax credit carryforwards of $3.2 million and $1.3 million, respectively, which will, if not utilized, begin to expire in 2032 and 2027, respectively; and orphan drug tax credit carryforwards of $2.0 million, which will, if not utilized, begin to expire in 2037. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset our future income tax liabilities. Under the newly enacted federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. It is uncertain how various states will respond to the newly enacted federal tax law.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not determined if we have experienced Section 382 ownership changes in the past and if a portion of our net operating loss and tax credit carryforwards are subject to an annual limitation under Section 382. In addition, we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including this offering, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical net operating loss and tax credit carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations.

Risks Related to the Development of Our Product Candidates

Our approach to the discovery and development of product candidates based on mRNA is unproven, and we do not know whether we will be able to successfully develop any products.

We focus on delivering mRNA encoding functional versions of proteins into cells without altering the underlying DNA. Our future success depends on the successful development of this novel therapeutic approach. Relatively few mRNA-based therapeutic product candidates have been tested in animals or humans, and the data underlying the feasibility of developing mRNA-based therapeutic products is both preliminary and limited. To date, no product that utilizes mRNA as a therapeutic has been approved in the United States or Europe. We have not yet succeeded and may not succeed in demonstrating the efficacy and safety of any of our product candidates in clinical trials or in obtaining marketing approval thereafter. We have not yet completed a clinical trial of any product candidate and we have not yet assessed safety of any product candidate in humans. As such, there may be adverse effects from treatment with any of our current or future product candidates that we cannot predict at this time.

As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our MRT platform, or any similar or competitive mRNA platforms, will result in the development, and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our MRT platform or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

We have never obtained marketing approval for a product candidate, and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We are a clinical-stage company and have not received approval from the FDA, EMA or other regulatory authority to market any product candidate. The regulatory review process may be more expensive or take longer than we expect, and we may be required to conduct additional studies and/or trials beyond those we anticipate. If it takes us longer to develop and/or obtain regulatory approval for our product candidates than we expect, such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

In the near term, we are dependent on the success of MRT5005 and MRT5201. If we are unable to initiate or complete the clinical development of, obtain marketing approval for or successfully commercialize MRT5005 and MRT5201, either alone or with a future collaborator, or if we experience significant delays in doing so, our business would be substantially harmed.

We do not currently have products approved for sale and are investing a significant portion of our efforts and financial resources in the development of MRT5005 and MRT5201. Our prospects are substantially dependent on our ability, or that of any future collaborator, to develop and obtain marketing approval for, and successfully commercialize, MRT5005 and MRT5201 in one or more disease indications.

The success of MRT5005 and MRT5201 will depend on several factors, including the following:

•	successful initiation of clinical trials;

•	successful patient enrollment in and completion of clinical trials;

•	a safety, tolerability and efficacy profile that is satisfactory to the FDA, EMA or other regulatory authorities for marketing approval;

•	timely receipt of marketing approvals from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	establishment and maintenance of arrangements with third-party manufacturers for both clinical and any future commercial manufacturing;

•	adequate ongoing availability of raw materials and drug product for clinical development and any commercial sales;

•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	protection of our rights in our intellectual property portfolio;

•	successful launch of commercial sales following any marketing approval;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by hospitals, the patient community, the medical community and third-party payors;

•	the availability of coverage and adequate reimbursement from third-party payors;

•	the performance of our future collaborators, if any; and

•	our ability to compete with other therapies.

Many of these factors are beyond our control, including clinical development, the regulatory review process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. If we are unable to develop, receive marketing approval for and successfully commercialize MRT5005 and MRT5201, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business would be substantially harmed.

Clinical drug development is a lengthy and expensive process with uncertain timelines and uncertain outcomes. If the initiation or completion of clinical trials of our product candidates, particularly MRT5005 and MRT5201, are prolonged or delayed, we or any future collaborators may be unable to obtain required regulatory approvals, and therefore will be unable to commercialize our product candidates on a timely basis or at all, which will adversely affect our business.

Before obtaining marketing approval for our product candidates, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive, time-consuming, difficult to design and implement and uncertain as to outcome. We cannot guarantee that our clinical trials, such as our Phase 1/2 clinical trial of MRT5005 in patients with CF, will be conducted as planned, completed on schedule, if at all, or yield positive results.

A clinical trial failure can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory authorities or collaborators on trial design;

•	delays in reaching agreement on acceptable terms with contract research organizations, or CROs, and clinical trial sites;

•	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

•	delays in recruiting suitable subjects or a sufficient number of subjects to participate in our clinical trials;

•

imposition of a clinical hold by regulatory authorities, including upon submission of an IND, such as the clinical hold that the FDA had placed on the IND for our clinical trial of MRT5005 and subsequently lifted in April 2018, or as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;

•	failure by us, any CROs we engage, clinical investigators or any other third parties to adhere to clinical trial requirements;

•	failure to perform the clinical trial in accordance with good clinical practices, or GCP, or applicable regulatory requirements in the European Union, the United States, or other countries;

•

delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

•

delays or failures in demonstrating the comparability of product manufactured at one facility or with one process to product manufactured at another facility or with another process, including clinical trials to demonstrate such comparability;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;

•	clinical trial sites or subjects dropping out of a trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	occurrence of serious adverse events in trials of the same class of agents conducted by other sponsors; and

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional trials to bridge our modified product candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

We could encounter delays if a clinical trial is suspended or terminated by us, by the institutional review boards of the institutions in which such trials are conducted or their ethics committees, by the Data Review Committee or Data Safety Monitoring Board for such trial or by the FDA or other foreign regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, including those relating to the class of products to which our product candidates belong.

Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates or early termination of the development of our product candidates.

Preclinical drug development is uncertain. Some or all of our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these product candidates on a timely basis or at all, which would have an adverse effect on our business.

In order to obtain FDA approval to market a new biological product, we must demonstrate proof of safety, purity and potency or efficacy in humans. To satisfy these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned IND in the United States. We cannot be certain of the timely completion or outcome of our preclinical testing and studies, and we cannot predict if the FDA will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of these product candidates. As a result, we cannot be sure that we will be able to submit INDs or similar applications for any preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. For example, after we submitted an IND for MRT5005 to initiate our Phase 1/2 clinical trial in patients with CF, the FDA placed a clinical hold on the IND, requiring us to submit, prior to initiating the trial, additional chemistry, manufacturing and controls information relating to materials and processes used during the manufacture of the product candidate. The FDA lifted the clinical hold in April 2018.

Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per product candidate. Delays associated with product candidates for which we are conducting preclinical testing and studies ourselves may cause us to incur additional operating expenses. Moreover, we may be affected by delays associated with the preclinical testing and studies of certain product candidates conducted by our potential partners over which we have no control. The commencement and rate of completion of preclinical studies and clinical trials for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials; and

•	delays in reaching a consensus with regulatory agencies on study design.

Moreover, even if we do initiate clinical trials for other product candidates, our development efforts may not be successful, and clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety, purity and potency or efficacy necessary to obtain the requisite regulatory approvals for any of our product candidates or product candidates employing our technology. Even if we obtain positive results from preclinical studies or initial clinical trials, we may not achieve the same success in future trials.

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

Results from preclinical studies are not necessarily predictive of clinical trial results, results from early clinical trials are not necessarily predictive of later clinical trial results and interim results of a clinical trial are not necessarily indicative of final results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or successful advancement through initial clinical trials.

There can be no assurance that the success we achieved in preclinical studies of MRT5005 or MRT5201 or may achieve in preclinical studies of other product candidates will result in success in clinical trials of these product candidates. In addition, we cannot assure you that we will be able to achieve the same or similar success in our preclinical studies and clinical trials of our other product candidates.

Our preclinical studies in animal models have been conducted using human mRNA, which differs from animal mRNA, making it difficult for us to use animal models to assess whether our product candidates are safe or effective in humans. In particular, the preclinical studies we have conducted in rats and non-human primates are not indicative of clinical trial outcomes in CF, as success of treatment of CF in animals does not predict success in humans.

We have not completed any clinical trials evaluating any of our product candidates or proposed delivery modes, including the use of lipid-based nanoparticles, or LNPs, that are customized for delivery to specific tissues.

There is a high failure rate for drugs and biologic products proceeding through preclinical studies and clinical trials. Any product candidates we develop may fail to show the desired safety and efficacy in later stages of clinical development despite having successfully advanced through initial clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We may find it difficult to enroll and dose patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying, qualifying and enrolling patients to participate in clinical trials of our product candidates is critical to our success, and we may not be able to identify, recruit, enroll and dose a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. The timing of our clinical trials depends on our ability to recruit patients to participate as well as to subsequently dose these patients and complete required follow-up periods. In particular, because our clinical trial of MRT5005 and our planned clinical trial of MRT5201 are focused on indications with relatively small patient populations, our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate. Many CF clinical trial sites place importance on the review, ranking and sanctioning of CF patient advocacy groups. If CF patient advocacy groups do not timely sanction or highly rate our clinical trials, or prioritize trials of other sponsors over our trials, we may not be able to enroll sufficient patients to conduct our trials at their member sites, or it may take longer to conduct these trials.

In addition, we may experience enrollment delays related to increased or unforeseen regulatory, legal and logistical requirements at certain clinical trial sites. These delays could be caused by regulatory reviews by regulatory authorities and contractual discussions with individual clinical trial sites. Any delays in enrolling and/or dosing patients in our planned clinical trials could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

Patient enrollment may be affected if our competitors have ongoing clinical trials for product candidates for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials instead enroll in our competitors’ clinical trials. Patient enrollment may also be affected by other factors, including:

•	coordination between us, CROs and any future collaborators in our efforts to enroll and administer the clinical trial;

•	size of the patient population and process for identifying patients;

•	design of the trial protocol;

•	eligibility and exclusion criteria;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing commercially available therapies and other competing product candidates’ clinical trials;

•	time of year in which the trial is initiated or conducted;

•	variations in the seasonal incidence of the target indication;

•	severity of the disease under investigation;

•	ability to obtain and maintain subject consent;

•	ability to enroll and treat patients in a timely manner;

•	risk that enrolled subjects will drop out before completion of the trial;

•	proximity and availability of clinical trial sites for prospective patients;

•	patient referral practices of physicians; and

•	ability to monitor subjects adequately during and after treatment.

Our inability to enroll a sufficient number of patients for clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in these clinical trials may result in increased development costs for our product candidates, which could cause the value of our company to decline and limit our ability to obtain additional financing.

We may not be successful in our efforts to identify or discover additional product candidates and may fail to capitalize on programs or product candidates for which there is a greater likelihood of commercial success.

Our success depends upon our ability to identify, develop and commercialize product candidates based on our MRT platform. If we do not successfully develop and eventually commercialize products, we not be able to generate product revenue, resulting in significant harm to our financial position and adverse effects to our share price. Research programs to identify new product candidates require substantial technical, financial and human resources. Although our product candidates are currently in preclinical or clinical development, we may fail to identify other potential product candidates for clinical development.

Additionally, because we have limited financial and managerial resources, we may forego or delay pursuit of opportunities for certain programs or product candidates or for indications that later prove to have greater commercial potential. For example, we currently intend to focus our capital resources primarily on the clinical development of MRT5005 and MRT5201. However, the development of MRT5005 and MRT5201 may ultimately prove to be unsuccessful or less successful than another product candidate in our pipeline that we might have chosen to pursue on a more aggressive basis with our capital resources. Our estimates regarding the potential market for our product candidates could be inaccurate, and our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaborative arrangement.

If any of these events occur, we may be forced to abandon or delay our development efforts with respect to a particular product candidate, or we may fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to demonstrate safety and efficacy of our product candidates to the satisfaction of applicable regulatory authorities.

If the results of any of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates, if at all;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to the addition of labeling statements, such as contraindications or warnings, including a black box warning;

•	be sued; or

•	experience damage to our reputation.

If serious adverse or undesirable side effects are identified during the development of our product candidates or proposed delivery modes, we may abandon or limit our development of such product candidates.

If our product candidates or proposed delivery modes are associated with undesirable side effects or have unexpected characteristics, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or raise other safety issues that delayed or prevented further development of the compound. Further, given the relatively small patient populations for which we are developing our product candidates, we expect to have to evaluate long-term exposure to establish the safety and tolerability of our product candidates in a chronic dose setting. The adverse effects from long-term exposure, as well as exposure in general, to our product candidates are unknown because they are a new class of therapeutics that have never been evaluated in a clinical trial. The risk of adverse or undesirable side effects therefore remains a significant concern, and we cannot assure you that these or other risks will not occur in any of our current or future clinical trials of MRT5005, MRT5201 or other product candidates that we may develop.

If we elect or are forced to suspend or terminate any or clinical trial of our product candidates, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenue from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business, financial condition, results of operations and prospects.

Because we are developing product candidates for the treatment of diseases in which there is little clinical experience using new technologies, there is increased risk that the FDA, the EMA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results and that these results may be difficult to analyze.

During the regulatory review process, we will need to identify success criteria and endpoints such that the FDA, the EMA or other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates we may develop. Because our initial focus is to identify and develop product candidates to treat diseases in which there is little clinical experience using new technologies, there is heightened risk that the FDA, the EMA or other regulatory authorities may not consider the clinical trial endpoints that we propose to provide clinically meaningful results. In addition, the resulting clinical data and results may be difficult to analyze. Even if the FDA determines that our success criteria is sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoints to a degree of statistical significance.

This may be a particularly significant risk for many of the genetically defined diseases for which we plan to develop product candidates because many of these diseases have small patient populations, and designing and executing a rigorous clinical trial with appropriate statistical power is more difficult than with diseases that have larger patient populations. Further, even if we do achieve the pre-specified criteria, the results may be unpredictable or inconsistent with the results of the non-primary endpoints or other relevant data. The FDA also weighs the benefits of a product against its risks, and the FDA may view the efficacy results in the context of safety as not being supportive of regulatory approval. The EMA and other regulatory authorities may make similar comments with respect to these endpoints and data. Any product candidate we may develop will be based on a novel technology that makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval.

We may conduct clinical trials at sites outside the United States. The FDA may not accept data from trials conducted in such locations, and the conduct of trials outside the United States could subject us to additional delays and expense.

We may conduct one or more of our clinical trials with one or more trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with GCP. The FDA must be able to validate the data from the trial through an onsite inspection, if necessary. The trial population must also have a similar profile to the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful, except to the extent the disease being studied does not typically occur in the United States. In addition, while these clinical trials are subject to the applicable local laws, whether the FDA accepts the data will depend upon its determination that the trials also complied with all applicable U.S. laws and regulations. There can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of MRT5005, MRT5201 or any future product candidates.

In addition, conducting clinical trials outside the United States could have a significant adverse impact on us. Risks inherent in conducting international clinical trials include:

•	clinical practice patterns and standards of care that vary widely among countries;

•	non-U.S. regulatory authority requirements that could restrict or limit our ability to conduct our clinical trials;

•	administrative burdens of conducting clinical trials under multiple non-U.S. regulatory authority schema;

•	foreign exchange fluctuations; and

•	diminished protection of intellectual property in some countries.

The manufacture of mRNA-based therapeutics is complex and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter difficulties, our ability to provide product candidates for clinical trials or products, if approved, to patients could be delayed or halted.

The manufacture of mRNA-based therapeutics is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our third-party manufacturers must comply with current Good Manufacturing Practices, or cGMP, regulations and guidelines for the manufacturing of our product candidates used in preclinical studies and clinical trials and, if approved, marketed products. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up and validating initial production. Furthermore, if microbial, viral or other contaminations are discovered in our product candidates or in the manufacturing facilities where our product candidates are made, such manufacturing facilities may be closed for an extended period of time to investigate and remedy the contamination. Shortages of raw materials may also extend the period of time required to develop our product candidates.

We cannot assure you that any disruptions or other issues relating to the manufacture of any of our product candidates will not occur in the future. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could delay or impede the development and commercialization of any of our product candidates or products and could have an adverse effect on our business, prospects, financial condition and results of operations.

If the market opportunities for our product candidates are smaller than we believe they are, even assuming approval of a product candidate, our business may suffer.

Our product candidates are based on novel therapeutic approaches. As such, physicians, hospitals, third-party payors and patients may not accept our product candidates as treatment options, even if approved. While we believe there are commercial opportunities for our product candidates, we cannot be sure that is the case, particularly given the novelty of mRNA-based therapeutics.

Our projections of both the number of people affected by disease within our target indications, as well as the subset of these people who could benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, patient foundations and market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Likewise, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or reach, which would adversely affect our results of operations and our business.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face and will continue to face competition from third parties that use mRNA, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecules. The competition is likely to come from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions.

Our competitors also include companies that are or will be developing other mRNA technology methods as well as small molecules, biologics and nucleic acid-based therapies for the same indications that we are targeting with our mRNA-based therapeutics.

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even greater concentration of resources among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products faster or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors’ products. In addition, the availability of our competitors’ products could limit the demand and the prices we are able to charge for any products that we may develop and commercialize.

If approved for the treatment of CF, MRT5005 would compete with Kalydeco (ivacaftor) and Orkambi, each of which is marketed by Vertex Pharmaceuticals Incorporated, or Vertex. Kalydeco (ivacaftor) is a cystic fibrosis transmembrane conductance regulator, or CFTR, potentiator that is approved for the treatment of patients with CF who have the G551D mutation or other specified mutations in their CFTR gene. Orkambi is a combination of lumacaftor, a CFTR corrector, and Kalydeco and is approved for the treatment of patients with CF who have the F508del mutation in their CFTR gene. Vertex submitted a new drug application, or NDA, in 2017 for a combination treatment of tezacaftor/ivacaftor, which is under priority review by the FDA. Tezacaftor is a CFTR corrector for the treatment of patients with CF who have at least one copy of the F508del mutation in their CFTR gene. Vertex also has several CFTR corrector compounds in clinical development, including VX-440, VX-152, VX-371, VX-659 and VX-445, each of which is in Phase 2 or Phase 3 clinical trials in combination with other drugs and product candidates. Vertex announced that it initiated Phase 3 clinical trials of VX-659 and VX-445 as part of a combination therapy in February and April 2018, respectively.

We are aware of several companies with product candidates for the treatment of CF in Phase 2 clinical development in addition to Vertex, including Copernicus Therapeutics Inc., Flatley Discovery Lab, LLC, Galapagos NV, Grifols S.A., NovaBiotics Ltd, Novartis AG, Novotersis LLC, Parion Sciences, Inc., Proteostasis Therapeutics, Inc., Protalix BioTherapeutics, Inc., Sanofi S.A., Spyryx Biosciences, Inc. and Verona Pharma plc. We are aware of several companies with product candidates for the treatment of CF in Phase 1 clinical development, including Galapagos NV, Alpine Immune Sciences Inc., AstraZeneca plc, Eloxx Pharmaceuticals Ltd, Flatley Discovery Lab, LLC, Paranta Biosciences Ltd., ProQR Therapeutics N.V. and Proteostasis Therapeutics, Inc. Corbus Pharmaceuticals Holdings, Inc. completed a Phase 2 clinical trial of lenabasum for the treatment of CF and initiated a Phase 2b clinical trial in the first quarter of 2018.

Other companies developing products that modulate or affect CFTR function for the treatment of CF also include: Editas Medicine Inc., CRISPR Therapeutics AG, Ethris GmbH and Moderna Therapeutics Inc.

There are currently no approved therapies that address the underlying cause of OTC deficiency. There are several ammonia scavengers that treat OTC deficiency, including Buphenyl and Ravicti, each marketed by Horizon Pharma plc, and Ammonul, marketed by Swedish Ophan Biovitrum AB and Valeant Pharmaceuticals Ireland. We are aware of several product candidates in clinical development for the treatment of OTC deficiency that may compete with MRT5201. DTX is an adeno-associated virus, or AAV, OTC gene stimulator in Phase 2 clinical development by Ultragenyx Pharmaceutical Inc. HepaStem/Heparesc is a liver progenitor cell-based therapy in Phase 2 clinical development by Promethera Biosciences S.A. Lunar-OTC is an OTC gene stimulator in preclinical development by Arcturus Therapeutics Ltd. in collaboration with CureVac. SEL-313 is an AAV-based gene therapy in preclinical development by Selecta Biosciences, Inc. in collaboration with Genetheon S.A.

Other companies developing products that modulate or affect OTC function for the treatment of OTC deficiency include Swedish Orphan Biovitrum AB, Roivant Sciences Ltd., Ethris GmbH and Arcturus Therapeutics Ltd.

Risks Related to Dependence on Third Parties

We may enter into collaborations with third parties to develop product candidates. If these collaborations are not successful, our business could be adversely affected.

As part of our strategy, we intend to seek to enter into collaborations with third parties for one or more of our programs or product candidates. Our likely collaborators for any such collaboration arrangements include large and mid-size pharmaceutical companies and biotechnology companies. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that any future collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them.

Any collaborations we enter into in the future may pose several risks, including the following:

•	collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

•	the clinical trials conducted as part of these collaborations may not be successful;

•

collaborators may not pursue development and/or commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•

collaborators may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•

we may not have access to, or may be restricted from disclosing, certain information regarding product candidates being developed or commercialized under a collaboration and, consequently, may have limited ability to inform our stockholders about the status of such product candidates;

•

collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•

product candidates developed in collaboration with us may be viewed by any collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•

a collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product candidate;

•

disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any product candidates, may cause delays or termination of the research, development or commercialization of such product candidates, may lead to additional responsibilities for us with respect to such product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•

collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•

collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our collaborations do not result in the successful development and commercialization of products, or if one of any future collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed and we may need additional resources to develop our product candidates.

In addition, if any future collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation among the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of any future collaborators.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

We face significant competition in attracting appropriate collaborators to advance the development of any product candidates for which we may seek a collaboration. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or other regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, the terms of any existing collaboration agreements, and industry and market conditions generally. The collaborator may also have the opportunity to collaborate on other product candidates or technologies for similar indications and will have to evaluate whether such a collaboration could be more attractive than one with us.

Collaborations are complex and time-consuming to negotiate, document and execute. In addition, consolidation among large pharmaceutical companies has reduced the number of potential future collaborators.

Under the Shire Agreement, prior to the first dosing of a patient with a CFTR MRT Product, Shire has a 90-day right of first negotiation before we may grant rights or sell assets relating to our CFTR MRT Products to a third party. Shire may exercise the right of first negotiation for a period of 30 days following Shire’s receipt of written notice from us notifying Shire of the offer from a third party to acquire, license or commercialize grant rights or sell assets relating to our CF program.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue, which could have an adverse effect on our business, prospects, financial condition and results of operations.

We expect to rely on third parties to conduct our clinical trials and some aspects of our research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We expect to rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our clinical trials. In addition, we currently rely and expect to continue to rely on third parties to conduct some aspects of our research and preclinical studies. Any of these third parties may terminate their engagements with us, some in the event of an uncured material breach and some at any time for convenience. If any of our relationships with these third parties terminate, we may not be able to enter into alternative arrangements on commercially reasonable terms, if at all. Switching or including additional third parties involves increased cost and requires management’s time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur in our product development activities. Although we seek to carefully manage our relationships with our third parties, we could encounter similar challenges or delays in the future and these challenges or delays could have a material adverse impact on our business, financial condition and prospects.

Our reliance on third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. We and these third parties are required to comply with GCP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable regulatory authorities, for all of our products in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or comparable regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, clinicaltrials.gov, within certain timeframes. Similar requirements are applicable outside the United States. Failure to comply can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties on whom we rely may also have relationships with other entities, some of which may be our competitors. In addition, these third parties are not our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, non-clinical and preclinical programs. If these third parties do not successfully satisfy their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our preclinical studies or clinical trials may be extended, delayed or terminated, and we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products. As a result, our results of operations and the commercial prospects for our products would be harmed, our costs could increase and our ability to generate revenue could be impaired.

Our reliance on third parties to manufacture our product candidates and any future products increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not own or operate manufacturing facilities for the production of clinical or commercial supplies of the product candidates that we are developing or evaluating in our research program. We have limited personnel with experience in drug manufacturing and lack the resources and capabilities to manufacture any of our product candidates on a clinical or commercial scale. We currently rely on third parties for supply of our product candidates, and we outsource to third parties all manufacturing of our product candidates in preparation for our clinical trials.

In order to conduct clinical trials of our product candidates, we will need to have them manufactured in potentially large quantities. Our third-party manufacturers may be unable to meet this increased demand in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time. For example, ongoing data on the stability of our products may shorten the expiry of our products and lead to clinical trial material supply shortages, and potentially clinical trial delays. If these third-party manufacturers are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.

Our use of new third-party manufacturers increases the risk of delays in production or insufficient supplies of our product candidates as we transfer our manufacturing technology to these manufacturers and as they gain experience manufacturing our product candidates.

Even after a third-party manufacturer has gained significant experience in manufacturing our product candidates or even if we believe we have succeeded in optimizing the manufacturing process, there can be no assurance that such manufacturer will produce sufficient quantities of our product candidates in a timely manner or continuously over time, or at all.

We do not currently have any agreements with third-party manufacturers for the long-term commercial supply of any of our product candidates. In the future, we may be unable to enter into such agreements with third-party manufacturers for commercial supplies of our product candidates, or may be unable to do so on acceptable terms. Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails risks, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with cGMP requirements or similar regulatory requirements outside the United States. Our failure, or the failure of our third-party manufacturers, to comply with applicable requirements could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and/or criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP requirements particularly for the development of mRNA-based therapeutics, and that might be capable of manufacturing for us.

If the third parties that we engage to supply any materials or manufacture product for our preclinical tests and clinical trials should cease to do so for any reason, we likely would experience delays in advancing these tests and trials while we identify and qualify replacement suppliers or manufacturers, and we may be unable to obtain replacement supplies on terms that are favorable to us. For example, we rely on one third-party supplier of the handheld nebulizer that patients in our clinical trials will use to administer MRT5005. The failure of our supplier to provide sufficient quantities, acceptable quality and timely delivery of the nebulizer at an acceptable price, or an interruption in the delivery of goods from such supplier, could delay or otherwise adversely affect our clinical trials of MRT5005, and harm our business and prospects. The use of an alternative manufacturer of the nebulizer could involve significant delays and other costs and regulatory challenges, and may not be available to us on reasonable terms, if at all. In addition, if we are not able to obtain adequate supplies of our product candidates or the substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

Risks Related to the Commercialization of our Product Candidates

If we are unable to establish sales, medical affairs and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

We do not currently have a sales and marketing organization and have never commercialized a product. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. The establishment and development of our own commercial and medical science liaison teams or the engagement of a contract sales force will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may seek to enter into collaborations with entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any future collaborators do not commit sufficient resources to commercialize our products, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many well-funded and profitable pharmaceutical and biotechnology companies that currently have extensive and experienced medical affairs, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing, sales and medical affairs functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community and third-party payors about the benefits of our product candidates may require significant resources and may never be successful. If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients, hospitals or third-party payors, we will not be able to generate significant revenue from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The hospital formulary approval and insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate hospital formulary approval and/or insurance coverage and reimbursement for our products, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

We expect that hospital formulary approval and insurance coverage and reimbursement by government and other third-party payors of our products, if approved, will be essential for most patients to be able to access these treatments. Accordingly, sales of our product candidates, if approved, will depend substantially on the extent to which the costs of our product candidates will be paid by hospitals or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. Hospital formulary approval and insurance coverage and reimbursement by other third-party payors may depend upon several factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under the applicable health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient population;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining hospital formulary approval and insurance coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that will require us to provide to the hospitals and payors supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to hospital formulary approval and insurance coverage and reimbursement. If hospital formulary approval, insurance coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates.

There is significant uncertainty related to hospital formulary approval and insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. It is difficult to predict what third-party payors will decide with respect to the insurance coverage and reimbursement for our product candidates.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries may use different methods to keep the cost of medical products artificially low. Foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenue.

Moreover, hospitals and government and other third-party payors in the United States and abroad have increasingly taken measures to cap or reduce health care costs. For example, governmental and other third-party payors may attempt to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward reducing hospital costs, managed health care, the increasing influence of health maintenance organizations and additional legislative changes.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, hospitals, third-party payors and others in the medical community.

Even with the requisite approvals from the FDA in the United States, EMA in the European Union and other regulatory authorities internationally, the commercial success of our product candidates, if approved, will significantly depend on the acceptance of physicians, hospitals and health care payors of our product candidates as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, hospitals, health care payors and others in the medical community. If these commercialized products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on several factors, including:

•	the efficacy and safety of such product candidates as demonstrated in clinical trials;

•	the potential and perceived advantages of our product candidates over other treatments;

•	the cost-effectiveness of treatment relative to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the EMA or other regulatory body;

•	the willingness of physicians to prescribe new therapies over the existing standard of care and future new therapies;

•	the willingness of the target patient population to try new therapies;

•	the prevalence and severity of any side effects;

•

product labeling or product insert requirements of the FDA, EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling, including any black box warning;

•	relative convenience and ease of administration;

•	our ability to educate the medical community and third-party payors about the benefit of our product candidates;

•	the strength of marketing and distribution support;

•	the timing of market introduction of competitive products;

•	any restrictions on the use of our products together with other medications;

•	publicity concerning our products or competing products and treatments; and

•	sufficient third-party payor insurance coverage and adequate reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after we begin to commercialize the product.

If we obtain approval to commercialize our product candidates outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

We expect that we will be subject to additional risks in commercializing our product candidates outside the United States, including:

•	different regulatory requirements for approval of drugs and biologics in foreign countries;

•	reduced protection for intellectual property rights;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	economic weakness, including inflation, or political instability foreign economies and markets;

•	different pricing and reimbursement regimes;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geopolitical actions, including war and terrorism or natural disasters, including earthquakes, typhoons, floods and fires.

Risks Related to Our Business Operations

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on members of our executive team. The loss of the services of any of them may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are “at-will” employees.

Recruiting and retaining qualified employees, consultants and advisors for our business, including scientific and technical personnel, is also critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for skilled individuals. In addition, failure to succeed in preclinical studies, clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to manage expected growth in the scale and complexity of our operations, our performance may suffer.

If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and may face an even greater risk if we commercialize any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates that we may develop;

•	loss of revenue;

•	substantial monetary awards to trial participants or patients;

•	significant time and costs to defend the related litigation;

•	withdrawal of clinical trial participants;

•	the inability to commercialize any product candidates that we may develop; and

•	injury to our reputation and significant negative media attention.

Our insurance coverage may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any product candidate. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Our internal computer systems, or those of any collaborators, contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include failures to:

•	comply with FDA regulations or the regulations applicable in the European Union and other jurisdictions;

•	provide accurate information to the FDA, the EMA and other regulatory authorities;

•	comply with health care fraud and abuse laws and regulations in the United States and abroad;

•	comply with the U.S. Foreign Corrupt Practices Act, or FCPA, or other anti-corruption laws and regulations;

•	comply with U.S. federal securities laws relating to trading in our common stock;

•	report financial information or data accurately; or

•	disclose unauthorized activities to us.

In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations regulate a wide range of pricing, discounting, marketing and promotional practices, as well as sales and customer incentive programs and other business arrangements. Other forms of misconduct could involve the improper use of information obtained in the course of clinical trials or interactions with the FDA, EMA or other regulatory authorities, which could result in regulatory sanctions and cause serious harm to our reputation. We expect to adopt a code of conduct and implement other internal controls applicable to all of our employees, consultants and contractors, but it is not always possible to identify and deter third-party misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, we may be subject to civil, criminal and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government health care programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations, any of which could have a significant impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our products and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates and technology. We and our licensors have sought, and intend to seek, to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates and technology that are important to our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file a patent application relating to any particular aspect of a product candidate. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be initiated by such third party, or by the United States Patent and Trademark Office, or USPTO, itself, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our licensed patents and/or applications and any patent rights we own or may own in the future. We rely, in part, on our outside counsel or our licensing partners to pay these fees due to the USPTO and to non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could have a material adverse effect on our business.

Filing, prosecuting and enforcing patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from infringing our patents in all countries outside the United States, or from selling or importing products that infringe our patents in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Even if the patent applications we license or own do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our product candidates may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full Biologics License Application, or BLA, for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, and these decisions have narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on future decisions by the U.S. Congress, the federal courts and the USPTO, as well as similar bodies in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may weaken our and our licensors’ ability to obtain new patents or to enforce existing patents and patents we and our licensors or any collaborators may obtain in the future.

Patent reform legislation enacted in the United States in 2011 could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation and switch the U.S. patent system from a “first to invent” system to a “first inventor to file”

system. The USPTO has developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular the first inventor to file provisions, became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents, all of which could have a material adverse effect on our business and financial condition.

Our rights to develop and commercialize our product candidates are subject, in part, to the terms and conditions of licenses granted to us by others, and, if we fail to comply with our obligations under these arrangements, we could lose such intellectual property rights or owe damages to the licensor of such intellectual property.

We are a party to several intellectual property license agreements, including agreements with the Massachusetts Institute of Technology, or MIT, that are important to our business, and may need to obtain additional licenses from others to advance our research or allow commercialization of our product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses. In that event, we may be required to expend significant time and resources to redesign our product candidates or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business significantly.

Our existing license agreements impose, and we expect that future license agreements will impose, various diligence, development and commercialization timelines, milestone payments, royalties and other obligations on us. See “Business—License Agreements.” If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to market products covered by the license.

For example, our license agreement with MIT imposes specified diligence, annual payment, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under the license agreement, MIT may have the right to terminate the license agreement, in which event we might not be able to market, and may be required to transfer to MIT our rights in, any product that is covered by the MIT agreement, including MRT5201. Termination of the license agreement may also result in our having to negotiate a new or reinstated license with less favorable terms, which would have a material adverse impact on our business.

In our existing license agreements, and we expect in future agreements, patent prosecution of our licensed technology is in certain cases controlled solely by the licensor, and we are in certain cases required to reimburse the licensor for their costs of patent prosecution. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products covered by the intellectual property. Further, in each of our license agreements, we are responsible for bringing any actions against any third party for infringing the patents we have licensed. Certain of our license agreements also require us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing products and minimum yearly diligence obligations in developing and commercializing the product. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe the intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaborative development relationships;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. Countering infringement or unauthorized use claims or defending against claims of infringement can be expensive and time-consuming. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

In addition, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own, develop or license.

Issued patents covering our product candidates could be found invalid or unenforceable if challenged in court. We may not be able to protect our trade secrets in court.

If we or one of our licensing partners initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting or the loss of patent term, including a patent term adjustment granted by the USPTO, if a terminal disclaimer is filed to obviate a finding of obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which the patent examiner and we or our licensing partners were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Such a loss of patent protection could have a material adverse impact on our business.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect, and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of any collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current manufacturing methods, product candidates or future methods or products, resulting in either an injunction prohibiting our manufacture or sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. The risks of being involved in such litigation and proceedings may also increase as our product candidates approach commercialization and as we gain greater visibility as a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize any of our product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent.

If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidates. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. A finding of infringement could prevent us from manufacturing and commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

Others may claim an ownership interest in our intellectual property and our product candidates, which could expose us to litigation and have a significant adverse effect on our prospects.

While we are presently unaware of any claims or assertions by third parties with respect to our patents or other intellectual property, we cannot guarantee that a third party will not assert a claim or an interest in any of such patents or intellectual property. For example, a third party may claim an ownership interest in one or more of our, or our licensors’, patents or other proprietary or intellectual property rights. A third party could bring legal actions against us and seek monetary damages or enjoin clinical testing, manufacturing or marketing of the affected product candidate or product. If we become involved in any litigation, it could consume a substantial portion of our resources and cause a significant diversion of effort by our technical and management personnel. If any such action is successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product candidate or product, in which case we could be required to pay substantial royalties or grant cross-licenses to patents. We cannot, however, assure you that any such license would be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases, which may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

Trade secrets and know-how can be difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, we enter into confidentiality agreements with our employees, consultants, collaborators and others upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees and our personnel policies also provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. Thus, despite such agreement, there can be no assurance that such inventions will not be assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions. To the extent that an individual who is not obligated to assign rights in intellectual property to us is rightfully an inventor of intellectual property, we may need to obtain an assignment or a license to that intellectual property from that individual, or a third party or from that individual’s assignee. Such assignment or license may not be available on commercially reasonable terms or at all.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our proprietary information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to maintain trade secret protection could adversely affect our competitive business position. In addition, others may independently discover or develop our trade secrets and proprietary information, and the existence of our own trade secrets affords no protection against such independent discovery. For example, a public presentation in the scientific or popular press on the properties of our product candidates could motivate a third party, despite any perceived difficulty, to assemble a team of scientists having backgrounds similar to those of our employees to attempt to independently reverse engineer or otherwise duplicate our antibody technologies to replicate our success.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals, or we, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our product candidates, are rightfully owned by their former or current employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-

executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Any registered trademarks or trade names may be challenged, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license or may own in the future;

•	we, or any partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

•	we, or any partners or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	the patents of others may have an adverse effect on our business; and

•	we may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval process of the FDA is lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates, or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe, pure and potent or effective for its proposed indication;

•	results of clinical trials may not meet the level of statistical significance required by the FDA for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

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data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA to the FDA or other submission or to obtain regulatory approval in the United States;

•	the FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. The FDA has substantial discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.

The research, testing, manufacturing, labeling, approval, selling, marketing, promotion and distribution of drug products are subject to extensive regulation by the FDA, EMA and other regulatory authorities, and regulations may differ from country to country. We, and any future collaborators, are not permitted to market our product candidates in the United States or in other countries until we, or they, receive approval of a BLA from the FDA, approval of a marketing authorization application, or MAA, from the EMA, or marketing approval from other applicable regulatory authorities. Our product candidates are in various stages of development and are subject to the risks of failure inherent in drug development. We have not submitted an application for or received marketing approval for any of our product candidates in the United States, Europe or in any other jurisdiction. We have not yet been successful at conducting and managing the clinical trials necessary to obtain marketing approvals, including FDA approval of a BLA and EMA approval of an MAA.

The process of obtaining marketing approvals, both in the United States and abroad, is lengthy, expensive and uncertain. It may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved.

In addition, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical studies and clinical trials could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or any future collaborators, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability or that of any future collaborators to generate revenue from the particular product candidate, which likely would result in significant harm to our financial position and adversely impact our stock price.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad and may limit our ability to generate revenue from product sales.

In order to market and sell our products in the European Union and many other jurisdictions, we, and any future collaborators, must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The marketing approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. We, and any future collaborators, may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA.

In many countries outside the United States, a product candidate must also be approved for reimbursement before it can be sold in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. Obtaining non-U.S. regulatory approvals and compliance with non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and any future collaborators and could delay or prevent the introduction of our product candidates in certain countries. In addition, if we or any future collaborators fail to obtain the non-U.S. approvals required to market our product candidates outside the United States or if we or any future collaborators fail to comply with applicable non-U.S. regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects may be adversely affected.

We, or any future collaborators, may not be able to obtain and maintain orphan drug exclusivity for our product candidates in the United States and Europe.

Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs and biologics for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In November 2015, the FDA granted orphan drug designation to MRT5005 for the treatment of CF, and in March 2018, the FDA granted orphan drug designation to MRT5201 for the treatment of OTC deficiency. We may seek orphan drug designations for MRT5005 and MRT5201 for other indications or for other of our product candidates. There can be no assurances that we will be able to obtain such designations.

Even if we, or any future collaborators, obtain orphan drug designation for a product candidate as we have obtained for MRT5005 for the treatment of CF and for MRT5201 for the treatment of OTC deficiency, we, or they, may not be able to obtain or maintain orphan drug exclusivity for that product candidate. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the EMA or the FDA from approving another marketing application for the same product for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve a different product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

On August 3, 2017, Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

We may seek fast track designation by the FDA for one or more of our product candidates, but we might not receive such designation, and even if we do, such designation may not actually lead to a faster development or regulatory review or approval process.

If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet needs for this condition, the treatment sponsor may apply for FDA fast track designation. If we seek fast track designation for a product candidate, we may not receive it from the FDA. However, even if we receive fast track designation, fast track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. We may not experience a faster development, regulatory review or approval process with fast track designation compared to conventional FDA procedures. Additionally, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

A breakthrough therapy designation by the FDA for a product candidate may not lead to a faster development or regulatory review or approval process, and it would not increase the likelihood that the product candidate will receive marketing approval.

We may seek a breakthrough therapy designation for one or more product candidates. A breakthrough therapy is defined as a product candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to product candidates considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification or it may decide that the time period for FDA review or approval will not be shortened.

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any future collaborators, must therefore comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we, and any future collaborators will not be able to promote any products we develop for indications or uses for which they are not approved.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our third-party manufacturers, any future collaborators and their third-party manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we, or any future collaborators, receive marketing approval for one or more of our product candidates, we, and any future collaborators, and our respective third-party manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control.

If we, and any future collaborators, are not able to comply with post-approval regulatory requirements, we, and any future collaborators, could have the marketing approvals for our products withdrawn by regulatory authorities and our, or any future collaborators’, ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future could be subject to post-marketing restrictions or withdrawal from the market and we, or any future collaborators, may be subject to substantial penalties if we, or they, fail to comply with regulatory requirements or if we, or they, experience unanticipated problems with our products following approval.

Any of our product candidates for which we, or any future collaborators, obtain marketing approval in the future, as well as the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such product, among other things, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a REMS.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding off-label use and if we, or any future collaborators, do not market any of our product candidates for which we, or they, receive marketing approval for only their approved indications, we, or they, may be subject to warnings or enforcement action for off-label marketing. Violation of the Federal Food, Drug, and Cosmetic Act and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations or allegations of violations of federal and state health care fraud and abuse laws and state consumer protection laws.

In addition, later discovery of previously unknown side effects or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	restrictions on coverage by third-party payors;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals, including license revocation;

•	refusal to permit the import or export of products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Our relationships with health care providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other health care laws and regulations, which could expose us to civil, criminal and administrative sanctions, contractual damages, reputational harm and diminished future profits and earnings.

Health care providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any drugs for which we obtain marketing approval. Our future arrangements with third-party payors, health care providers and physicians may expose us to broadly applicable fraud and abuse and other health care laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any drugs for which we obtain marketing approval. These include the following:

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Anti-Kickback Statute—the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good, facility, item or service, for which payment may be made, in whole or in part, by a federal health care program, such as Medicare and Medicaid;

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False Claims Act—the federal civil and criminal false claims laws impose criminal and civil penalties, including, in some cases, through civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment by a federal health care program or knowingly making a false statement or record material to payment of a false claim or knowingly avoiding, decreasing or concealing an obligation to pay money to the federal government, with potential liability including mandatory treble damages and significant per-claim penalties;

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HIPAA—the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any health care benefit program or making false statements relating to health care matters, and apply regardless of the payor (e.g., public or private);

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HIPAA and HITECH—HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which impose obligations on HIPAA covered entities and their business associates, including mandatory contractual terms and required implementation of administrative, physical and technical safeguards to maintain the privacy and security of individually identifiable health information;

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Transparency Requirements—federal transparency laws, including the federal Physician Payments Sunshine Act, require applicable manufacturers of covered drugs to annually report payments and other transfers of value to physicians and teaching hospitals and ownership or investment interests held by physicians and their family members; and

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Analogous State and Foreign Laws—analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader than similar federal laws, can apply to claims involving health care items or services regardless of payor, and are enforced by many different federal and state agencies as well as through private actions.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable health care laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other health care laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and/or administrative penalties, damages, fines, individual imprisonment, disgorgement, exclusion of drugs from government funded health care programs, such as Medicare and Medicaid, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the curtailment or restructuring of our operations. If any of the physicians or other health care providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the U.K. Bribery Act 2010, or the Bribery Act. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive also imposes strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The draft Data Protection Regulation currently going through the adoption process is expected to introduce new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. If the draft Data Protection Regulation is adopted in its current form it may increase our responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the health care system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other health care reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.

In March 2010, President Obama signed into law the ACA. Among the provisions of the ACA of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

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expansion of federal health care fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of 2% per fiscal year that starting 2013 and, due to subsequent legislative amendments to the statute, the reductions will stay in effect through 2025 unless additional congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws and any new health care reform measures may result in additional reductions in Medicare and other health care funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Further, there have been several recent U.S. congressional inquiries and proposed state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.

We expect that these health care reforms, as well as other health care reform measures that may be adopted in the future, may result in additional reductions in Medicare, Medicaid and other health care funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare, Medicaid or other government programs may result in a similar reduction in payments from private payors.

Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. In May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act of 2017. Thereafter, the Senate Republicans introduced and then updated a bill to replace the ACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the ACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. In addition, the Senate considered proposed health care reform legislation known as the Graham-Cassidy bill. None of these measures was passed by the U.S. Senate.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, health care providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA.

A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. Congress will likely consider other legislation to replace elements of the ACA, during the next Congressional session. We will continue to evaluate the effect that the ACA and its possible repeal and replacement could have on our business.

The costs of prescription pharmaceuticals in the United States has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. The pricing of prescription pharmaceuticals is also subject to governmental control outside the United States. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidates to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenue and become profitable could be impaired.

Finally, legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements.

Governments outside of the United States tend to impose strict price controls, which may adversely affect our revenues from the sales of drugs, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug. To obtain reimbursement or pricing approval in some countries, we, or our future collaborators, may be required to conduct a clinical trial that compares the cost-effectiveness of our drug to other available therapies. If reimbursement of our drugs is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to anti-corruption laws, including the FCPA, the Bribery Act, and other anti-corruption laws that apply in countries where we do business and may do business in the future. The FCPA, the Bribery Act, and these other laws generally prohibit us, our officers and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We may in the future operate in jurisdictions that pose a high risk of potential FCPA or Bribery Act violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA, the Bribery Act, or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, United Kingdom, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, which we collectively refer to as Trade Control Laws.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, the Bribery Act, or other legal requirements, including Trade Control Laws. If we are not in compliance with the FCPA, the Bribery Act, and other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Likewise, any investigation of any potential violations of the FCPA, the Bribery Act, other anti-corruption laws or Trade Control Laws by U.S., U.K. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could significantly harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Although we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, but this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts, which could adversely affect our business, financial condition, results of operations or prospects. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Risks Related to this Offering and Ownership of Our Common Stock

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval.

Assuming the sale by us of                  shares of common stock in this offering (or                  shares if the underwriters exercise their option to purchase additional shares in full) and based on the number of shares outstanding as of April 30, 2018, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately     % of our capital stock (or     % if the underwriters exercise their option to purchase additional shares in full), not including any shares purchased by these stockholders in this offering. In addition, two of our directors are affiliated with stockholders who each beneficially owned more than 5% of our outstanding common before this offering, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering. If these stockholders were to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and business affairs. For example, these persons, if they act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire or result in management of our company that other stockholders disagree with.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is performing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding                shares of common stock based on the number of shares outstanding as of April 30, 2018, assuming the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering (or                shares if the underwriters exercise their option to purchase additional shares in full). Of the                shares to be outstanding immediately after the closing of this offering, the                shares sold in this offering (assuming the underwriters do not exercise their option to purchase additional shares) may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining                  shares will be restricted as a result of securities laws or lock-up agreements but will be able to be sold after the offering as described in the “Shares Eligible for Future Sale” and “Underwriting” sections of this prospectus.

Moreover, after this offering, holders of an aggregate of approximately 181,095,276 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. See “Dilution.”

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely, in part, on the research and reports that industry or financial analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no, or few, analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of preclinical studies and clinical trials of our product candidates or those of our competitors;

•	the success of competitive products or technologies;

•	commencement or termination of collaborations;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of health care payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	the entry into significant acquisitions, strategic partnerships or divestitures by us or our competitors;

•	significant sales of our common stock, including sales by our directors, executive officers or 5% stockholders;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

If any of the foregoing matters were to occur, or if our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to have our common stock listed on the Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

We have broad discretion in the use of our cash, cash equivalents and short-term investments, including the net proceeds from this offering, and may not use them effectively.

Our management will have broad discretion in the use of our cash, cash equivalents and short-term investments, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds.”

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an EGC until the earlier of: (i) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the last day of the first year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30. For so long as we remain an EGC, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

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an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting requirements in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC and we have presented only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act provides that an EGC may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not EGCs.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and requirements.

As a public company, and particularly after we are no longer an EGC, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and the Nasdaq Stock Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an EGC, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

We have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In preparation of our financial statements to meet the requirements of this offering, we determined that a material weakness in our internal control over financial reporting existed during fiscal 2016 and remained unremediated as of December 31, 2017. The material weakness we identified is that we did not design and maintain effective controls and procedures over our accounting for and reporting of the income tax impacts of business combinations. This control deficiency could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that the control deficiency constitutes a material weakness. The material weakness also resulted in revisions to our previously issued 2016 annual consolidated financial statements, which we concluded were not material to those financial statements, and adjustments to our interim consolidated financial statements for the nine months ended September 30, 2017 before their issuance. Specifically, the material weakness resulted in errors in our accounting for and reporting of income taxes and goodwill in the purchase accounting for a business combination and in subsequent reporting periods.

We are in the process of implementing a remediation plan designed to improve our internal control over financial reporting and remediate the control deficiency that led to this material weakness.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. If we are unable to successfully remediate our existing or any future material weaknesses in our internal control over financial reporting, or identify any additional material weaknesses in the future, or otherwise fail to maintain an effective system of internal controls, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

Provisions in our certificate of incorporation and bylaws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that not all members of the board are elected at one time;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from the board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

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authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a stockholder rights plan, or so-called “poison pill,” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

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require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our certificate of incorporation or bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our certificate of incorporation, which will be effective upon the closing of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by our directors, officers, other employees or stockholders to the company or our stockholders, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim arising pursuant to our certificate of incorporation or our bylaws or governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or other stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or other stockholders. Alternatively, if a court were to find this provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future, and investors seeking cash dividends should not purchase shares of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “continue” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements in this prospectus include, among other things, statements about:

•	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;

•	our estimates regarding expenses, future revenue, capital requirements and need for additional financing;

•	our plans to develop our product candidates;

•	the timing of and our ability to submit applications for, obtain and maintain regulatory approvals for our product candidates;

•	our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash, cash equivalents and short-term investments and proceeds from this offering;

•	the potential advantages of our product candidates;

•	the rate and degree of market acceptance and clinical utility of our product candidates;

•	our estimates regarding the potential market opportunity for our product candidates;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•	our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;

•	our expectations related to the use of proceeds from this offering;

•	the impact of government laws and regulations;

•	our competitive position;

•	developments relating to our competitors and our industry;

•	our ability to establish collaborations or obtain additional funding; and

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of                 shares of our common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As of March 31, 2018, we had cash, cash equivalents and short-term investments of $36.8 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows:

•	approximately $ million to fund the development of MRT5005 for the treatment of patients with cystic fibrosis;

•	approximately $ million to fund the development of MRT5201 for the treatment of patients with ornithine transcarbamylase deficiency;

•	approximately $ million to fund discovery and additional preclinical research and development of additional product candidates and platform enhancement; and

•	the remainder for working capital and other general corporate purposes.

We may use a portion of the net proceeds from this offering for the acquisition of businesses, technologies or other assets that we believe are complementary to our own, although we currently have no agreements, commitments or understandings with respect to any such transaction.

This expected use of net proceeds from this offering and our existing cash, cash equivalents and short-term investments represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, the timing of regulatory submissions and the outcome of regulatory review, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements through                . We do not expect that the net proceeds from this offering and our existing cash, cash equivalents and short-term investments will be sufficient to enable us to complete our Phase 1/2 clinical trial of MRT5005 or our planned Phase 1/2 clinical trial of MRT5201. We will require additional capital to advance MRT5005 and MRT5201 through necessary clinical trials and complete the clinical development of MRT5005 and MRT5201, commercialize either product candidate, if we receive regulatory approval, and pursue in-licenses or acquisitions of other product candidates, if any. Due to the numerous risks and uncertainties associated with product development, including the risks and uncertainties with respect to successful enrollment and completion of clinical trials, at this time, we cannot reasonably estimate the amount of additional funding that will be necessary to complete the clinical development of MRT5005, MRT5201 or any future product candidates. If we receive regulatory approval for MRT5005, MRT5201 or other product candidates, we will incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on then-existing conditions, including our results of operations, financial condition, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) our issuance of                  shares of common stock to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the reclassification of the contingent consideration liability related to such shares; (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of common stock upon the closing of this offering; and (iii) the filing and effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of          shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with our consolidated financial statements and related notes appearing at the end of this prospectus and the information set forth under the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash, cash equivalents and short-term investments	$36,798	$36,798	$

Redeemable convertible preferred stock (Series A, B and C), $0.001 par value; 145,833,064 shares authorized, 142,288,292 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$193,081	$—	$

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 236,092,611 shares authorized, 53,237,559 shares issued and outstanding, actual; 200,000,000 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	53
Additional paid-in capital	56,359
Accumulated deficit	(170,017)	(170,017)
Accumulated other comprehensive income	—	—

Total stockholders’ equity (deficit)	(113,605)	80,970

Total capitalization	$79,476	$80,970	$

Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above is based on the number of shares of common stock outstanding as of March 31, 2018, and excludes:

•	32,021,875 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2018 at a weighted average exercise price of $1.34 per share;

•	4,107,659 shares of common stock available for future issuance as of March 31, 2018 under our 2016 Stock Incentive Plan, as amended; and

•

13,956,456 and 2,326,076 additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan and our 2018 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2018 was $(244.2) million, or $(4.59) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 53,237,559 shares of our common stock outstanding as of March 31, 2018.

Our pro forma net tangible book value (deficit) as of March 31, 2018 was $(49.6) million, or $         per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) our issuance of                  shares of common stock to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the reclassification of the contingent consideration liability related to such shares; and (ii) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of common stock upon the closing of this offering. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of March 31, 2018, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $         to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $         to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2018	$(4.59)
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value (deficit) per share as of March 31, 2018
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             and dilution per share to new investors purchasing common stock in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $            and decrease the dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $            and increase the dilution per share to new investors purchasing common stock in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $            , representing an immediate increase in pro forma as adjusted net tangible book value per share of $            to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $            to new investors purchasing common stock in this offering, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, as of March 31, 2018, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders			%		$191,809,205	%	$
New investors							$

Total		100.0%		$		100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by            percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by            percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by            percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by            percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our

common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to     % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on the number of shares of common stock outstanding as of March 31, 2018, and exclude:

•	32,021,875 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2018 at a weighted average exercise price of $1.34 per share;

•	4,107,659 shares of common stock available for future issuance as of March 31, 2018 under our 2016 Stock Incentive Plan, as amended; and

•

13,956,456 and 2,326,076 additional shares of our common stock that will become available for future issuance under our 2018 Equity Incentive Plan and our 2018 Employee Stock Purchase Plan, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under these plans.

To the extent that stock options are exercised, new stock options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors purchasing common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017	2018
	(in thousands, except per share amounts)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$15,658		$47,023	$9,621		$12,702
General and administrative	11,144		14,311	2,973		4,779
Change in fair value of contingent consideration	—		17,914	2,275		4,908

Total operating expenses	26,802		79,248	14,869		22,389

Loss from operations	(26,802)		(79,248)	(14,869)		(22,389)

Other income (expense):
Interest income	114		281	78		89
Other income (expense), net	(10)		43	(14)		(12)

Total other income (expense), net	104		324	64		77

Loss before benefit from income taxes	(26,698)		(78,924)	(14,805)		(22,312)
Benefit from income taxes	—		12,481	851		1,103

Net loss	(26,698)		(66,443)	(13,954)		(21,209)
Accretion of redeemable convertible preferred units and stock to redemption value	(671)		(719)	(167)		(185)

Net loss attributable to common stockholders	$(27,369)		$(67,162)	$(14,121)		$(21,394)

Net loss per share attributable to common stockholders—basic and diluted(1)	$(3.26)		$(1.56)	$(0.34)		$(0.42)

Weighted average common shares outstanding—basic and diluted(1)	8,389		43,090	42,150		50,509

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)(1)		$			$

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)(1)

(1)	See Note 11 to our consolidated financial statements appearing at the end of this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders and on the calculation of pro forma basic and diluted net loss per share attributable to common stockholders.

	As of December 31,		As of March 31, 2018
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$70,721	$58,055	$36,798
Working capital(1)	60,430	50,950	31,027
Total assets	205,563	198,547	182,836
Contingent consideration liability	71,073	81,009	85,917
Redeemable convertible preferred stock	150,277	192,896	193,081
Total stockholders’ deficit	(38,590)	(93,515)	(113,605)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Selected Consolidated Financial Data” section of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

We are a leading messenger RNA, or mRNA, therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction. Using our proprietary mRNA therapeutic platform, or MRT platform, we create mRNA that encodes functional proteins. We believe that the mRNA design, delivery and manufacturing capabilities of our MRT platform provide us with the most advanced platform for developing product candidates that deliver mRNA encoding functional proteins for therapeutic uses. Our mRNA is delivered to the target cell where the cell’s own machinery recognizes it and translates it, restoring or augmenting protein function to treat or prevent disease. We believe that our MRT platform is broadly applicable across multiple diseases in which the production of a desirable protein can have a therapeutic effect. We are initially focused on restoring the expression of intracellular and transmembrane proteins, areas that have eluded conventional protein therapeutics, in patients with genetic diseases where there is high unmet medical need. We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of cystic fibrosis, or CF, for which we initiated a Phase 1/2 clinical trial in May 2018. We are developing our lead MRT product candidate for the liver, MRT5201, for the treatment of ornithine transcarbamylase, or OTC, deficiency, for which we plan to initiate a Phase 1/2 clinical trial in the first half of 2019. We believe that our MRT platform is distinct from other mRNA-based technologies and has the potential to provide clinical benefits by transforming life-threatening illnesses into manageable chronic conditions.

Since our inception in 2011, we have devoted substantially all of our focus and financial resources to organizing and staffing our company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights and conducting discovery, research and development activities for our programs. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of preferred stock and bridge units, which ultimately converted into shares of preferred stock, as described below. Through March 31, 2018, we had received net cash proceeds of $189.2 million from sales of our preferred stock and bridge units.

Since our inception, we have incurred significant operating losses. Our ability to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net losses were $26.7 million and $66.4 million for the years ended December 31, 2016 and 2017, respectively, and $21.2 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $170.0 million. We expect to continue to incur significant expenses for at least the next several years as we advance our product candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Further, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties or grants from organizations and foundations. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of March 31, 2018, we had cash, cash equivalents and short-term investments of $36.8 million. We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements through            . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—Liquidity and Capital Resources.”

Without giving effect to the anticipated net proceeds from this offering, we expect that our existing cash, cash equivalents and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements through August 31, 2018. Beyond that point, we will need to raise additional capital to finance our operations, which cannot be assured. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the March 30, 2018 issuance date of our annual consolidated financial statements for the year ended December 31, 2017 and the May 18, 2018 issuance date of our interim consolidated financial statements for the three months ended March 31, 2018. See Note 1 to our consolidated financial statements appearing at the end of this prospectus for additional information on our assessment.

Similarly, in its report on our financial statements for the year ended December 31, 2017, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and required additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern.

Acquisition of MRT Program

On December 22, 2016, we entered into an asset purchase agreement with Shire Human Genetic Therapies, Inc., or Shire, a subsidiary of Shire plc, which we refer to as the Shire Agreement. Pursuant to the Shire Agreement, we acquired Shire’s mRNA therapy platform, or the MRT Program, for an aggregate purchase price of $112.2 million, consisting of 32,308,347 shares of common stock with an aggregate fair value of $41.1 million and contingent consideration with a fair value of $71.1 million on the acquisition date. The contingent consideration includes the obligation to issue additional shares of common stock to Shire in connection with the closing of subsequent equity financings required under the terms of the Shire Agreement, which had a fair value of $8.4 million on the acquisition date, as well as the obligation to make future milestone and earnout payments upon the occurrence of specified commercial milestones, which had a fair value of $62.7 million on the acquisition date. As part of the acquisition, the scientific founders of the MRT platform and other key members of the Shire program joined us to advance our MRT platform and the development of our product candidates. Under the Shire Agreement, we are obligated to use commercially reasonable efforts to develop and seek and obtain regulatory approval for products that include or are composed of MRT compounds acquired from Shire, or MRT Products, and to achieve specific developmental milestones.

In June 2017, we implemented a strategy to primarily devote our resources to the advancement of our MRT platform. Thereafter, we then devoted substantially fewer resources to the advancement of our oligonucleotide discovery program, which seeks to develop RNA-targeted product candidates that selectively upregulate gene expression to increase endogenous protein levels for therapeutic benefit. We expect to continue to primarily devote our resources to the advancement of our MRT platform for the foreseeable future.

The Reorganization

We are a Delaware corporation that was incorporated on November 10, 2016 under the name RaNA Therapeutics, Inc. As more fully described in the section of this prospectus titled “Prospectus Summary—Reorganization,” on December 5, 2016, we completed a series of transactions, which we refer to as the Reorganization, pursuant to which RaNA Therapeutics, LLC, or RaNA LLC, became a direct, wholly owned subsidiary of RaNA Therapeutics, Inc. The purpose of the Reorganization was to reorganize our corporate structure so that our existing investors would own capital stock in a corporation rather than equity interests in a limited liability company. As part of the Reorganization, (1) the holders of all outstanding Class A preferred units of RaNA LLC exchanged their units on a one-for-one basis for shares of Series A preferred stock of RaNA Therapeutics, Inc., (2) the holders of substantially all outstanding Class B preferred units of RaNA LLC exchanged their units on a one-for-one basis for shares of Series B preferred stock of RaNA Therapeutics, Inc., (3) the holders of all outstanding common units of RaNA LLC exchanged their units on a one-for-one basis for shares of common stock of RaNA Therapeutics, Inc., and (4) the holders of all outstanding common incentive units of RaNA LLC exchanged their units on a one-for-0.7907 basis for shares of restricted common stock of RaNA Therapeutics, Inc., with such ratio being necessary to reflect no change in the fair value of each respective equity instrument immediately before and after the exchange.

Upon completion of the Reorganization, the historical consolidated financial statements of RaNA LLC became the historical consolidated financial statements of RaNA Therapeutics, Inc. because the Reorganization was accounted for as a reorganization of entities under common control.

In June 2017, we changed our name from RaNA Therapeutics, Inc. to Translate Bio, Inc.

Except as otherwise indicated or the context otherwise requires, all information in this prospectus is presented giving effect to the Reorganization.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales, and we do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates. We expense research and development costs as incurred. These expenses include:

•	employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•

expenses incurred in connection with the preclinical and planned clinical development of our product candidates, including under agreements with third parties, such as consultants and contract research organizations, or CROs;

•

the cost of manufacturing drug products for use in our preclinical studies and planned clinical trials, including under agreements with third parties, such as consultants and contract manufacturing organizations, or CMOs;

•	laboratory supplies;

•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance;

•	costs related to compliance with regulatory requirements; and

•	payments made under third-party licensing agreements.

We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are recognized as an expense when the services have been performed or the goods have been delivered, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments, milestone payments (other than those deemed contingent consideration in a business combination) and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Our direct research and development expenses are tracked on a program-by-program basis and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and central laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our direct research and development expenses by program also include costs of laboratory supplies incurred for each program as well as fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery and to manage our preclinical development, process development, manufacturing and clinical development activities.

The table below summarizes our research and development expenses incurred by program:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
CF program (including MRT5005)	$48	$15,641	$2,621	$4,045
OTC deficiency program (including MRT5201)	18	8,244	1,218	2,618
MRT discovery program	32	2,560	794	869
Oligonucleotide discovery program	6,006	2,499	979	69
Unallocated research and development expenses	9,554	18,079	4,009	5,101

Total research and development expenses	$15,658	$47,023	$9,621	$12,702

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next several years as we conduct our Phase 1/2 clinical trial of MRT5005 for the treatment of patients with CF; continue preclinical development of our lead MRT product candidate for the liver, MRT5201, and prepare to initiate a Phase 1/2 clinical trial of MRT5201 for the treatment of patients with OTC deficiency, which we plan to initiate in the first half of 2019; prepare regulatory filings for our product candidates; continue to discover and develop additional product candidates; and potentially advance product candidates from our MRT platform into later stages of clinical development. Further, we expect that expenses related to our oligonucleotide discovery program will decrease significantly in the future due to a shift in our focus from the oligonucleotide discovery program to our MRT platform in June 2017. We expect to continue to devote a substantial portion of our resources to our MRT platform for the foreseeable future.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the timing and progress of preclinical and clinical development activities;

•	the number and scope of preclinical and clinical programs we decide to pursue;

•	our ability to maintain our current research and development programs and to establish new ones;

•	establishing an appropriate safety profile with investigational new drug application, or IND, enabling studies;

•	successful patient enrollment in, and the initiation and completion of, clinical trials;

•

the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority;

•	the receipt of regulatory approvals from applicable regulatory authorities;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	our ability to establish new licensing or collaboration arrangements;

•	the performance of our future collaborators, if any;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	development and timely delivery of commercial-grade drug formulations that can be used in our planned clinical trials and for commercial launch;

•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•	launching commercial sales of our product candidates, if approved, whether alone or in collaboration with others; and

•	maintaining a continued acceptable safety profile of the product candidates following approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time to complete clinical development of that product candidate. We may never obtain regulatory approval for any of our product candidates. Drug commercialization will take several years and millions of dollars in development costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, related benefits and stock-based compensation expense for personnel in executive, finance and administrative functions. General and administrative expenses also include facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase as we increase our headcount to support our continued research activities and development of our product candidates. Following the completion of this offering, we also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations costs associated with being a public company.

Change in Fair Value of Contingent Consideration

In connection with our acquisition of the MRT Program, we recognized contingent consideration liabilities for future potential milestone and earnout payment obligations and anti-dilution rights with respect to common stock issued to Shire. The contingent consideration was initially recorded at fair value on the acquisition date and is subsequently remeasured to fair value at each reporting date. Any changes in the fair value of the contingent consideration liabilities are recognized as operating income or expenses.

Other Income (Expense), Net

Interest Income

Interest income consists of income recognized in connection with our investments in money market funds and U.S. government agency bonds.

Other Income (Expense), Net

Other income (expense), net consists of miscellaneous income and expense unrelated to our core operations.

Income Taxes

Since our inception and through December 31, 2016, we had not recorded any income tax benefits for the net losses we incurred or for the research and development tax credits generated in each year, due to our uncertainty of realizing a benefit from those items.

During the year ended December 31, 2017, we recognized an income tax benefit of $12.5 million, consisting of (i) a $6.4 million benefit due to a reduction of the same amount in the deferred tax liabilities recorded as part of our acquisition of the MRT Program and (ii) a $6.1 million benefit resulting from the impact of the Tax Cuts and Jobs Act, or the Tax Act.

During the three months ended March 31, 2017 and 2018, we recognized income tax benefits of $0.9 million and $1.1 million, respectively. The $0.9 million income tax benefit recognized during the three months ended March 31, 2017 was due to a reduction of the same amount in the deferred tax liabilities recorded as part of our acquisition of the MRT Program. The $1.1 million income tax benefit recognized during the three months ended March 31, 2018 resulted from a reduction in the deferred tax liabilities recorded as part of our acquisition of the MRT Program as well as deferred tax assets recorded for net operating losses generated in 2018 that have an unlimited carryforward period. Under the Tax Act, net operating losses generated in 2018 and years thereafter can be carried forward indefinitely. As a result, the deferred tax liabilities associated with our indefinite-lived intangible assets may be used as a source of income to support the realization of the federal tax benefit of our indefinite-lived net operating losses generated in 2018.

On December 22, 2017, the U.S. government enacted the Tax Act. The Tax Act includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The enactment of the Tax Act resulted in us recording a net income tax benefit of $6.1 million in the year ended December 31, 2017. The $6.1 million net income tax benefit consisted of (i) the remeasurement of the deferred tax liabilities for our indefinite-lived intangible assets due to the tax rate reduction, which resulted in a corresponding income tax benefit of $3.7 million, and (ii) a reduction in the valuation allowance for deferred tax assets related to deductible temporary differences that will generate unlimited net operating loss carryforwards when they reverse in future periods, which resulted in a corresponding income tax benefit of $2.4 million.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. We are still in the process of analyzing the impact to us of the Tax Act, and our analysis is not yet complete. Where we have been able to make reasonable estimates of the effects related to the Tax Act, we have recorded provisional amounts. All of our recorded income tax benefits and provisions related to the Tax Act are provisional. The ultimate impact to our consolidated financial statements of the Tax Act may differ from the provisional amounts.

As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $124.0 million and $102.5 million, respectively, which may be available to offset future income tax liabilities and begin to expire in 2031. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $3.2 million and $1.3 million, respectively, which begin to expire in 2032 and 2027, respectively, and orphan drug tax credit carryforwards of $2.0 million, which begin to expire in 2037. We recorded a full valuation allowance against our net deferred tax assets at December 31, 2016. As of December 31, 2017 and March 31, 2018, we recorded a full valuation allowance against our deferred tax assets, except for $2.4 million and $2.3 million, respectively, of deferred tax assets related to deductible temporary differences that will generate unlimited net operating loss carryforwards when they reverse in future periods.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2018

The following table summarizes our results of operations for the three months ended March 31, 2017 and 2018:

	Three Months Ended March 31,
	2017	2018	Change
		(in thousands)
Operating expenses:
Research and development	$9,621	$12,702	$3,081
General and administrative	2,973	4,779	1,806
Change in fair value of contingent consideration	2,275	4,908	2,633

Total operating expenses	14,869	22,389	7,520

Loss from operations	(14,869)	(22,389)	(7,520)

Other income (expense):
Interest income	78	89	11
Other income (expense), net	(14)	(12)	2

Total other income (expense), net	64	77	13

Loss before benefit from income taxes	(14,805)	(22,312)	(7,507)
Benefit from income taxes	851	1,103	252

Net loss	$(13,954)	$(21,209)	$(7,255)

Research and Development Expenses

	Three Months Ended March 31,
	2017	2018	Change
	(in thousands)
Direct research and development expenses by program:
CF program (including MRT5005)	$2,621	$4,045	$1,424
OTC deficiency program (including MRT5201)	1,218	2,618	1,400
MRT discovery program	794	869	75
Oligonucleotide discovery program	979	69	(910)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	2,627	3,454	827
Other	1,382	1,647	265

Total research and development expenses	$9,621	$12,702	$3,081

Research and development expenses were $9.6 million for the three months ended March 31, 2017, compared to $12.7 million for the three months ended March 31, 2018. The increase of $3.1 million was primarily due to increases in external research and development services costs resulting from the continued development of our CF and OTC deficiency programs.

Direct expenses of our CF program increased by $1.4 million in the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase in direct expenses for the three months ended March 31, 2018 related primarily to costs incurred in preparation of our Phase 1/2 clinical trial of MRT5005 for the treatment of patients with CF, which we initiated in May 2018. Such expenses included the cost of raw materials and the cost to manufacture our MRT5005 product candidate for future clinical trials, in addition to the initial costs of CROs to conduct our Phase 1/2 clinical trial.

Direct expenses of our OTC deficiency program increased by $1.4 million in the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase in direct expenses for the three months ended March 31, 2018 was primarily a result of increased costs incurred related to preclinical development and IND-enabling studies. Such expenses included costs of CROs conducting research and preclinical studies, the cost of raw materials and the cost to manufacture our MRT5201 product candidate for preclinical studies.

Direct expenses of our MRT discovery program increased by $0.1 million in the three months ended March 31, 2018 compared to the three months ended March 31, 2017.

Direct expenses of our oligonucleotide discovery program decreased by $0.9 million in the three months ended March 31, 2018 compared to the three months ended March 31, 2017 due to a shift in our focus and re-prioritization of the program in June 2017 as we continued development of our MRT platform at that time.

Unallocated research and development expenses increased by $1.1 million in the three months ended March 31, 2018 compared to the three months ended March 31, 2017. The increase of $0.8 million in personnel-related costs was primarily due to an increase of the same amount in stock-based compensation expense, resulting from options granted during the year ended December 31, 2017. Personnel-related costs for the three months ended March 31, 2017 and 2018 included stock-based compensation expense of $26,000 and $0.8 million, respectively. The increase of $0.3 million in other unallocated research and development expenses was primarily due to a $0.3 million increase in facilities costs resulting from our June 2017 lease of office and laboratory space in Lexington, Massachusetts, which we occupied as our headquarters in March 2018.

General and Administrative Expenses

General and administrative expenses were $3.0 million for the three months ended March 31, 2017, compared to $4.8 million for the three months ended March 31, 2018. The increase of $1.8 million was primarily due to increases of $0.9 million in personnel-related costs and $0.6 million in professional fees.

The $0.9 million increase in personnel-related costs was primarily due to an increase of $0.5 million in stock-based compensation expense, resulting from options granted during the year ended December 31, 2017, as well as an increase in headcount in the three months ended March 31, 2018 compared to the three months ended March 31, 2017. Personnel-related costs for the three months ended March 31, 2017 and 2018 included stock-based compensation expense of $0.1 million and $0.6 million, respectively.

The $0.6 million increase in professional fees was due to an increase of $0.4 million in legal fees associated with filing patent applications and prosecuting our intellectual property and an increase of $0.2 million in audit costs.

Change in Fair Value of Contingent Consideration

In the three months ended March 31, 2017 and 2018, we recognized operating expenses of $2.3 million and $4.9 million, respectively, for changes in the fair value of the contingent consideration liabilities we recorded in connection with our acquisition of the MRT Program in December 2016. The contingent consideration liabilities relate to future potential milestone and earnout payment obligations and anti-dilution rights with respect to common stock issued to Shire. The $2.6 million increase in the expense was attributed primarily to an increase in the fair value of the contingent consideration liability for future earnout payments that could be due.

Other Income (Expense), Net

Total other income, net was $0.1 million for each of the three months ended March 31, 2017 and 2018 and consisted primarily of interest income earned on our short-term investments.

Benefit from Income Taxes

During the three months ended March 31, 2017 and 2018, we recognized income tax benefits of $0.9 million and $1.1 million, respectively. The $0.9 million income tax benefit recognized during the three months ended March 31, 2017 was due to a reduction of the same amount in the deferred tax liabilities recorded as part of our acquisition of the MRT Program. The $1.1 million income tax benefit recognized during the three months ended March 31, 2018 resulted from a reduction in the deferred tax liabilities recorded as part of our acquisition of the MRT Program as well as deferred tax assets recorded for net operating losses generated in 2018 that have an unlimited carryforward period. The reduction in the deferred tax liabilities during the three months ended March 31, 2017 and 2018 resulted from increases in each of those periods in the tax basis of the indefinite-lived intangible assets that we recorded in the acquisition of the MRT Program.

Comparison of the Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Operating expenses:
Research and development	$15,658	$47,023	$31,365
General and administrative	11,144	14,311	3,167
Change in fair value of contingent consideration	—	17,914	17,914

Total operating expenses	26,802	79,248	52,446

Loss from operations	(26,802)	(79,248)	(52,446)

Other income (expense):
Interest income	114	281	167
Other income (expense), net	(10)	43	53

Total other income (expense), net	104	324	220

Loss before benefit from income taxes	(26,698)	(78,924)	(52,226)
Benefit from income taxes	—	12,481	12,481

Net loss	$(26,698)	$(66,443)	$(39,745)

Research and Development Expenses

	Year Ended December 31,
	2016	2017	Change
	(in thousands)
Direct research and development expenses by program:
CF program (including MRT5005)	$48	$15,641	$15,593
OTC deficiency program (including MRT5201)	18	8,244	8,226
MRT discovery program	32	2,560	2,528
Oligonucleotide discovery program	6,006	2,499	(3,507)
Unallocated research and development expenses:
Personnel related (including stock-based compensation)	5,882	11,385	5,503
Other	3,672	6,694	3,022

Total research and development expenses	$15,658	$47,023	$31,365

Research and development expenses were $15.7 million for the year ended December 31, 2016, compared to $47.0 million for the year ended December 31, 2017. The increase of $31.4 million was primarily due to increases in external research and development services costs and employee-related costs resulting from our acquisition of the MRT Program in December 2016.

The combined $26.3 million increase in direct costs related to our MRT platform, including the costs of our CF program, OTC deficiency program and MRT discovery program, resulted from our acquisition of the MRT Program in December 2016.

Direct expenses of our CF program increased by $15.6 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in direct expenses for the year ended December 31, 2017 reflected a full year of incurred costs and related primarily to preclinical development and IND-enabling studies in preparation of our planned Phase 1/2 clinical trial of MRT5005 for the treatment of patients with CF, which we initiated in May 2018. Such expenses included costs of CROs conducting research and preclinical studies, the cost of raw materials and the cost to manufacture our MRT5005 product candidate for preclinical studies and future clinical trials.

Direct expenses of our OTC deficiency program increased by $8.2 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in direct expenses for the year ended December 31, 2017 reflected a full year of incurred costs and related to the preclinical development of the program. Such expenses included costs of CROs conducting research and preclinical studies, the cost of raw materials and the cost to manufacture preclinical materials.

Direct expenses of our MRT discovery program increased by $2.5 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase in direct expenses for the year ended December 31, 2017 reflected a full year of incurred costs and related to our ongoing exploratory research in the program.

Direct expenses of our oligonucleotide discovery program decreased by $3.5 million in the year ended December 31, 2017 compared to the year ended December 31, 2016 due to a shift in our focus and re-prioritization of the program in June 2017 as we continued development of our MRT platform at that time.

Unallocated research and development expenses increased by $8.5 million in the year ended December 31, 2017 compared to the year ended December 31, 2016. The increase of $5.5 million in personnel-related costs was primarily due to the addition of employees in connection with our acquisition of the MRT Program in December 2016. Personnel-related costs for the years ended December 31, 2016 and 2017 included stock-based compensation expense of $0.1 million and $1.9 million, respectively. The increase of $3.0 million in other unallocated expenses was primarily due to a $1.6 million increase in facilities costs due to our two new leases in Lexington, Massachusetts. We assumed a lease in connection with our acquisition of the MRT Program from Shire in December 2016. We also entered into a lease in June 2017 for office and laboratory space and occupied the leased property as our headquarters in March 2018. The increase in other unallocated expenses was also due to a $0.4 million increase in consultant fees for early discovery research and a $0.7 million increase in depreciation expense and laboratory equipment maintenance costs related to equipment acquired in connection with the acquisition of the MRT Program in December 2016.

General and Administrative Expenses

General and administrative expenses were $11.1 million for the year ended December 31, 2016, compared to $14.3 million for the year ended December 31, 2017. The increase of $3.2 million was primarily due to increases of $2.1 million in personnel-related costs, $1.1 million in consultant costs, $0.4 million in depreciation expense and $0.2 million in facilities costs, all partially offset by a decrease of $1.1 million in professional fees.

The $2.1 million increase in personnel-related costs was due to an increase in average general and administrative headcount in 2017 compared to 2016. Personnel-related costs for the years ended December 31, 2016 and 2017 included stock-based compensation expense of $0.6 million and $1.8 million, respectively.

The $1.1 million increase in consultant costs included $0.8 million of costs incurred in 2017 related to organizational restructuring, company rebranding and strategic planning.

The $0.4 million increase in depreciation expense was primarily due to leasehold improvements we acquired in connection with our acquisition of the MRT Program in December 2016.

The $0.2 million increase in facilities costs was due to our new lease in Lexington, Massachusetts. We entered into a lease in June 2017 for office and laboratory space and occupied the leased property as our headquarters in March 2018.

The $1.1 million decrease in professional fees was primarily due to $3.0 million of costs incurred in the year ended December 31, 2016 for transaction costs related to our acquisition of the MRT Program in December 2016, partially offset by an increase of $1.7 million in legal fees associated with filing patent applications and prosecuting our intellectual property and an increase of $0.3 million in audit costs.

Change in Fair Value of Contingent Consideration

In the year ended December 31, 2017, we recognized an operating expense of $17.9 million for changes in the fair value of the contingent consideration liabilities we recorded in connection with our acquisition of the MRT Program in December 2016. The contingent consideration liabilities relate to future potential milestone and earnout payment obligations and anti-dilution rights with respect to common stock issued to Shire.

Other Income (Expense), Net

Total other income, net was $0.1 million for the year ended December 31, 2016, compared to $0.3 million for the year ended December 31, 2017. The $0.2 million increase in other income, net was primarily due to interest income earned on our short-term investments.

Benefit from Income Taxes

During the year ended December 31, 2017, we recognized an income tax benefit of $12.5 million, consisting of (i) a $6.4 million benefit due to a reduction of the same amount in the deferred tax liabilities recorded as part of our acquisition of the MRT Program and (ii) a $6.1 million benefit resulting from the impact of the Tax Act. The reduction in the deferred tax liabilities during the year ended December 31, 2017 resulted from an increase in 2017 in the tax basis of the indefinite-lived intangible assets that we recorded in the acquisition of the MRT Program.

During the year ended December 31, 2016, we recognized no income tax benefit or provision.

Liquidity and Capital Resources

Since our inception, we have not generated any revenue from product sales and have incurred significant operating losses and negative cash flows from our operations. We have not yet commercialized any of our product candidates, and we do not expect to generate revenue from sales of any product candidates for several years, if at all. We have funded our operations to date primarily with proceeds from the sale of preferred stock and the sale of bridge units that converted into preferred units, which ultimately converted into shares of preferred stock. Through March 31, 2018, we had received net cash proceeds of $189.2 million from sales of our preferred stock and bridge units.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
	(in thousands)
Net cash used in operating activities	$(23,718)	$(50,788)	$(9,581)	$(16,933)
Net cash provided by (used in) investing activities	6,108	304	(39,879)	1,012
Net cash provided by (used in) financing activities	50,747	41,747	—	(1,339)

Net increase (decrease) in cash, cash equivalents and restricted cash	$33,137	$(8,737)	$(49,460)	$(17,260)

Operating Activities

During the three months ended March 31, 2018, operating activities used $16.9 million of cash, resulting from our net loss of $21.2 million and net cash used by changes in our operating assets and liabilities of $1.5 million, partially offset by net non-cash charges of $5.8 million. Net cash used by changes in our operating assets and liabilities for the three months ended March 31, 2018 consisted of a $2.0 million increase in prepaid expenses and other assets and a $1.4 million decrease in accrued expenses, both partially offset by a $1.5 million increase in accounts payable and a $0.4 million increase in deferred rent. The increase in prepaid expenses and other assets was primarily due to increased prepaid amounts paid to CMOs for manufacturing drug product materials related to our MRT platform. The decrease in accrued expenses was primarily related to the timing of payments of employee compensation amounts that were accrued as of December 31, 2017 and paid during the three months ended March 31, 2018. The increase in accounts payable was primarily due to the increases in research and development activities and costs associated with our MRT platform. The increase in deferred rent was due to a facilities lease we entered into in June 2017 for office and laboratory space in Lexington, Massachusetts.

During the three months ended March 31, 2017, operating activities used $9.6 million of cash, resulting from our net loss of $14.0 million, partially offset by net non-cash charges of $1.7 million and net cash provided by changes in our operating assets and liabilities of $2.7 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2017 consisted primarily of a $2.4 million increase in accrued expenses and a $0.7 million increase in accounts payable, both partially offset by a $0.4 million increase in prepaid expenses and other assets. The increases in accounts payable and accrued expenses were primarily due to the increases in research and development activities and costs associated with our MRT platform as well as personnel-related costs due to an increase in average headcount resulting from our acquisition of the MRT Program in December 2016. The increase in prepaid expenses and other assets was primarily due to increased prepaid amounts paid to CMOs for manufacturing drug product materials and CROs for research contracts related to our MRT platform.

During the year ended December 31, 2017, operating activities used $50.8 million of cash, resulting from our net loss of $66.4 million, partially offset by net non-cash charges of $10.6 million and net cash provided by changes in our operating assets and liabilities of $5.0 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $4.0 million increase in accounts payable, a $2.3 million increase in accrued expenses and a $1.0 million increase in deferred rent, all partially offset by a $2.3 million increase in prepaid expenses and other assets. The increases in accounts payable and accrued expenses were primarily due to the increases in research and development activities and costs associated with our MRT platform as well as personnel-related costs due to an increase in headcount in 2017 compared to 2016. The increase in prepaid expenses and other assets was primarily due to increased prepaid amounts paid to CMOs for manufacturing drug product materials and CROs for research contracts related to our MRT platform. The increase in deferred rent was due to a facilities lease we entered into in June 2017 for office and laboratory space in Lexington, Massachusetts.

During the year ended December 31, 2016, operating activities used $23.7 million of cash, resulting from our net loss of $26.7 million, partially offset by non-cash charges of $1.9 million and net cash provided by changes in our operating assets and liabilities of $1.1 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.1 million increase in accrued expenses and a $0.2 million increase in deferred rent, both partially offset by a $0.3 million increase in prepaid expenses and other assets. The increase in accrued expenses was primarily due to the accrual of transaction-related costs that were incurred in our acquisition of the MRT Program in December 2016. The increase in prepaid expenses and other assets was primarily due an increase in advance payments to certain consultants and suppliers.

Investing Activities

During the three months ended March 31, 2018, net cash provided by investing activities was $1.0 million, consisting of $9.9 million of sales and maturities of short-term investments, partially offset by $6.0 million of purchases of short-term investments as well as $2.9 million of purchases of property and equipment, which primarily consisted of leasehold improvements and other property related to our lease of office and laboratory space in Lexington, Massachusetts.

During the three months ended March 31, 2017, net cash used in investing activities was $39.9 million, consisting of $52.8 million of purchases of short-term investments and $0.1 million of purchases of property and equipment, both partially offset by $13.0 million of sales and maturities of short-term investments.

During the year ended December 31, 2017, net cash provided by investing activities was $0.3 million, consisting of $73.8 million of sales and maturities of short-term investments, partially offset by $70.8 million of purchases of short-term investments and $2.8 million of purchases of property and equipment.

During the year ended December 31, 2016, net cash provided by investing activities was $6.1 million, consisting of $41.9 million of sales and maturities of short-term investments, partially offset by $34.9 million of purchases of short-term investments and $0.9 million of purchases of property and equipment.

Financing Activities

During the three months ended March 31, 2018, net cash used in financing activities was $1.3 million, consisting solely of payments of initial public offering costs.

During the three months ended March 31, 2017, we had no cash flows from financing activities.

During the year ended December 31, 2017, net cash provided by financing activities was $41.7 million, consisting of gross proceeds of $42.0 million from our sale of Series C preferred stock in December 2017, net of $0.1 million of issuance costs, partially offset by $0.2 million of payments of initial public offering costs.

During the year ended December 31, 2016, net cash provided by financing activities was $50.7 million, consisting solely of proceeds from our sale of Series C preferred stock in December 2016, net of $0.3 million of issuance costs.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of and seek marketing approval for our product candidates. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

•	leverage our programs to advance our other product candidates into preclinical and clinical development;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	seek to discover and develop additional product candidates;

•

establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

•	hire additional clinical, quality control and scientific personnel;

•

expand our operational, financial and management systems and increase personnel, including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

•	maintain, expand and protect our intellectual property portfolio; and

•	acquire or in-license other product candidates and technologies.

We believe that the anticipated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements through                 . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on, and could increase significantly as a result of, many factors, including:

•	the scope, progress, results and costs of researching and developing our product candidates, and conducting preclinical studies and clinical trials;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•	the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

•	the cost and timing of hiring new employees to support our continued growth;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the ability to establish and maintain collaborations on favorable terms, if at all;

•	the extent to which we acquire or in-license other product candidates and technologies; and

•	the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any.

A change in the outcome of any of these or other variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties and grants from organizations and foundations. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit our ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, debt financing would result in increased fixed payment obligations.

If we raise funds through collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2018 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
	(in thousands)
Operating lease commitments(1)	$28,929	$2,935	$5,246	$5,497	$15,251
Purchase commitments(2)	7,995	732	2,526	2,526	2,211
Research commitments(3)	1,620	1,213	407	—	—
License agreement obligations(4)	1,100	150	350	400	200

Total	$39,644	$5,030	$8,529	$8,423	$17,662

(1)	Reflects minimum payments due for our leases of office, laboratory and other space under operating leases that expire between April 2018 and April 2028.
(2)	Reflects minimum purchase commitments under a master supply agreement expiring in December 2024 with Roche Diagnostics Corporation, which we engaged to manufacture drug product materials.
(3)	Reflects sponsored research commitments under our research agreement with the Massachusetts Institute of Technology, or MIT.
(4)	Reflects the annual license maintenance fees payable under our license agreement with MIT. Amounts in the table represent reflect such fees payable through 2023, but we will be obligated to make such payments until the license agreement is terminated.

In addition, under various licensing and related agreements to which we are a party, we may be required to make milestone and earnout payments and to pay royalties and other amounts to third parties. We have not included any such contingent payment obligations in the table above as the amount, timing and likelihood of such payments are not known. Such contingent payment obligations are described below.

Under the Shire Agreement, we are obligated to make milestone payments to Shire of up to $60.0 million in the aggregate upon the occurrence of specified commercial milestones, including upon the first commercial sale of an MRT Product for the treatment of CF and upon the achievement of a specified level of annual net sales with respect to an MRT Product. We are also obligated to make additional milestone payments of $10.0 million for each non-CF MRT Product upon the first commercial sale of a non-CF MRT Product; provided that such milestone payments will only be due once for any two non-CF MRT Products that contain the same MRT compounds. Under the Shire Agreement, we are also obligated to pay a quarterly earnout payment of a mid single-digit percentage of net sales of each MRT Product. The earnout period, which is determined on a product-by-product and country-by-country basis, will begin on the date of the first commercial sale of such MRT Product in such country and will end on the later of (1) ten years after such first commercial sale and (2) the expiration of the last valid claim of the patent rights acquired from Shire or derived from patent rights or know-how acquired from Shire covering such MRT Product in such country.

Under our license agreement with MIT, we are obligated to make milestone payments to MIT aggregating up to $1.375 million upon the achievement of specified clinical and regulatory milestones with respect to each licensed product and $1.250 million upon our first commercial sale of each licensed product, and to pay royalties of a low single-digit percentage to MIT based on our, and any of our affiliates’ and sublicensees’, net sales of licensed products. The royalties are payable on a product-by-product and country-by-country basis, and may be reduced in specified circumstances. In addition, we are obligated to pay MIT a low double-digit percentage of the portion of income from sublicensees that we ascribe to the licensed patents, excluding royalties on net sales and research support payments.

We have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•	vendors in connection with preclinical development activities;

•	CROs and investigative sites in connection with preclinical studies and clinical trials; and

•	CMOs in connection with the production of preclinical and clinical trial materials.

We base our expenses related to external research and development services on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Business Combinations

We accounted for our acquisition of the MRT Program as a business combination. We account for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (1) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (2) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Acquired in-process research and development, or IPR&D, is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed in a business combination requires that we use significant judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Our estimates of fair value are based upon assumptions we believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ materially from estimates.

During the measurement period, which extends no later than one year from the acquisition date, we may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income.

Valuation of Contingent Consideration

Contingent consideration reflected on our consolidated balance sheets consists of liabilities for potential milestone and earnout payment obligations and anti-dilution rights recorded in connection with our acquisition of the MRT Program in December 2016. Contingent consideration is initially recognized at fair value at the acquisition date and is subsequently remeasured to fair value at each reporting date, with changes recorded in our consolidated statements of operations. Significant judgment is required in estimating fair value. Our estimates of fair value are based on upon assumptions we believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ materially from estimates.

The fair value of the contingent consideration related to the potential future milestone and earnout payments was estimated by us on the acquisition date and is estimated by us at each reporting date based, in part, on the results of a third-party valuation. The third-party valuation is prepared using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates and the period of time until the earnout payments are payable and the conditions triggering the milestone payments are met.

The fair value of the contingent consideration related to the anti-dilution rights was estimated by us on the acquisition date and is estimated by us at each reporting date based, in part, on the results of a third-party valuation. The third-party valuation is prepared using a probability-weighted expected return method, or

PWERM, which considers as inputs the probability of occurrence of events that would trigger the issuance of additional shares, the expected timing of such events, the expected value of the contingently issuable equity upon the occurrence of a triggering event and a risk-adjusted discount rate.

Impairment of In-Process Research and Development

IPR&D reflected on our consolidated balance sheets consists of indefinite-lived intangible assets recorded in connection with our acquisition of the MRT Program in December 2016. Indefinite-lived IPR&D is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. We test our indefinite-lived IPR&D annually for impairment on October 1st. In testing indefinite-lived IPR&D for impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or we can perform a quantitative impairment analysis to determine the fair value of the indefinite-lived IPR&D without performing a qualitative assessment. Qualitative factors that we consider include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If we choose to first assess qualitative factors and we determine that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, we would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge would be recognized for the difference between the fair value and the carrying amount in the consolidated statements of operations. Significant judgment is required in testing IPR&D for impairment, and changes in estimates and assumptions could materially affect the determination of whether impairment exists and, if so, the amount of that impairment.

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, we did not recognize any impairment charges related to our indefinite-lived IPR&D.

Impairment of Goodwill

Goodwill reflected on our consolidated balance sheets consists of an intangible asset recorded in connection with our acquisition of the MRT Program in December 2016. Goodwill is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. We test our goodwill annually for impairment on October 1st. We have determined that there is a single reporting unit for purposes of testing goodwill for impairment. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that the fair value of the reporting unit was less than its carrying amount, or we can perform a two-step quantitative impairment analysis without performing a qualitative assessment. Examples of such events or circumstances considered in our qualitative assessment include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. If we choose to first assess qualitative factors and we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we would then perform a two-step quantitative impairment test.

The two-step test starts with comparing the fair value of the reporting unit to the carrying amount of the reporting unit, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, no impairment loss is recognized. However, if the fair value of the reporting unit is less than the carrying value, we must perform the second step of the impairment test to determine if goodwill is impaired. If we determine that goodwill is impaired, the carrying value of the goodwill is written down to its fair value and an impairment charge is recognized in the consolidated statements of operations. Significant judgment is required in testing goodwill for impairment, and changes in estimates and assumptions could materially affect the determination of whether impairment exists and, if so, the amount of that impairment.

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018, we did not recognize any impairment charges related to goodwill.

Stock-Based Compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. For stock-based awards with both performance-based and service-based vesting conditions, we recognize compensation expense using the graded-vesting method over the requisite service period, commencing when achievement of the performance condition becomes probable. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date.

For stock-based awards granted to non-employee consultants, we recognize compensation expense over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model.

Determination of the Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering third-party valuations of our common stock as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation to the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Our third-party valuations of common stock were prepared using the hybrid method, which used market approaches to estimate our equity value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is allocated using an option-pricing method, or OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the business, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.85 per share as of November 30, 2016 (which gave pro forma effect to the Reorganization), $1.27 per share as of December 22, 2016, $1.27 per share as of June 30, 2017, $1.33 per share as of December 13, 2017 and $1.50 per share as of March 5, 2018. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table sets forth by grant date the number of shares subject to stock options granted from January 1, 2016 through April 30, 2018, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value per Common Share on Grant Date	Per Share Estimated Fair Value of Options
December 7, 2016	1,165,532	$0.85	$0.85	$0.48
June 13, 2017	5,808,553	$1.27	$1.27	$0.76
September 27, 2017	1,719,960	$1.27	$1.27	$0.72
December 22, 2017	16,124,698	$1.33	$1.33	$0.73
March 7, 2018	7,772,432	$1.50	$1.50	$1.00

Emerging Growth Company Status

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

As of December 31, 2017 and March 31, 2018, we had cash equivalents consisting of money market funds and short-term investments consisting of U.S. government agency bonds that have contractual maturities of less than one year. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the investments in our portfolio, an immediate 10% change in market interest rates would not have a material impact on the fair market value of our investment portfolio or on our financial position or results of operations.

As of December 31, 2017 and March 31, 2018, we had no debt outstanding and are therefore not exposed to interest rate risk with respect to debt.

Foreign Currency Exchange Risk

All of our employees and our operations are currently located in the United States. We have, from time to time, engaged in contracts with contractors or other vendors in a currency other than the U.S. dollar. To date, we have had minimal exposure to fluctuations in foreign currency exchange rates as the time period between the date that transactions are initiated and the date of payment or receipt of payment is generally of short duration. Accordingly, we believe we do not have a material exposure to foreign currency risk.

BUSINESS

Overview

We are a leading messenger RNA, or mRNA, therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction. Using our proprietary mRNA therapeutic platform, or MRT platform, we create mRNA that encodes functional proteins. We believe that the mRNA design, delivery and manufacturing capabilities of our MRT platform provide us with the most advanced platform for developing product candidates that deliver mRNA encoding functional proteins for therapeutic uses. Our mRNA is delivered to the target cell where the cell’s own machinery recognizes it and translates it, restoring or augmenting protein function to treat or prevent disease. We believe that our MRT platform is broadly applicable across multiple diseases in which the production of a desirable protein can have a therapeutic effect. We are initially focused on restoring the expression of intracellular and transmembrane proteins, areas that have eluded conventional protein therapeutics, in patients with genetic diseases where there is high unmet medical need. We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of cystic fibrosis, or CF, for which we initiated a Phase 1/2 clinical trial in May 2018. We are developing our lead MRT product candidate for the liver, MRT5201, for the treatment of ornithine transcarbamylase, or OTC, deficiency, for which we plan to initiate a Phase 1/2 clinical trial in the first half of 2019. We believe that our MRT platform is distinct from other mRNA-based technologies and has the potential to provide clinical benefits by transforming life-threatening illnesses into manageable chronic conditions.

mRNA plays a central role in the production of proteins, which are needed to carry out essential cellular functions. mRNA transcribes genetic information encoded in DNA into instructions that are used by cells to produce proteins. mRNA therapy is engineered to deliver mRNA encoding natural, functional proteins that replace defective or missing proteins, and has potential advantages, including that it:

•	restores gene expression without entering the cell nucleus or changing the genome;

•	enables the treatment of diseases that were previously undruggable by using the cell’s own machinery to produce natural and fully functional proteins;

•	has drug-like properties that are familiar to health care providers, including the potential to repeat and adjust dosing in a chronic setting; and

•	permits rapid development from target gene selection to product candidate.

Our product candidates consist of two major components: the protein-coding mRNA and a delivery vehicle. Once we have established delivery capability to a target tissue, we can design new product candidates that vary only in the mRNA sequence, which we expect will allow for rapid target and development candidate identification. We believe that this will enable our MRT platform to be flexible and scalable as we develop additional product candidates. We engineer our mRNA sequences for enhanced stability and to provide for optimal expression of desired proteins. Our mRNA is manufactured by a proprietary, cell-free, enzyme catalyzed process using structural components that are identical to natural mRNA within the body. We then formulate the product candidate by packaging our biosynthetic mRNA into proprietary lipid-based nanoparticle, or LNP, delivery vehicles that are optimized for distribution to specific tissues. We are initially focused on the development of product candidates to treat diseases of the lung and liver. We also believe that our platform has the potential to apply across a broad array of diseases and target tissues. In our preclinical studies, we have observed targeted delivery to the eye, central nervous system, or CNS, lymphatic system and circulatory system, as well as the ability of our platform to enable the production of antibodies. Additionally, we have observed significant improvements in mRNA potency and delivery when compared to prior generations of our mRNA technology as well as competing approaches.

Our MRT platform has been in development for the past ten years, initially at Shire Human Genetic Therapies, Inc., or Shire, a subsidiary of Shire plc. We acquired the MRT platform from Shire in December 2016 and have dedicated substantial resources to the further development of the platform and product candidates. The scientific founders of the MRT platform who were responsible for the research, development, manufacturing and delivery know-how and intellectual property supporting this platform joined our company as part of the acquisition. We have been building upon Shire’s pioneering work and significant investment by advancing our product candidates towards clinical trials. We believe these efforts have positioned us as a leading company in mRNA therapeutic development worldwide.

We are developing our lead MRT product candidate for the lung, MRT5005, for the treatment of patients with CF, which is the most common fatal inherited disease in the United States. CF affects more than 30,000 patients in the United States and a total of more than 70,000 patients worldwide and leads to premature death. CF is caused by genetic mutations that result in dysfunctional or absent cystic fibrosis transmembrane conductance regulator, or CFTR, protein. CF results in mucus buildup in the lungs, pancreas and other organs, and mortality is primarily driven by a progressive decline in lung function. There remains a large unmet medical need in the CF patient population as currently approved therapies are limited to patients with specific genetic mutations and patients treated with these therapies still suffer from long-term decline in lung function and exacerbations that require hospitalization.

We believe MRT5005 will be the first clinical-stage mRNA product candidate designed to deliver mRNA encoding fully functional CFTR protein to the lung. MRT5005 is being developed to treat all patients with CF, regardless of the underlying genetic mutation. This broad applicability is in contrast to CFTR protein modulators currently marketed or in clinical development, which are only effective in a subset of patients with specific genetic mutations.

We have designed MRT5005 to be inhaled via a handheld nebulizer and to be administered in a once-weekly dose. Once the inhaled MRT5005 has entered the epithelial cells lining the patient’s lungs, our therapeutic mRNA uses the cells’ own machinery for translation and expression of fully functional CFTR protein, thereby restoring this essential ion channel, which we believe will address the pathology of CF directly. In our preclinical studies we have observed dose-dependent increases in CFTR being restored to cell membranes and that the inhaled formulation of MRT5005 resulted in broad CFTR expression in lung tissue. We have initiated a double-blind, placebo-controlled Phase 1/2 clinical trial of MRT5005 in which we plan to enroll at least 32 patients with CF. We anticipate initiating the multiple-ascending dose part of the trial in the first quarter of 2019. In November 2015, the U.S. Food and Drug Administration, or FDA, granted orphan drug designation to MRT5005 for the treatment of CF.

We are advancing our lead MRT product candidate for the liver, MRT5201, for the treatment of patients with OTC deficiency, a metabolic liver enzyme disorder that results from a mutation in the OTC gene. OTC deficiency is the most common urea cycle disorder. This enzyme is an intracellular protein necessary for preventing the accumulation of ammonia, a normal byproduct of protein breakdown. When the enzyme is defective or absent, high levels of ammonia accumulate in the blood, which can cause serious and irreversible neurological damage. The incidence of OTC deficiency is estimated to be 1 in 56,500 live births in the United States.

We have designed MRT5201 for intravenous delivery of mRNA encoding fully functional OTC enzyme to the liver to enable hepatocytes, the predominant type of liver cell, to produce normal OTC enzyme. We expect that sufficient expression of the functional OTC enzyme in hepatocytes would reduce or eliminate the need for current treatments such as strict low-protein diets or ammonia scavengers. We have conducted preclinical studies in OTC-deficient mice in which we have observed delivery of MRT5201 and expression of functionally active human OTC in the mouse liver. Furthermore, MRT5201 was observed to normalize levels of urinary orotic acid, a biomarker of the disease, in these mice and render them resistant to the introduction of ammonia from outside the body for up to four weeks. We anticipate initiating a Phase 1/2 clinical trial of MRT5201 in patients with OTC deficiency in the first half of 2019. In March 2018, the FDA granted orphan drug designation to MRT5201 for the treatment of OTC deficiency.

In addition to genetic diseases of the lung and liver, we continue to explore other tissues where we believe we can leverage the broad applicability of our MRT platform across multiple diseases in which the production of desirable protein can have a therapeutic effect.

Our technology and products are protected by an extensive intellectual property portfolio, including issued patents and pending patent applications covering mRNA sequences, lipids and polymer composition of matter, manufacturing, specific targets, disease treatments, and formulation and delivery technology. We continue to innovate to improve both the mRNA constructs as well as the delivery technology involved in creating our MRT product candidates.

We have assembled a management team with highly relevant experience in product development in general and mRNA therapeutics in particular. Our management team has been involved with the development of over ten products approved by the FDA, including Aubagio, Cinryze, Elaprase, Firazyr, Gattex, Humira, Intuniv, Lialda, Natpara, VPRIV, Vyvanse and Xiidra.

Our Pipeline

Our proprietary MRT platform has been designed with the potential to apply across a broad array of diseases and target tissues and through multiple routes of administration. The following chart summarizes key information about our two lead product candidates and programs:

In addition to the programs above, we have several discovery-stage programs and are currently conducting lead identification activities to identify additional mRNA product candidates to treat diseases in the lung, liver, eye, CNS and lymphatic system.

Our Strategy

Our goal is to continue building a leading, global mRNA therapeutics company that capitalizes on our extensive experience with proprietary mRNA product development, delivery, manufacturing and process development. Our proprietary MRT platform has enabled us to focus on direct therapeutic approaches to treat specific genetic diseases with high unmet medical need. We are leveraging our platform’s broad applicability and believe that our first-in-class MRT product candidates in CF and OTC deficiency have the potential to transform these debilitating and life-threatening illnesses into manageable chronic conditions with an improved quality of life.

The key components of our strategy to achieve our goal include:

•

Rapidly advance MRT5005 into and through clinical development as a first-in-class treatment to provide mRNA encoding the fully functional CFTR protein in all patients with CF, regardless of the specific genetic mutation, by directly addressing the underlying cause of the disease. We have initiated a Phase 1/2 clinical trial in patients with CF.

•

Rapidly advance MRT5201 into and through clinical development as a first-in-class treatment to provide mRNA encoding the fully functional OTC enzyme in patients with OTC deficiency by directly addressing the underlying cause of the disease. We plan to initiate a Phase 1/2 clinical trial in patients with OTC deficiency in the first half of 2019.

•

Leverage the broad applicability of our proprietary MRT platform by developing additional MRT product candidates for our own pipeline as well as selectively pursuing strategic collaborations. Specifically, we intend to:

•	Maintain our initial focus on genetic diseases with high unmet medical need in the lungs and liver to utilize our platform to rapidly develop new product candidates targeting these tissues.

•	Broaden our focus to develop product candidates that address diseases with high unmet medical need, including CNS disorders, ocular diseases and blood disorders.

•	Explore opportunities to collaborate where potential partners may add strategic value to our platform or programs.

•

Develop deep and active relationships with patient advocacy groups in order to better understand the needs of patients to optimize our treatment approaches and also to identify patients that could potentially benefit from our MRT product candidates.

•	Seek strategic acquisitions or in-licenses of technology or assets that may complement our proprietary MRT platform and programs.

•	Aggressively strengthen and protect our intellectual property and scientific and technical know-how.

•	Maintain the flexibility to develop and potentially commercialize products ourselves.

The Role of mRNA

mRNA is a fundamental component of gene expression. It is the key link in the process of translating genetic information encoded in DNA into instructions that are used by cells to produce the proteins needed to carry out essential cellular functions. These instructions are processed through cellular mechanisms in two steps: transcription and translation. During transcription, a gene that encodes an amino acid sequence for a particular protein is transcribed into a complementary sequence of mRNA. The mRNA then carries these instructions to other areas of the cell where the instructions are translated by ribosomes, which are specialized molecular machines within cells that carry out protein synthesis. During transcription, the ribosomes use the instructions conveyed by mRNA as a template for assembling the amino acids to create the desired protein. The following graphic illustrates the transcription and translation processes.

Abnormal gene expression, caused by a mutation in a DNA sequence, can result in the transcription of defective instructions. The translation of defective instructions by the cell can lead to the failure to produce, insufficient production or over production of a protein, or the production of dysfunctional proteins. This protein defect is the underlying cause of genetic disease.

There are several existing treatment approaches that seek to address the underlying cause of the absent or defective proteins associated with genetic disorders, including protein replacement therapy, gene therapy, gene editing and small molecule therapies. However, each has important limitations.

Existing Treatment Approaches and Their Limitations

Protein Replacement Therapy

Protein replacement therapy seeks to supplement or replace absent or deficient proteins or enzymes. While this approach has been used successfully to treat a subset of protein-based disorders, it is most effective if the protein carries out its function outside the cell. However, a majority of genetic disorders involve intracellular or transmembrane proteins, which carry out their function inside the cell. These proteins are significantly more challenging to replace.

Gene Therapy

Gene therapy is the process of introducing a functional copy of a defective gene sequence into a patient’s cells to express the desired protein. However, some current gene therapy approaches do not efficiently integrate this functional genetic sequence into the genome, while other approaches randomly integrate thereby causing safety concerns. The failure to efficiently integrate results in the functional genetic sequence not being effectively passed to new cells following cell division. As a result, in genetic disorders that involve dividing cells, such as epithelial cells of the lung, the efficacy of gene therapy may be limited. Repeated gene therapy treatments may be required to effectively treat such disorders. However, the ability to provide repeated treatments is limited by current gene therapy’s reliance on the delivery through a viral vector, which is an engineered virus that is designed to express genes of interest and results in serious challenges concerning safety and immunogenicity, such as neutralizing antibodies. The success of this approach is further limited by difficulties in delivering the therapy to the cell nucleus, which is a crucial step to ensure ultimate expression of the desired therapeutic protein. The cost of manufacturing gene therapy product candidates in large scale is also significant.

Gene Editing

Gene editing seeks to permanently replace, delete or repair a defective gene sequence at the natural gene location in a patient’s genome. In contrast to gene therapy, an edited genetic sequence would be replicated in new cells following cell division, thereby reducing or eliminating the need for repeat dosing. However, current methods of gene editing face significant limitations, including unwanted on- and off-target modifications to DNA, failure to make the intended modification, challenges in introducing the particular edit into the cell nucleus, and manufacturing complexities. There are currently no approved gene editing products, and there is limited clinical experience with this approach.

Small Molecule Therapy

In small molecule therapy, small molecules are designed to bind to disease-associated molecules and modulate their activity. Small molecule approaches to genetic disorders have limitations, including the inability to directly address specific gene defects and the potential to cause off-target toxicities.

mRNA Therapy

mRNA therapy has long been of interest because of its potential to overcome many of the shortcomings of existing approaches. The goal of mRNA therapy is to provide the instructions needed for cells to produce functional proteins through the cells’ own machinery. mRNA does not integrate into or alter the genome, which may offer a better safety profile than gene therapy, gene editing or small molecule therapy. Because mRNA is a natural component of all cells, it is inherently biocompatible. As such, mRNA therapy offers the ability to titrate and dose repeatedly. The central role of mRNA in protein expression confers the potential for mRNA therapy to have broad applicability across multiple diseases in which the production of a desirable protein can have a therapeutic effect.

However, the potential of mRNA therapy has been unrealized due to the following key challenges:

•	Stability: mRNA is susceptible to rapid degradation by nucleases, including ribonuclease, or RNase, which can limit the duration of the therapeutic effect.

•	Immunogenicity: An effective therapeutic mRNA must be pure and in a form not recognized by the body as foreign to avoid triggering an immune response.

•	Delivery: Therapeutic mRNA must be safely and effectively delivered across the cell membranes of the target tissues without off-target toxicity and degradation.

•

Manufacture of mRNA Products: It is difficult to achieve scalable and cost-effective manufacturing of stable and non-immunogenic therapeutic mRNA in quantities sufficient to support clinical trials and commercial production.

We believe that our scientific expertise and years of investment in mRNA construct design, delivery and manufacturing have allowed us to overcome many challenges that have limited the development of mRNA therapy.

Our MRT Platform

Our MRT platform has enabled us to develop product candidates designed to deliver mRNA that can carry instructions to produce intracellular, transmembrane and secreted proteins. Our platform is also designed to be flexible and scalable by allowing for the development of MRT product candidates that vary only in the mRNA sequence and the tissue-specific delivery vehicle. This modular nature of our platform may allow us to rapidly advance into new indications after successfully establishing delivery vehicles for specific tissues. For example, we are utilizing our MRT platform to identify and rapidly develop new product candidates designed to address the underlying causes of additional diseases of the lung and liver.

As depicted below, mRNA directly provides the instructions for the body to produce proteins. Our MRT product candidates are designed to enter the cell and unpackage our therapeutic mRNA in the cytoplasm. Upon release of the mRNA, the ribosomes in the cell engage the mRNA and begin the translation process, resulting in the production of the desired natural protein. This process of translation is designed to continue until the mRNA is expended.

Advantages of our MRT Platform

We believe that our proprietary MRT platform and the design of our product candidates, which consist of the protein-coding mRNA and a delivery vehicle, will enable us to overcome the challenges of mRNA therapy and allow for chronic dosing of our MRT product candidates for the following reasons:

•

Enhanced Stability. Our mRNA design, manufacturing processes and nanoparticle formulations are designed to protect our mRNA from degradation by nucleases, including RNase, and by chemical or physical forces, in order to achieve the appropriate duration of therapeutic effect.

•

Low Immunogenicity. We use manufacturing processes to remove impurities and we design our mRNA using structural components that are identical to natural mRNA within the body, thereby reducing the risk of stimulating an immune response.

•

Tissue-Specific Delivery. Our delivery technology is designed for efficient encapsulation and cellular uptake in target tissues, thereby reducing the risk of degradation, off-target toxicity and unwanted stimulation of the immune system.

•

Scalable and Flexible Manufacturing. We employ a unique, biosynthetic, cell-free process to manufacture pure, high-quality mRNA and delivery vehicles with significant potency at a scale suitable for clinical trials and that is designed to be scaled to support commercial production.

mRNA Construct Design

Delivering the desired mRNA sequences is the first step to restoring healthy function to proteins. In our preclinical studies, we observed that such mRNA sequences, when flanked by proprietary signaling sequences and packaged into our delivery vehicles, entered cells and restored proper cellular protein production.

We design our proprietary mRNA sequences to encode the natural protein sequences. We use unmodified mRNA bases to replicate the composition and function of endogenous mRNA. We then further optimize the sequences to result in efficient protein production. We achieve this optimization through the selection of appropriate transcription and translational control elements to maximize protein expression across a broad range of tissues.

Delivery

After we create the desired mRNA sequences, we then package our mRNA sequences into delivery vehicles, such as our LNPs, that are customized for delivery to specific tissues. We design our delivery vehicles for optimal size, surface charge and lipid composition.

For example, MRT5005 is intended to address the underlying cause of CF, and thus we use a lipid composition and particle size designed specifically to deliver mRNA to the lung by inhalation. By contrast, MRT5201, which is administered intravenously, is intended to address the underlying cause of OTC deficiency, and thus its lipid composition and particle size is designed specifically to deliver mRNA into hepatocytes.

We intend to apply our delivery expertise gained in the development of our lead MRT product candidates to the design, optimization and manufacturing of new MRT product candidates.

Our LNPs are designed to have low immunogenicity, meaning that they are intended to avoid stimulating the body’s natural response to exogenous therapies, thereby preventing the formation of antibodies which can neutralize exogenous therapeutic products and dramatically decrease their efficacy. Neutralizing antibodies pose a major limitation to gene therapies and related approaches. In preclinical studies, we have not observed any neutralizing antibody effect towards our MRT product candidates and have observed continued therapeutic benefits after repeat administrations. Because we can dose our MRT product candidates repeatedly, we expect to be able to titrate dosing to the minimally-effective dose to maximize patient-specific therapeutic benefit. The ability to dose repeatedly may also allow us to treat cells that routinely turn over in the body, such as epithelial cells in the lungs.

Manufacturing

Through years of investment, we have established current Good Manufacturing Practices, or cGMP, of our mRNA drug substance. We have developed proprietary processes that reproducibly provide sufficient quantities of highly pure, high-quality and highly potent mRNA to support our clinical trials. We have made extensive efforts to develop analytical assays to allow for complete characterization of the mRNA drug substance. These assays allow us to demonstrate the quality and potency of the resulting mRNA drug substance. We believe that our manufacturing processes successfully address key issues commonly associated with the manufacturing of mRNA, such as poor capping at one end of the mRNA sequence and the extensive presence of prematurely-terminated sequences, such as double-stranded RNA and other contaminants.

The modular nature of our mRNA drug substance manufacturing processes allows for versatility by using the same core production and purification processes for any mRNA drug substance. We only change the sequence of the coding region for the desired mRNA candidate to produce a new mRNA drug substance. Further, we believe that our manufacturing process is cost-effective and minimizes development costs associated with a new mRNA drug substance because, unlike other treatment approaches, it does not require new cell line development or a new production and purification process for each new MRT product candidate.

We have also established cGMP manufacturing of the LNP drug product, which is the delivery vehicle containing the mRNA drug substance. We have developed a proprietary process to produce high-quality, highly potent and stable LNPs that encapsulate our mRNA drug substance. We have designed our LNP drug product to facilitate cellular uptake as well as provide stability, including against degradation by nucleases, such as RNase. We have designed a large-scale cGMP manufacturing process for our LNP drug products that we believe can support our clinical trials and is readily scalable. We have made extensive efforts to develop analytical assays to allow for complete characterization of the LNP final drug product and to allow us to demonstrate the quality and potency of the final LNP drug product.

Similar to our mRNA manufacturing, our LNP manufacturing process utilizes a modular approach that we believe will be cost-effective and will minimize development costs associated with each new mRNA drug substance.

Broad Applicability of our MRT Platform

We believe that our MRT platform may be applied across a broad array of diseases and target tissues via multiple routes of administration. In addition to the inhalation and intravenous administration employed for our two lead programs for the treatment of CF and OTC deficiency, respectively, we have observed successful production of the desired proteins through other routes of administration in preclinical studies, which may allow us to develop MRT product candidates for the treatment of a wide range of rare and non-rare diseases, including CNS disorders, ocular diseases and blood disorders. We believe our platform may also be applied to produce therapeutic antibodies and vaccines in areas such as infectious disease and oncology. We are conducting research in the below areas to identify additional product candidates.

Our Programs

Lead Program for the Lung: MRT5005

Our lead MRT product candidate for the lung, MRT5005, is designed to address the underlying cause of CF by delivering mRNA encoding fully functional CFTR protein to the lung epithelial cells through nebulization. In preclinical studies, successful delivery of MRT5005 resulted in the production of fully functional CFTR protein. According to research from the National Institutes of Health, or NIH, the average number of copies of human CFTR mRNA is approximately one or two per cell. We believe that we can provide therapeutic levels of human CFTR mRNA because MRT5005 is designed to efficiently deliver human CFTR mRNA to the lung with widespread distribution.

There is a large unmet medical need in the CF patient population as the currently approved therapies are limited to patients with specific genetic mutations and patients treated with these therapies still suffer from long-term decline in lung function and exacerbations that require hospitalization. MRT5005 has the potential to treat all patients suffering from CF, regardless of the mutations present. Our goal for MRT5005 is to provide patients with significant improvements in lung function, halt the progressive decline in lung function and substantially reduce the frequency of pulmonary exacerbations.

We believe MRT5005 will be the first clinical-stage mRNA product candidate designed to deliver mRNA encoding fully functional CFTR protein to lung epithelial cells. We have initiated a double-blind, placebo-controlled Phase 1/2 clinical trial of MRT5005 in which we plan to enroll at least 32 patients with CF.

Cystic Fibrosis

CF is the most common fatal inherited disease in the United States. CF results in mucus buildup in the lungs, pancreas and other organs, and mortality is primarily driven by a progressive decline in lung function. There is no cure for CF. According to the Cystic Fibrosis Foundation, or CFF, the median age at death for patients with CF in the United States was 29.6 years in 2016. According to the CFF, more than 30,000 patients in the United States and more than 70,000 patients worldwide are living with CF and approximately 1,000 new cases of CF are diagnosed each year. Patients with CF experience frequent pulmonary exacerbations, chronic infections and persistent inflammation, all of which may require outpatient doctor visits and hospitalizations. In some severe cases, these patients require lung transplants. The quality of life for patients with CF is severely compromised and requires significant self-care time, including life-long treatment with multiple daily medications, use of nebulizers and physiotherapy.

CF is caused by dysfunctional or missing CFTR protein. The CFTR protein functions as a channel that regulates the movement of chloride ions in and out of the cells of organs such as the lungs, pancreas and the gastrointestinal tract. Through regulation of these ions, the amount of salts in the fluid both inside and outside of the cell remains balanced. When CFTR protein expels the ions, water is drawn out of cells and hydrates the cell surface. In patients with CF, the CFTR protein is defective and cannot perform its normal function of transporting ions across the cell membrane, resulting in an environment characterized by thick mucus on affected cellular surfaces. The deficiency in CFTR protein activity in patients with CF is particularly problematic in the lungs, where the build-up of thick mucus obstructs air flow and provides a favorable environment for bacteria, which leads to chronic infection and persistent inflammation.

Current Treatment Landscape for CF

Until the development of CFTR modulators, approved therapies to treat patients with CF only treated the symptoms of CF, by preventing and controlling infections that occur in the lungs. Accordingly, antibiotics are frequently used in conjunction with mucus-thinning drugs. A significant portion of patients with CF are prescribed bronchodilators, although no bronchodilator is currently approved by the FDA for the treatment of patients with CF.

For patients with certain genetic mutations, two medications have been shown to have direct effects on CFTR. The first is ivacaftor, or Kalydeco, a small molecule marketed by Vertex Pharmaceuticals Inc., or Vertex, which stimulates the activity of certain types of defective CFTR and is known as a CFTR potentiator. Another CFTR-specific drug, lumacaftor, helps stabilize defective and misfolded CFTR molecules, allowing increased trafficking of CFTR to the cell membrane rather than to protein degradation pathways. Orkambi, a small molecule also marketed by Vertex, combines ivacaftor and lumacaftor. Orkambi was approved by the FDA in 2015 based on its ability to improve lung function in subsets of patients with CF with certain genetic mutations. Vertex reported aggregate product revenues from sales of Kalydeco and Orkambi of $2.17 billion in 2017 and $1.68 billion in 2016. While these therapies improve lung function, they are limited to patients with certain genetic mutations, and although Kalydeco is considered the best available treatment for providing clinical benefit in pulmonary function in CF, patients treated with Kalydeco still experience pulmonary exacerbations, which are typically caused by bacterial infections in the lungs. Neither Kalydeco nor Orkambi is able to halt the progressive decline in pulmonary function, which represents a significant unmet medical need.

An mRNA therapy that results in the expression of the functional CFTR protein has the potential to significantly reduce the number of pulmonary exacerbations, to halt the progressive decline in pulmonary function and provide significant improvements in lung function. We believe there is a significant unmet need and market opportunity for an mRNA therapy that can restore fully functional CFTR protein across all patients with CF regardless of the underlying genetic mutation.

Our Solution: MRT5005

We are developing MRT5005 to treat all patients with CF, regardless of the underlying mutation in CFTR. We designed MRT5005 to be inhaled via a handheld nebulizer. Once the inhaled MRT5005 has entered the epithelial cells lining the patient’s lungs, our therapeutic mRNA uses the cells’ own machinery for translation and expression of fully functional CFTR protein, thereby restoring this essential ion channel, which we believe will address the pathology of CF directly. Our CFTR mRNA encodes the protein that forms a functional ion channel that is defective or absent in patients with CF, and we have observed functionally active ion channels in preclinical studies.

In our preclinical studies we have observed dose-dependent increases in CFTR being restored to cell membranes. The inhaled formulation of MRT5005 resulted in broad CFTR expression in lung tissue. We have initiated a Phase 1/2 clinical trial to evaluate the safety and efficacy of MRT5005 in patients with CF.

Phase 1/2 Clinical Trial.    In our double-blind, placebo-controlled Phase 1/2 clinical trial of MRT5005, we plan to enroll at least 32 adult patients with CF across multiple sites in the United States. In the first part of the clinical trial, three groups of four subjects each will receive a single dose of placebo or 8 mg, 16 mg or 24 mg of MRT5005, respectively. In the second part of the trial, different subjects will receive five weekly doses of placebo or 8 mg, 16 mg or 24 mg of MRT5005. In the third and final part of the trial, two groups of four subjects each will also receive five weekly doses of placebo or one of the two highest tolerated doses, and will also undergo bronchoscopies prior to the first dose and after the last dose. The primary endpoint of this trial will be the safety and tolerability of MRT5005. Secondary endpoints will include quantitative measures of the ability to deliver CFTR mRNA and show expression of CFTR protein in bronchial cells retrieved from patients’ airways and to assess changes in CFTR ion channel activity in the airways.

In this Phase 1/2 clinical trial, we will also perform measurements of forced expiratory volume in one second, or FEV1, which is a well-defined and accepted endpoint measuring lung function based on completed clinical trials for currently-marketed therapies. FEV1 represents the amount of air that can be exhaled from the lungs in one second. The rate of decline in FEV1 in patients with CF has been demonstrated to correlate with life expectancy and to be a strong clinical predictor of mortality. In patients with CF, lung function is typically reported as a fraction of their FEV1 compared to that of a healthy individual of the same height, sex and race. We expect to design future clinical trials in which improvements in FEV1 or the reduction of pulmonary exacerbations will be the primary efficacy endpoint.

Preclinical Validation of Our Approach.    Human CFTR protein is a large, transmembrane protein that undergoes critical folding and extensive glycosylation prior to being trafficked to incorporate into the membrane of the cell within the lungs. By delivering mRNA encoding the CFTR protein to cells, we rely on the endogenous ribosomes to not only translate the proper CFTR protein, but also to accurately fold, glycosylate and traffic the protein to its natural state and location within the cell.

Our preclinical program included in vitro studies as well as in vivo studies in multiple species to establish the ability of our MRT platform for the treatment of CF. We conducted in vitro studies in which we observed that our CFTR mRNA drug substance successfully resulted in the production of human CFTR protein and we observed ion channel activity of the measured CFTR protein. We obtained substantial data through in vivo studies conducted in mice, rats and non-human primates, or NHPs. In these studies, we observed successful mRNA delivery and subsequent human CFTR protein production within the lungs of all species tested. In addition, we generated ion channel activity, biodistribution, pharmacokinetic and safety data through in vivo evaluation of single- and multiple-dose regimens.

In Vitro Validation of MRT5005.    We performed an in vitro study to evaluate the ability of our CFTR mRNA drug substance to produce human CFTR protein. In this study, we introduced the mRNA into cells and, after a given period of time, we analyzed the cells for human CFTR protein using standard laboratory methods. We observed a dose-dependent correlation with respect to both the amount of CFTR mRNA introduced into cells and the amount of full length human CFTR protein produced.

Once we established that our mRNA drug substance could produce the desired human CFTR protein, we used an in vitro Ussing Chamber assay to evaluate whether the mRNA-derived CFTR protein was active. An Ussing Chamber assay is commonly used to determine the function of CFTR protein by measuring ion transport across a cell membrane through CFTR. In this in vitro study, we evaluated the activity of the CFTR protein that was produced from three separate manufacturing lots of our CFTR mRNA drug substance. We evaluated each lot of our CFTR mRNA in polarized epithelial cells and conducted electrophysiological assays to measure ion flow across the cell membrane through our CFTR mRNA.

As depicted below, three independent parameters confirmed that this ion flow was due to increased CFTR activity. First, the activity was stimulated by forskolin, a known activator of CFTR. The activity was further stimulated by ivacaftor, an FDA-approved potentiator of CFTR function, and it was selectively inhibited by a human-specific CFTR inhibitor. Based on these findings, we believe that the human CFTR protein produced from our mRNA drug substance was active and produced normal ion channel activity.

Additionally, in other in vitro studies, MRT5005 demonstrated active CFTR ion channel in human bronchial epithelial cells that were derived from human lung tissue.

In Vivo Validation of MRT5005.    We conducted in vivo studies to further evaluate whether the application of MRT5005 produced fully functional CFTR protein activity. In order for the mRNA drug substance to enter the epithelial cells, MRT5005 must cross the mucus layer of the diseased lung. We tested MRT5005 in a rat CFTR knockout model developed at the University of Alabama. The rats in this model had increased mucus occlusions within the lung layer and nasal epithelial cells, which resemble conditions comparable to those of humans with CF. We evaluated the ability of MRT5005 to cross the mucus layer of diseased cells and produce functional CFTR protein in the underlying epithelial cells by measuring forskolin-induced electrochemical changes in respiratory epithelial cells of anesthetized rats. In this study, the lack of functional CFTR ion channel activity resulted in a potential difference change of approximately five millivolts. These data support the ability of MRT5005 to cross the mucus layer of diseased cells and deliver our CFTR mRNA to the underlying cells thereby resulting in the production of functional CFTR proteins in the cells. The figure below depicts the potential difference in the forskolin-induced electrochemical changes in rat respiratory nasal cells with and without CFTR-dependent chloride transport in the rat CF model after treatment with MRT5005.

We also investigated the ability of a single dose of MRT5005 to deliver CFTR mRNA to lungs in rats and NHPs. We observed CFTR mRNA levels of up to 1,500-fold higher than normal in NHPs 24 hours after a single exposure to MRT5005. We also observed high levels of human CFTR mRNA deposition after a single administration in rats. While these levels in the rats decreased over time, CFTR mRNA deposition was still detectable at higher than normal levels 28 days after administration at the highest doses. Biodistribution analysis of multiple respiratory tract organs demonstrated that the large majority of our drug product deposited in the lungs of rats and NHPs. We believe that these results provide preclinical validation of the ability of MRT5005 to reach the lungs while protecting the delivered mRNA from rapid degradation by nuclease activity.

The figure below presents the fold increase in levels of human CFTR mRNA in the lungs of rats after a single aerosolized administration of MRT5005 when compared to normal rat CFTR mRNA levels.

We evaluated CFTR protein expression in normal NHPs and rats and observed a dose-dependent staining intensity that generally reflected the mRNA levels that were measured. Importantly, after a single dose, we observed significant staining in the NHPs at one week post-administration. We observed remaining CFTR expression at 28 days post-administration at the high dose levels in the rats. We observed that CFTR protein expression was widespread throughout the upper and lower airways in both NHPs and rats.

In this study, and as shown in the figure that follows, we observed that cells throughout the bronchial and alveolar epithelium demonstrated dose-dependent CFTR protein expression.

The figure below shows widespread distribution of human CFTR protein in lung tissue with successful human CFTR protein production in both bronchial epithelial cells as well as alveolar regions in NHPs. We have also observed membrane localization of human CFTR protein within the lung epithelial cells of treated NHPs.

We have conducted multiple-dose inhalation in vivo studies in both rats and NHPs. We administered five weekly treatments with a 28-day recovery period in each species. We monitored safety as well as pharmacodynamic parameters. We observed robust delivery of human CFTR mRNA upon treatment with MRT5005, resulting in higher than normal levels of CFTR mRNA, similar to what we observed in the single dose administration studies. We observed widespread distribution of the resulting human CFTR protein, with intense staining in both the bronchial epithelial cells as well as lower airway and alveolar regions. Upon multiple exposures, we observed the presence of human CFTR protein 28 days after the final treatment in rats and NHPs. More specifically, after five weekly doses of MRT5005, we observed a dose-dependent increase in human CFTR protein production. Data from the multiple-dose study in NHPs is depicted below, representing robust protein production of the high dose at week 5 as well as the presence of human CFTR protein at 28 days post-treatment.

MRT5005 was well tolerated in all of our preclinical studies at all doses. We have not observed adverse effects or physiological changes throughout the preclinical toxicology studies in rats and NHPs. Histopathological analysis of the lungs and respiratory tract tissues after multiple-dose regimens demonstrated normal histology and normal morphology with no signs of inflammation. Based on these results, we believe that MRT5005 has the potential to safely and efficiently deliver mRNA to the lungs and successfully result in CFTR protein production within the epithelial cells of the lung.

Lead Program for the Liver: MRT5201

Our lead MRT product candidate for the liver, MRT5201, is designed to address the underlying cause of OTC deficiency by delivering mRNA encoding fully functional OTC enzyme to hepatocytes through intravenous administration. There is a large unmet medical need for patients with OTC deficiency as these patients may experience high blood ammonia levels and liver failure and have early mortality. In our preclinical studies, we observed successful delivery of MRT5201 to the liver and the resulting production of fully functional OTC enzyme.

We believe MRT5201 will be the first clinical-stage mRNA product candidate designed to deliver mRNA encoding fully functional OTC enzyme to hepatocytes. We anticipate initiating a Phase 1/2 clinical trial of MRT5201 in patients with OTC deficiency in the first half of 2019.

OTC Deficiency

OTC deficiency is a metabolic liver enzyme disorder that results from a mutation in the OTC gene. OTC deficiency is the most common urea cycle disorder. The OTC enzyme is necessary for preventing the accumulation of ammonia, a normal byproduct of protein breakdown. When the enzyme is defective or absent, high levels of ammonia accumulate in the blood, which can cause serious and irreversible neurological damage.

OTC deficiency can manifest in a neonatal onset form and a later onset form. In the neonatal form, infants with a urea cycle disorder may have symptoms such as lethargy, poor feeding, seizures and breathing difficulties.

Unless treatment is promptly initiated, the high ammonia levels, or hyperammonemia, may lead to coma and/or permanent neurocognitive damage. In the later onset form, symptoms may manifest for the first time anytime from childhood to adulthood. These symptoms can include vomiting, developmental delays and seizures. Hyperammonemic crises are often triggered by infections or stress.

Based on published research, the incidence of OTC deficiency is estimated to be 1 in 56,500 live births in the United States. OTC deficiency is an X-chromosome-linked disease, and females are typically less severely affected than males.

Current Treatment Landscape for OTC Deficiency

The standard treatment for patients with OTC deficiency consists of severe dietary protein restriction with essential amino acid supplements, along with treatment with ammonia scavengers that drive the incorporation of ammonia into metabolites that are readily excreted. Patients routinely receive carbohydrate- and lipid-rich nutrition, including overnight feeding through a nasogastric tube. During acute hyperammonemic crises, patients with OTC deficiency may require dialysis or hemofiltration to control ammonia levels.

A liver transplant can be a curative solution to OTC deficiency. Liver transplant is limited by donor availability and patient eligibility and has significant risks associated with the surgery. Liver transplantation is especially complicated in neonatal patients and young children, which leads to delaying transplants until these patients are older. Unfortunately, some patients die while awaiting transplants. In addition to these risks associated with surgery itself, transplant patients also frequently suffer long-term complications related to the immunosuppression medications required to prevent organ rejection, which have side effects that include increased rates of infections, malignancy, and kidney toxicity.

Our Solution: MRT5201

We are developing MRT5201 to treat patients with OTC deficiency. We have developed MRT5201 for intravenous administration and delivery of mRNA encoding fully functional OTC enzyme to the liver to enable the hepatocytes to produce the normal OTC enzyme. We expect that sufficient expression of the natural OTC enzyme in hepatocytes would reduce or eliminate the need for current treatments such as strict low-protein diets or ammonia scavengers. Given the high unmet need and limited therapeutic options available, we believe that regulatory approval can be obtained based on clinical trials with relatively small patient populations. We anticipate initiating a Phase 1/2 clinical trial of MRT5201 in patients with OTC deficiency in the first half of 2019.

Preclinical Studies of Our Approach.    We have established the ability of our MRT platform to treat OTC deficiency using in vitro studies as well as in vivo studies in multiple species. We conducted in vitro studies demonstrating that our mRNA successfully resulted in the production of human OTC enzyme, as well as subsequent activity of the measured OTC enzyme. We obtained substantial data through in vivo studies conducted in mice and NHPs. In these studies, we observed successful mRNA delivery and subsequent human OTC enzyme production within the livers of all species tested. In addition, we evaluated OTC enzyme activity and the biodistribution, pharmacokinetics, efficacy and safety of single- and multiple-dose regimens.

In Vivo Validation of MRT5201.    In in vivo studies using a mouse model where the gene for OTC has been rendered dysfunctional, we observed delivery of MRT5201 and the resulting expression of functionally active human OTC enzyme. This mouse model was designed to replicate certain clinical features of OTC deficiency, such as elevated urinary orotic acid and the inability to metabolize high levels of ammonia in the blood. As depicted in the figure below, a single treatment with MRT5201 resulted in normalization of urinary orotic acid levels in this mouse model.

We deliberately challenged OTC-deficient mice with exogenous ammonia to mimic a hyperammonemic episode. Untreated OTC-deficient mice challenged with exongenous ammonia are unable to reduce their ammonia levels and suffer severe morbidity. We observed that after treatment with MRT5201 these OTC-deficient mice were able to reduce their ammonia levels to levels that are normal for wild-type mice, as shown in the figure below. We observed that this protective effect against hyperammonemia persisted in these mice for up to four weeks after a single dose.

We also conducted multiple-dose studies of MRT5201 in OTC-deficient mice. We observed successful OTC enzyme production in the livers of these mice over the course of eight weekly intravenous administrations of MRT5201. We observed robust activity each week resulting in ornithine metabolism levels well above the minimum therapeutic level necessary, which suggested that the OTC enzyme was fully functioning.

An mRNA therapeutic for OTC deficiency must be delivered to a broad population of the liver cells in order to be effective. We conducted in vivo studies to evaluate the delivery and distribution of MRT5201 in NHPs. As shown in the figure below, we have observed successful delivery of MRT5201 to the liver, and more specifically to the hepatocytes, of NHPs after intravenous administration. As shown on the left, intracellular mRNA localization after a single dose of MRT5201 in NHPs resulted in the detection of high levels of OTC mRNA throughout the liver, indicating high and widespread distribution. Moreover, as shown on the right, we observed corresponding human OTC enzyme production within the liver cells after treatment with MRT5201.

We have also performed multiple-dose in vivo studies of MRT5201 in both mice and NHPs. Based on the studies discussed above, we have established satisfactory therapeutic index levels of MRT5201 in both species, which has enabled us to move forward with IND-enabling studies.

Other Indications and Target Tissues

We believe that our MRT platform may be applied across a broad array of diseases and target tissues via multiple routes of administration, including for the treatment of a wide range of rare and non-rare diseases, including CNS disorders, ocular diseases and blood disorders. We believe our platform may also be applied to produce therapeutic antibodies and vaccines in such areas as infectious disease and oncology.

We are currently conducting lead identification activities to identify additional potential mRNA therapeutic candidates. Specifically, we are conducting research to identify lead MRT product candidates for rare diseases of the eye delivered intravitreally. We are also conducting research to identify lead MRT product candidates for diseases of the CNS. With regard to MRT product candidates designed to engage the lymphatic system, we are exploring multiple routes of administration, along with conducting research to identify lead product candidates for infectious disease and cancer vaccines. Our research for targeted tissues such as the eye, CNS and lymphatic system, builds on the preliminary formulations we have identified as well as developing new delivery systems specifically designed for each formulation. We are working to develop new product candidates using our current delivery vehicles to treat additional rare diseases of the lung and liver. All of these programs are in the discovery stage.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe we have significant competitive advantages with our industry-leading expertise in mRNA technology, rare disease clinical development expertise and advanced intellectual property position, we currently face and will continue to face competition for our development programs from companies that use mRNA, gene editing or gene therapy development platforms and from companies focused on more traditional therapeutic modalities, such as small molecules.

The competition is likely to come from multiple sources, including larger pharmaceutical companies, biotechnology companies and academia. Accordingly, our competitors may be more successful than us in obtaining approval for treatments and achieving widespread market acceptance. For any products that we may ultimately commercialize, not only will we compete with any existing therapies and those therapies currently in development, we will have to compete with new therapies that may become available in the future.

Our competitors also include companies that are or will be developing other mRNA technology methods as well as small molecules, biologics and nucleic acid-based therapies for the same indications that we are targeting with our mRNA-based therapeutics. Some of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. These same competitors may invent technology that competes with our product candidates.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even greater concentration of resources among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and registering subjects for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, health-economic benefit, convenience of administration and delivery, price, the level of generic or biosimilar competition and the availability of adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products faster or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, we expect that our products, if approved, will be priced at a premium over competitive generic products, and our ability to compete may be affected by insurers or other third-party payors encouraging the use of generic products.

mRNA Platform

Companies with mRNA platform capabilities include: Novartis AG, GlaxoSmithKline plc, CureVac AG, BioNTech AG, Moderna Therapeutics Inc., Ethris GmbH, Arcturus Therapeutics Ltd., eTheRNA immunotherapies NV, NovellusDx Ltd., TranscriptTX, Inc. and Roivant Sciences Ltd.

MRT5005 / Cystic Fibrosis

If approved for the treatment of CF, MRT5005 would compete with Kalydeco (ivacaftor) and Orkambi, each of which is marketed by Vertex Pharmaceuticals Incorporated, or Vertex. Kalydeco (ivacaftor) is a CFTR potentiator that is approved for the treatment of patients with CF who have the G551D mutation or other specified mutations in their CFTR gene. Orkambi is a combination of lumacaftor, a CFTR corrector, and ivacaftor and is approved for the treatment of patients with CF who have the F508del mutation in their CFTR gene. Vertex submitted a new drug application in 2017 for a combination treatment of tezacaftor/ivacaftor, which is under priority review by the FDA. Tezacaftor is a CFTR corrector for the treatment of patients with CF who have at least one copy of the F508del mutation in their CFTR gene. Vertex also has several CFTR corrector compounds in clinical development, including VX-440, VX-152, VX-371, VX-659 and VX-445, each of which is in Phase 2 or Phase 3 clinical trials in combination with other drugs and product candidates. Vertex announced that it initiated Phase 3 clinical trials of VX-659 and VX-445 as part of a combination therapy in February and April 2018, respectively.

We are aware of several companies with product candidates for the treatment of CF in Phase 2 clinical development in addition to Vertex, including Copernicus Therapeutics Inc., Flatley Discovery Lab, LLC, Galapagos NV, Grifols S.A., NovaBiotics Ltd, Novartis AG, Novotersis LLC, Parion Sciences, Inc., Proteostasis Therapeutics, Inc., Protalix BioTherapeutics, Inc., Sanofi S.A., Spyryx Biosciences, Inc. and Verona Pharma plc. We are aware of several companies with product candidates for the treatment of CF in Phase 1 clinical development, including Galapagos NV, Alpine Immune Sciences Inc., AstraZeneca plc, Eloxx Pharmaceuticals Ltd, Flatley Discovery Lab, LLC, Paranta Biosciences Ltd., ProQR Therapeutics N.V. and Proteostasis Therapeutics, Inc. Corbus Pharmaceuticals Holdings, Inc. completed a Phase 2 clinical trial of lenabasum for the treatment of CF and initiated a Phase 2b clinical trial in the first quarter of 2018.

Other companies developing products that modulate or affect CFTR function for the treatment of CF also include: Editas Medicine Inc., CRISPR Therapeutics AG, Ethris GmbH and Moderna Therapeutics Inc.

MRT5201 / OTC Deficiency

There are currently no approved therapies that address the underlying cause of OTC deficiency. There are several ammonia scavengers that treat OTC deficiency, including Buphenyl and Ravicti, each marketed by Horizon Pharma plc, and Ammonul, marketed by Swedish Ophan Biovitrum AB and Valeant Pharmaceuticals Ireland. We are aware of several product candidates in clinical development for the treatment of OTC deficiency that may compete with MRT5201. DTX is an adeno-associated virus, or AAV, OTC gene stimulator in Phase 2 clinical development by Ultragenyx Pharmaceutical Inc. HepaStem/Heparesc is a liver progenitor cell-based therapy in Phase 2 clinical development by Promethera Biosciences S.A. Lunar-OTC is an OTC gene stimulator in preclinical development by Arcturus Therapeutics Ltd. in collaboration with CureVac AG. SEL-313 is an AAV-based gene therapy in preclinical development by Selecta Biosciences, Inc. in collaboration with Genetheon S.A.

Other companies developing products that modulate or affect OTC function for the treatment of OTC deficiency include Swedish Orphan Biovitrum AB, Roivant Sciences Ltd., Ethris GmbH and Arcturus Therapeutics Ltd.

Asset Purchase Agreement with Shire

On December 22, 2016, we entered into an asset purchase agreement with Shire, or the Shire Agreement, pursuant to which Shire assigned to us all of its rights to certain patent rights, permits, real property leases, contracts, regulatory documentation, books and records, and materials related to Shire’s mRNA therapy platform, or the MRT Program, including its CFTR and OTC deficiency mRNA therapy programs. Certain employees of Shire focused on the development of the MRT Program joined our company to continue to advance the MRT platform. We paid Shire an aggregate purchase price of $112.2 million, consisting of 32,308,347 shares of common stock with an aggregate fair value of $41.1 million on the acquisition date and contingent consideration with an aggregate fair value of $71.1 million on the acquisition date. As further described below, the contingent consideration includes the obligation to issue additional shares of common stock to Shire in connection with the closing of subsequent equity financings required under the terms of the Shire Agreement, as well as the obligation to make future milestone and earnout payments upon the occurrence of specified commercial milestones.

Under the Shire Agreement, we are obligated to use commercially reasonable efforts to develop, and seek and obtain regulatory approval for, products that include or are composed of MRT compounds covered by or derived from patent rights or know-how acquired from Shire, or MRT Products, and to achieve specific developmental milestones. During the earnout period described below, with respect to any MRT Product in any country, we are obligated to use commercially reasonable efforts to market and sell such MRT Product in such country.

We are obligated to make milestone payments to Shire of up to $60.0 million in the aggregate upon the occurrence of specified commercial milestones, including upon the first commercial sale of an MRT Product for the treatment of CF and upon the achievement of a specified level of annual net sales with respect to an MRT Product. We are also obligated to make additional milestone payments of $10.0 million for each non-CF MRT Product upon the first commercial sale of a non-CF MRT Product; provided that such milestone payments will only be due once for any two non-CF MRT Products that contain the same MRT compounds.

Under the Shire Agreement we are also obligated to pay a quarterly earnout payment of a mid single-digit percentage of net sales of each MRT Product. The earnout period, which is determined on a product-by-product and country-by-country basis, will begin on the date of the first commercial sale of such MRT Product in such country and will end on the later of (a) ten years after such first commercial sale and (b) the expiration of the last valid claim of the patent rights acquired from Shire or derived from patent rights or know-how acquired from Shire covering such MRT Product in such country.

Prior to first dosing of the first patient with a CFTR MRT Product in a Phase 3 clinical trial, we are obligated to notify Shire if we receive a written notice from a third party seeking to (i) acquire, license or obtain rights to develop or sell a CFTR MRT Product or (ii) other than a transaction resulting in a change of control of our company, acquire all or a substantial portion of the assets we acquired from Shire or our other assets that are necessary for or related to the development and commercialization of CFTR MRT Products. Before we may enter into negotiations with any third party, Shire has 30 days to notify us of its interest in negotiating an agreement with respect to the rights or assets proposed to be acquired by the third party. If Shire provides such notice, we must negotiate exclusively with Shire for up to 90 days. If Shire does not notify us of its interest in such opportunity within such 30-day period, or if we and Shire do not enter into an agreement with respect to such opportunity within such 90-day period, then, for a period of 12 months, we may grant the rights or sell the assets to a third party on such terms as we may determine in our sole discretion without any further obligation to Shire with respect to the rights or assets subject to the proposal, but we may not enter into exclusive negotiations with any third party for a period longer than 90 days.

Under the Shire Agreement, we were obligated to consummate an equity financing at or prior to the closing of the Shire transaction with gross proceeds of at least $50.0 million, and, because the gross proceeds for our first tranche of such equity financing were less than $100.0 million, we are obligated to use the first $50.0 million of net proceeds solely for activities and expenses associated with the MRT platform and/or specified transferred assets and to satisfy our obligations under the Shire Agreement and related documents until the earlier of (i) the consummation of another tranche or tranches of equity financing with aggregate gross proceeds equal to at least (A) $100.0 million minus (B) the gross proceeds from the first tranche and (ii) full utilization of the proceeds. In addition, we are required to use commercially reasonable efforts to consummate subsequent tranches until aggregate proceeds from the first tranche and all subsequent tranches are at least $100.0 million and, until we complete such equity financings, to issue additional shares of our common stock to Shire in satisfaction of anti-dilution obligations. Through the date hereof, we have issued to Shire an aggregate of 38,306,984 shares of our common stock in connection with our issuance and sale of an aggregate of $93.0 million of equity financings. We anticipate that we will issue an additional                 shares of common stock in connection with the issuance and sale of the first $7.0 million of shares of our common stock in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which shall fully satisfy our obligation to issue shares of common stock to Shire under the Shire Agreement.

Pursuant to the Shire Agreement, we may not take any action that would result in Shire and its affiliates, beneficially owning more than 19.9% of the voting power of all of our outstanding common stock, excluding from the denominator any unvested restricted stock. If Shire and its affiliates beneficially own more than 19.9% of our outstanding common stock, we are obligated to redeem the shares of common excess in excess of such threshold at Shire’s election at the then-fair market value of the common stock. After this offering, we are not obligated to redeem such excess shares to the extent that Shire may sell such excess shares of common stock without limitation pursuant to Rule 144 under the Securities Act.

License Agreements

Exclusive Patent License Agreement with MIT

In November 2013, Shire AG entered into an agreement with the Massachusetts Institute of Technology, or MIT, for a worldwide license, under specified patent rights owned by MIT, and Shire made a one-time, upfront payment of $75,000, plus reimbursed certain patent expenses of MIT. In July 2015, Shire AG’s successor Shire International GmbH and MIT amended the license agreement to include certain additional patent rights owned jointly by MIT and Shire related to inventions developed pursuant to a research agreement between MIT and Shire, and Shire made a one-time, upfront payment of $15,000. We acquired the license from Shire in December 2016 as part of our acquisition of the MRT Program from Shire. We and MIT amended the agreement on April 11, 2017 to modify the development milestone timetable discussed below.

The agreement grants us an exclusive license under the licensed patent rights to develop, manufacture and commercialize any product containing both (i) any RNA sequences, including mRNA, that encode a protein or peptide suitable for human therapeutic use, which may include operably linked non-coding sequences that facilitate translation of the coding portion of such RNA sequence, but such non-coding sequences do not include nucleic acids that function through an RNA interface mechanism or transcriptional activation mechanism, which RNA sequences we call the coding RNA component, and (ii) products covered by the licensed patent rights, which we call the lipid products. We call a product containing both a coding RNA component and a lipid product a licensed product. Under the licensed patent rights, we are permitted to develop, manufacture and commercialize the licensed products for the delivery of coding RNA components to treat disease in humans. The license is subject to certain rights retained by MIT and other non-profit research institutions for research, teaching and educational purposes, rights retained under law by the federal government due to its funding the creation of the invention and rights granted to the sponsor of the research resulting in the inventions permitting internal research by the sponsor and its research collaborators.

We have the right to grant sublicenses under this license. The patent rights licensed to us by MIT include claims that cover our customized LNPs used for delivery of coding RNA components in our MRT platform, including MRT5201.

Under the license agreement, we are obligated to make an annual license maintenance payment to MIT, payable on January 1 of each calendar year, equal to $150,000, in each of calendar years 2019 and 2020, and $200,000, in each calendar year thereafter, which may be credited against royalties subsequently due on net sales of licensed products earned in the same calendar year. For each of the calendar years 2017 and 2018, we made license maintenance payments of $125,000. We are also obligated to make milestone payments to MIT aggregating up to $1.375 million upon the achievement of specified clinical and regulatory milestones with respect to each licensed product and $1.250 million upon our first commercial sale of each licensed product, and to pay royalties of a low single-digit percentage to MIT based on our, and any of our affiliates and sublicensees, net sales of licensed products. The royalties are payable on a product-by-product and country-by-country basis, and may be reduced in specified circumstances. Our obligation to make royalty payments extends with respect to a licensed product in a country until the expiration of the last-to-expire patent or patent application licensed from MIT covering the licensed product in the country. In addition, we are obligated to pay MIT a low double-digit percentage of the portion of income from sublicensees that we ascribe to the licensed patents, excluding royalties on net sales and research support payments.

The agreement obligates us to use commercially reasonable efforts and expend a minimum amount of resources each year to develop licensed products in accordance with a development plan and a development milestone timetable specified in the agreement, to use commercially reasonable efforts to commercialize licensed products and, upon commercialization, to make the licensed products reasonably available to the public.

MIT has the right to terminate the agreement if we fail to pay amounts when due or otherwise materially breach the agreement and fail to cure such nonpayment or breach within specified cure periods or in the event we cease to carry on our business related to the agreement. In the event of a termination due to our breach caused by a due diligence failure of a licensed product, but where we have fulfilled our obligations with respect to a different licensed product, MIT may not terminate the agreement with respect to the different licensed product. MIT may immediately terminate the agreement if we or any of our affiliates bring specified patent challenges against MIT or assists others in bringing a patent challenge against MIT. We have the right to terminate the agreement for our convenience at any time on three months’ prior written notice to MIT and payment of all amounts due to MIT through the date of termination.

Our patent rights, and the rights of our affiliates and sublicensees, in specified licensed products may also terminate, if, after November 1, 2018, we, our affiliates or MIT receive a request from a third party to develop such licensed product for which we are unable to, within nine months of receiving notice of any such request, either demonstrate that we have initiated a fully funded project for the commercial development of such licensed product and provide a business plan with acceptable milestones; demonstrate that the licensed product proposed by such third party would be competitive with a licensed product for which we have initiated a fully funded project; or enter into a sublicense agreement with such third party on commercially reasonable terms, and, in each case, MIT, in its sole discretion, grants a license to such third party for the specified patent rights.

Agreement with Ethris GMBH

In December 2012, Shire AG entered into a research collaboration and license agreement with Ethris GMBH, or Ethris. While the research collaboration and license agreement has ended, certain rights survive its termination. With respect to patents and patent applications arising out of the agreement that pertain to the MRT5005 product that are jointly owned by Ethris and us, we and Ethris each have the right to practice and to exploit the jointly owned intellectual property without the approval of the other party. These rights include the right to license or assign the technology of the jointly owned intellectual property to a third party without the approval of the other party.

Intellectual Property

Our commercial success depends in part on our ability to obtain, maintain and enforce our proprietary and intellectual property rights relating to our programs and our core technologies for messenger RNA therapeutics, including discoveries, developments in improvements of mRNA compositions, manufacturing techniques and analytics, as well as lipid nanoparticle and other delivery vehicle compositions, manufacturing techniques and analytics. Our success also depends in part on our ability to develop and commercialize therapeutic products without infringing on the proprietary rights of others. Our policy is to seek to protect our proprietary and intellectual property positions by, among other methods, filing U.S. and foreign patent applications relating to technology important to the development and implementation of our business. We also rely on trade secrets, know-how and continuing innovation to develop, maintain and expand our proprietary and intellectual property positions.

We file patent applications directed to our key programs, including MRT5005 and MRT5201, in an effort to establish broad and dominant intellectual property positions regarding new compositions relating to these programs as well as uses of these and similar compositions in the treatment of relevant diseases. We also seek patent protection with respect to methods of making these compositions and to therapeutic biomarkers that may be useful in establishing or monitoring the efficacy of these compositions in patients. As of May 16, 2018, we owned or licensed 24 issued or allowed U.S. patents, 46 U.S. pending non-provisional patent applications, 40 issued or allowed foreign patents, 157 foreign pending patent applications, and 22 pending Patent Cooperation Treaty, or PCT, or provisional patent applications relating to mRNA therapeutics. The foreign issued patent and patent applications are in a number of jurisdictions, including Europe, including Eastern Europe, North America including Canada and Mexico, Australia, Asia, India and South America.

The intellectual property portfolios for our most advanced programs as of May 16, 2018, are summarized below. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the USPTO can be significantly narrowed by the time they issue, if they issue at all. We expect this could be the case with respect to some of our pending patent applications referred to below.

MRT5005

The intellectual property portfolio for our MRT5005 program includes patents and applications directed to compositions for the mRNA component of MRT5005 as well as analogs thereof, to compositions for the delivery vehicle component of MRT5005 as well as analogs thereof, to compositions for the combination of the mRNA delivery vehicle components of MRT5005, as well as to methods for using and making these novel compositions. As of May 16, 2018, we owned eight issued or allowed U.S. patents, three issued or allowed European patents, 12 pending non-provisional U.S. patent applications, eight pending European patent applications, at least 44 other foreign patents and patent applications in a number of jurisdictions, and five pending PCT or provisional patent applications relating to our MRT5005 program. The U.S. or ex-U.S. issued patents or patents issuing from these pending applications for our MRT5005 program will have a statutory expiration date from 2030 to 2038. Patent term adjustments or patent term extensions could result in later expiration dates.

MRT5201

The intellectual property portfolio for our MRT5201 program includes patents and patent applications directed to compositions for the mRNA component of MRT5201 as well as analogs thereof, to compositions for the delivery vehicle component of MRT5201 as well as analogs thereof, to compositions for the combination of the mRNA and delivery vehicle components of MRT5201, as well as to methods for using and making these novel compositions. As of May 16, 2018, we owned or licensed eight issued or allowed U.S. patents, two issued or allowed European patents, nine pending U.S. patent applications, eight pending European patent applications, at least 61 other foreign patents and patent applications in a number of jurisdictions, and five pending PCT or provisional patent applications relating to our MRT5201 program. The U.S. or ex-U.S. issued patents or patents issuing from the pending applications covering our MRT5201 program will have a statutory expiration date from 2030 to 2038. Patent term adjustments or patent term extensions could result in later expiration dates.

The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office, or the USPTO, in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted, provided statutory and regulatory requirements are met. In the future, if and when our product candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, depending upon the length of the clinical trials for each medicine and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property positions for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, it may happen that certain patent applications that we have filed or may file, or that we have licensed or may license from third parties, may not result in the issuance of corresponding patents. We also cannot predict the breadth of claims that may be allowed or enforced in our patents. Any issued patents that we may receive in the future may be challenged, invalidated or circumvented. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications in the United States that also claim technology or therapeutics to which we have rights, we may have to participate in proceedings in the USPTO to determine invention rights, which could result in substantial costs to us, even if the eventual outcome is favorable to us. In addition, because of the extensive time required for clinical development and regulatory review of a product candidate we may develop, it is possible that, before any of our product candidates can be commercialized, any related patent may remain in force for a short period following commercialization, thereby reducing any advantage of any such patent.

In addition to patents, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with any future collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our employees. We also have agreements requiring assignment of inventions with selected consultants, scientific advisors and collaborators. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses requiring invention assignment, to grant us ownership of technologies that are developed through a relationship with a third party.

With respect to our proprietary mRNA therapeutic technology platform, we consider trade secrets and know-how to be an important component of our intellectual property. Trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to this technology platform, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel skilled in the art from academic to industry scientific positions.

Sales and Marketing

In light of our stage of development, we have not yet established a commercial organization or distribution capabilities. We have retained worldwide commercial rights for our product candidates. If our product candidates receive marketing approval, we plan to commercialize them in the United States and potentially in Europe with our own focused, specialty sales force. We would expect to conduct most of the buildout of this organization following approval in the United States or similar marketing authorization in Europe of any of our product candidates. We expect to explore commercialization of MRT5005 and potentially other product candidates in certain markets outside the United States, including the European Union, utilizing a variety of collaboration, distribution and other marketing arrangements with one or more third parties.

Manufacturing

We currently contract with third parties for the manufacture of our product candidates for clinical trials and intend to do so in the future. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We currently have no plans to build our own clinical or commercial scale manufacturing capabilities. To date, our third-party manufacturers have met our manufacturing requirements. We expect third-party manufacturers to be capable of providing sufficient quantities of our program materials to meet anticipated clinical-trial scale demands. To meet our projected needs for commercial manufacturing, third parties with whom we currently work will need to increase their scale of production or we will need to secure alternate suppliers. We believe that there are alternate sources of supply that can satisfy our clinical and commercial requirements, although we cannot be certain that identifying and establishing relationships with such sources, if necessary, would not result in significant delay or material additional costs.

Government Regulation and Product Licensure

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, pricing, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of biopharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our mRNA-based therapies would be licensed by the FDA as biological products, or biologics, under the Public Health Service Act, or PHSA, and regulated under the Federal Food, Drug and

Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process, including non-clinical testing, clinical testing, the approval process or post-approval process, may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA’s refusal to allow an applicant to proceed with clinical trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or Department of Justice, or DOJ, or other government entities, including state agencies.

An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps before the product candidate will be licensed by the FDA:

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preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials to establish the safety, potency, purity and efficacy of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

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preparation and submission to the FDA of a biologics license application, or BLA, for a biologic product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA licensure of the BLA to allow marketing of the new biologic product; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical Studies and Investigational New Drug Application

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved BLA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides authorization as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about specified clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Human Clinical Trials in Support of a BLA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational biological product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored and conducted in a limited patient population.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a biologic: such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve a BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Review and Approval of a BLA

In order to obtain approval to market a biological product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity, potency and efficacy of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.

The BLA is, thus, a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new biologic product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee, which for federal fiscal year 2018 is $2,421,495 for an application requiring clinical data. The sponsor of an approved BLA is also subject to a program fee for fiscal year 2018 of $304,162. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of BLAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which the FDA accepts the application for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the ten-month and six-month review periods run from the date that the FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Under the FDA Reauthorization Act of 2017, the FDA must implement a protocol to expedite review of responses to inspection reports pertaining to certain applications, including applications for products in shortage or those for which approval is dependent on remediation of conditions identified in the inspection report.

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity.

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, priority review designation and regenerative advanced therapy designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

With passage of the 21st Century Cures Act, or the Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on a BLA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process. The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP regulations and other regulatory requirements.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

For drugs intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors and the FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than ninety days after the FDA’s receipt of the study plan.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits a BLA three years after the date of enactment of that statute must submit pediatric assessments with the BLA if the biologic is intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a biologic product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting a BLA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same condition for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different conditions. If a biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same biologic for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. This is the case despite an earlier court opinion holding that the Orphan Drug Act unambiguously required the FDA to recognize orphan exclusivity regardless of a showing of clinical superiority.

Biosimilars and Exclusivity

The 2010 Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA. That Act established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. As of January 1, 2018, the FDA has approved nine biosimilar products for use in the United States. No interchangeable biosimilars, have been approved. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidances are expected to be finalized by the FDA in the near term.

Under the Act, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Patent Term Restoration and Extension

A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Health Care Law and Regulation

Health care providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

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the federal civil and criminal false claims laws, including the federal civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government.

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program or making false statements relating to health care matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to health care items or services that are reimbursed by non-government third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical Insurance Coverage

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost-effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Health Care Reform

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States. In March 2010, the ACA was enacted, which includes measures that have significantly changed health care financing by both governmental and private insurers. The provisions of the ACA of importance to the pharmaceutical and biotechnology industry are, among others, the following:

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an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drug agents or biologic agents, which is apportioned among these entities according to their market share in certain government health care programs;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, unless the drug is subject to discounts under the 340B drug discount program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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new requirements under the federal Physician Payments Sunshine Act for drug manufacturers to report information related to payments and other transfers of value made to physicians and teaching hospitals as well as ownership or investment interests held by physicians and their immediate family members;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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creation of the Independent Payment Advisory Board, which, if and when impaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs; and

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establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and will stay in effect through 2025 unless additional Congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

These health care reforms, as well as other health care reform measures that may be adopted in the future, may result in additional reductions in Medicare and other health care funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price for any approved product and/or the level of reimbursement physicians receive for administering any approved product. Reductions in reimbursement levels may negatively impact the prices or the frequency with which products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Since enactment of the ACA, there have been numerous legal challenges and congressional actions to repeal and replace provisions of the law. In May 2017, the U.S. House of Representatives passed legislation known as the American Health Care Act of 2017. Thereafter, the Senate Republicans introduced and then updated a bill to replace the ACA known as the Better Care Reconciliation Act of 2017. The Senate Republicans also introduced legislation to repeal the ACA without companion legislation to replace it, and a “skinny” version of the Better Care Reconciliation Act of 2017. In addition, the Senate considered proposed health care reform legislation known as the Graham-Cassidy bill. None of these measures was passed by the U.S. Senate.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, health care providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction (CSR) payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.

More recently, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Congress may consider other legislation to repeal and replace elements of the ACA. Congress will likely consider other legislation to replace elements of the ACA during the next Congressional session.

Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union, or EU, generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU. We anticipate that our mRNA-based therapies designed to treat diseases caused by protein or gene dysfunction will be regulated as advanced therapy medicinal products, or

ATMPs, in the EU. Additionally, there may be local legislation in various EU Member States, which may be more restrictive than the EU legislation, and we would need to comply with such legislation to the extent it applies.

Clinical Trial Approval

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. Additional GCP guidelines from the European Commission, focusing in particular on traceability, apply to clinical trials of ATMPs. The sponsor must take out a clinical trial insurance policy and, in most EU countries, the sponsor is liable to provide “no fault” compensation to any study subject injured in the clinical trial.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation was published on June 16, 2014 but is not expected to apply until 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

PRIME Designation in the EU

In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products (CHMP) or Committee for Advanced Therapies (CAT) are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s

Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization

To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (that is, the EU as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, ATMPs and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

The CAT is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a marketing authorization application is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion, if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a marketing authorization application; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that it is likely that our compliance with them will be necessary to gain and maintain approval for any of our product candidates.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization.

This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament’s role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

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the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

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the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

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the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

The EU medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the Concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.

The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

Regulatory Data Protection in the European Union

In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

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The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

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The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

Brexit and the Regulatory Framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the EU will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the EU Treaty, being March 29, 2019.

Since the regulatory framework for pharmaceutical products in the United Kingdom. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Pricing Decisions for Approved Products

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Employees

As of April 30, 2018, we had 58 full-time employees, including a total of 22 employees with M.D., Pharm.D. or Ph.D. degrees. Of these full-time employees, 39 employees are engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our principal facilities consist of office and laboratory space. We occupy approximately 59,000 square feet of office and laboratory space in Lexington, Massachusetts under a ten-year lease agreement we entered into in June 2017. We occupied this leased property as our headquarters in March 2018. This lease expires in April 2028, and we have two five-year options to extend it through April 2038. We believe this new office and laboratory space will be sufficient to meet our needs for the foreseeable future and that suitable additional space will be available as and when needed.

We also occupy approximately 11,000 square feet of office and laboratory space in Lexington, Massachusetts under a lease that expires in May 2019.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

Scientific Advisors

We regularly seek advice and input from leading scientists and physicians on matters related to our research and development programs. Our key scientific advisors are Daniel Anderson, Ph.D., who is the Sam Goldblith Associate Professor at the Massachusetts Institute of Technology, and Jeannie T. Lee, M.D., Ph.D., who is the scientific founder of our company and an Investigator of the Howard Hughes Medical Institute and Professor of Genetics at Harvard Medical School and Massachusetts General Hospital. Our scientific advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. All of our scientific advisors are affiliated with other entities and devote only a small portion of their time to us.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of April 30, 2018 and position of each of our executive officers and directors.

Name	Age	Position
Executive Officers
Ronald C. Renaud, Jr.	49	President and Chief Executive Officer, Director
Ann Barbier, M.D., Ph.D.	54	Chief Medical Officer
Paul Burgess	44	General Counsel
Paula Cloghessy	47	Senior Vice President, Human Resources
Brian Fenton	50	Chief Business Officer
Michael Heartlein, Ph.D.	59	Chief Technical Officer
Non-Employee Directors
Daniel S. Lynch(1)(2)(3)	60	Chairman of the Board of Directors
Daniella Beckman(1)(3)	39	Director
Jean-François Formela, M.D.(2)	61	Director
Brian M. Gallagher, Jr., Ph.D.(2)(3)	48	Director
Owen Hughes(1)	43	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Ronald C. Renaud, Jr. has served as our president and chief executive officer and as a member of our board of directors since November 2014. Formerly, Mr. Renaud served as president and chief executive officer of Idenix Pharmaceuticals, a biopharmaceutical company, from 2010 until Idenix was acquired by Merck & Co., a pharmaceutical company, in August 2014. He was previously chief financial officer and chief business officer of Idenix from 2007 until his appointment as chief executive officer. Prior to joining Idenix, he served as senior vice president and chief financial officer of Keryx Biopharmaceuticals. Mr. Renaud is a member of the boards of directors of Akebia Therapeutics, Inc. and Chimerix, Inc. Mr. Renaud received a B.A. from St. Anselm College and an M.B.A. from the Marshall School of Business at the University of Southern California. We believe that Mr. Renaud is qualified to serve on our board of directors because of his service as our president and chief executive officer, his service on the boards of other private and public life sciences companies and his extensive knowledge of our company and industry.

Ann Barbier, M.D., Ph.D. has served as chief medical officer since November 2017. Dr. Barbier was previously vice president of clinical development, rare genetic diseases, at Agios Pharmaceuticals Inc., a biopharmaceutical company, from June 2015 to October 2017, during which time she led the development program of a small molecule in rare benign hematological diseases. From 2007 until May 2015, Dr. Barbier was employed by Shire plc, a pharmaceutical company, most recently as senior director of clinical development. Dr. Barbier received an M.D. and Ph.D. in pharmacology from the University of Gent, Belgium, and a Master of Science from the Free University of Brussels, Belgium. She pursued a postdoctoral fellowship at the University of Tennessee in Memphis.

Paul Burgess has served as our general counsel since May 2016. He previously served as our vice president of intellectual property from March 2015 until he was appointed to his current position. Mr. Burgess was also vice president of intellectual property at Scholar Rock, Inc., a biotechnology company, from July 2015 to April

2016 and held the same position at BIND Therapeutics, a biotechnology company, from 2008 to July 2015. He was also head of intellectual property at Civitas Therapeutics, a biopharmaceutical company, from March 2011 to February 2015. Prior to becoming a lawyer, Mr. Burgess worked as a scientist at Genetics Institute from 1995 to 1999. He received a J.D. from Northeastern University, M.S. in pharmacology from Northeastern University and B.S. in biology from Merrimack College.

Paula Cloghessy has served as our senior vice president, human resources since January 2017 and was our vice president, human resources from July 2016 until she was appointed to her current position. Ms. Cloghessy previously served as vice president, human resources at Joule Unlimited Technologies, Inc., an alternative energy company, from 2012 to April 2016 and as senior director, human resources at Joule Unlimited Technologies from 2010 to 2012. Ms. Cloghessy received a B.A. in psychology from the University of Massachusetts.

Brian Fenton has served as our chief business officer since January 2017 and was our vice president of corporate development from September 2015 until he was appointed to his current position. Mr. Fenton was previously senior director of business development at Shire from 2011 to September 2015. Prior to Shire, Mr. Fenton was executive director of business development at Idenix Pharmaceuticals from 2006 to 2011. Since 1999, he has been a co-chair of MassBio and most recently served on its Forum Advisory Board. Mr. Fenton received a B.S. in biochemistry from the University of Massachusetts/Amherst, an M.S. in chemical engineering from the University of Virginia and an M.B.A. from the Worcester Polytechnic Institute.

Michael Heartlein, Ph.D. has served as our chief technical officer since December 2016. Previously, Dr. Heartlein served as vice president, external science at Shire from 2011 to December 2016 and was vice president, research at Shire from 2003 to 2011. During his tenure at Shire, he was the scientific founder of our MRT platform. Prior to joining Shire, Dr. Heartlein was both a research fellow in genetics at Boston Children’s Hospital and a research fellow in pediatrics and genetics at Harvard Medical School from 1984 to 1987. Dr. Heartlein received a B.S. in biology and chemistry from Illinois State University and a Ph.D. in genetics from the University of Tennessee-Oak Ridge Graduate School of Biomedical Sciences.

Non-Employee Directors

Daniel S. Lynch has served as a member of our board of directors since June 2012 and as chairman of our board of directors since March 2015. He served as executive chairman of the board from June 2012 to March 2015. Mr. Lynch has served as the interim chief executive officer of Surface Oncology, Inc., a pharmaceutical company, since September 2016. He served as a venture partner at Third Rock Ventures, a venture capital firm, from May 2013 to December 2016 and as an entrepreneur-in-residence from 2011 to May 2013. Mr. Lynch has served on the boards of directors of bluebird bio, Inc., Blueprint Medicines Corp. and Eleven Biotherapeutics, Inc. since 2011, September 2012 and December 2013, respectively. Previously, Mr. Lynch served on the board of directors of BIND Therapeutics, Inc. from 2012 to May 2016. Mr. Lynch received a B.A. in mathematics from Wesleyan University and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia. We believe that Mr. Lynch is qualified to serve on our board of directors because of his senior leadership experience, his experience in private equity investing in life sciences companies and his extensive corporate governance experience through service on the boards of directors of other life sciences companies.

Daniella Beckman has served as a member of our board of directors since October 2017. Ms. Beckman has provided consulting and interim chief financial officer services for early-stage biotechnology companies since November 2015. Previously, Ms. Beckman was the chief financial officer of Idenix Pharmaceuticals, Inc., a biotechnology company, from 2011 until it was acquired by Merck in September 2014. Ms. Beckman previously served as Idenix’s corporate controller from 2008 until her appointment as chief financial officer. Ms. Beckman holds a B.S. in business administration-accounting from Boston University. She is also a certified public accountant in Massachusetts. We believe that Ms. Beckman is qualified to serve on our board of directors because of her financial expertise and her experience in public accounting in the life sciences industry.

Jean-François Formela, M.D. has served as a member of our board of directors since 2011. Dr. Formela is currently a partner at Atlas Venture, a venture capital firm, which he joined in 1993. He is a member of the boards of directors of Intellia Therapeutics, Inc. and Spero Therapeutics, Inc. Within the last five years, Dr. Formela has also served on the boards of directors of the following public companies: Egalet Corporation, Horizon Pharma, Inc. and ARCA biopharma, Inc. Dr. Formela also serves on the boards of directors of numerous private biotechnology and health care companies. Prior to joining Atlas Venture, Dr. Formela served as a senior director of medical marketing and scientific affairs at Schering-Plough Corporation, a pharmaceutical company which merged with Merck & Co., Inc. Dr. Formela began his career as a medical doctor and practiced emergency medicine at Necker University Hospital in Paris. Dr. Formela is a member of the Massachusetts General Hospital Research Advisory Council. He received his M.D. from the Paris University School of Medicine and his M.B.A. from Columbia University. We believe that Dr. Formela is qualified to serve on our board of directors because of his experience as an investor and board member in the life sciences industry, and because of his practice of medicine.

Brian M. Gallagher, Jr., Ph.D. has served as a member of our board of directors since 2011. Since 2010, Dr. Gallagher has served as a partner at S.R. One, Limited, the corporate venture capital arm of GlaxoSmithKline. From 2008 until 2010, Dr. Gallagher worked at Sirtris Pharmaceuticals, Inc., a biotechnology company that was acquired by GlaxoSmithKline in 2008. From 2005 to 2008, Dr. Gallagher was with Alantos Pharmaceuticals, Inc., a pharmaceutical company which was acquired by Amgen, Inc., a multinational biopharmaceutical company, in 2007. Dr. Gallagher serves on the board of directors of Aileron Therapeutics, Inc., a public biotechnology company, as well as numerous private biotechnology companies. Dr. Gallagher received a B.S. from the University of Massachusetts and an M.S. and Ph.D. from the University of Michigan. We believe that Dr. Gallagher is qualified to serve on our board of directors because of his investment and operations experience in the life sciences industry.

Owen Hughes has served as a member of our board of directors since July 2016. Mr. Hughes has served as the chief executive officer of Cullinan Oncology, a biotechnology company focused on oncology drug development, since October 2017. Prior to that, Mr. Hughes was the chief business officer of Intarcia Therapeutics, a biopharmaceutical company, from February 2013 to September 2017. Mr. Hughes also served as director at Brookside Capital, a private equity firm, from 2008 to January 2013. Mr. Hughes serves on the board of directors of Radius Health, a publicly traded biopharmaceutical company. He received a B.A. from Dartmouth College. We believe that Mr. Hughes is qualified to serve on our board of directors because of his extensive business and professional experience, including his experience in the venture capital industry and years of analyzing development opportunities in the life sciences sector.

Board Composition and Election of Directors

Board Composition

Effective upon the closing of this offering, our board of directors will have six members. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal.

Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will also provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

In accordance with the terms of our certificate of incorporation and bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Jean-François Formela and Brian M. Gallagher, Jr., and their term will expire at the annual meeting of stockholders to be held in 2019;

•	the class II directors will be Owen Hughes and Daniella Beckman, and their term will expire at the annual meeting of stockholders to be held in 2020; and

•	the class III directors will be Daniel S. Lynch and Ronald C. Renaud, Jr., and their term will expire at the annual meeting of stockholders to be held in 2021.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions.”

Director Independence

The Nasdaq Stock Market LLC, or Nasdaq, Marketplace Rules, or the Nasdaq Listing Rules, require a majority of a listed company’s board of directors to be composed of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In                  2018, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Ronald C. Renaud, Jr., is an “independent director” as defined under the Nasdaq Listing Rules. In making such determination, our board of directors considered the relationships that each such director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director. Mr. Renaud is not an independent director under these rules because he is our president and chief executive officer.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates under a charter that has been approved by our board. The composition of each committee will be effective as of the date of this prospectus.

Audit Committee

The members of our audit committee are Daniella Beckman, Owen Hughes and Daniel S. Lynch. Daniella Beckman is the chair of the audit committee. Our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, if any, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by Securities and Exchange Commission, or SEC, rules.

All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Our board of directors has determined that Ms. Beckman is an “audit committee financial expert” as defined in applicable SEC rules. We believe that the composition of our audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

Compensation Committee

The members of our compensation committee are Daniel S. Lynch, Brian M. Gallagher, Jr. and Jean-François Formela. Daniel S. Lynch is the chair of the compensation committee. Our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure if and to the extent then required by SEC rules; and

•	preparing the compensation committee report if and to the extent then required by SEC rules.

We believe that the composition of our compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Daniel S. Lynch, Brian M. Gallagher, Jr. and Daniella Beckman. Daniel S. Lynch is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities will include:

•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

We believe that the composition of our nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Code of Conduct

We intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We intend to post a current copy of the code on our website, www.translate.bio. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

The following discussion relates to the compensation of our president and chief executive officer, Ronald C. Renaud, Jr., our chief technical officer, Michael Heartlein, Ph.D., and our former chief scientific officer, Thomas McCauley, Ph.D., for the year ended December 31, 2017. These three individuals are collectively referred to in this prospectus as our named executive officers.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure that our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to each of our named executive officers for the year ended December 31, 2017.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-equity incentive plan compensation ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
Ronald C. Renaud, Jr.(4)	2017	403,650	—		161,460	4,628,482	450	5,194,042
President and Chief Executive Officer
Michael Heartlein, Ph.D.	2017	360,994	158,829	(5)	86,639	1,644,166	7,950	2,258,578
Chief Technical Officer
Thomas McCauley, Ph.D.(6)	2017	341,550	—		81,972	726,988	6,016	1,156,526
Former Chief Scientific Officer

(1)	Amounts reported in the “Non-equity incentive plan compensation” column represent performance-based bonuses earned by our named executive officers in 2017. See “—Narrative Disclosure to Summary Compensation Table—Annual Bonus” for a general description of the criteria that our board of directors used to determine the performance-based bonuses.
(2)	The amounts reported in the “Options awards” column reflect the aggregate grant-date fair value of share-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 718. See Note 9 to our consolidated financial statements appearing at the end of this prospectus. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the named executive officers upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(3)	Amounts in this column reflect 401(k) matching contributions.
(4)	Mr. Renaud also serves as a member of our board of directors but does not receive any additional compensation for his service as a director.
(5)	Represents a retention bonus earned by Dr. Heartlein in 2017, which was paid in the first quarter of 2018.
(6)	Dr. McCauley served as our chief scientific officer from September 2016 until his resignation in April 2018.

Narrative to Summary Compensation Table

Base Salary.    In 2017, we paid Mr. Renaud a base salary of $403,650. In 2017, we paid Dr. Heartlein a base salary of $360,994. In 2017, we paid Dr. McCauley a base salary of $341,550. We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Bonus.    Our board of directors may, in its discretion, award bonuses to our named executive officers from time to time. Our letter agreements with our named executive officers provide that they will be eligible for annual performance-based bonuses up to a specified percentage of their salary, subject to approval by our board of directors. We typically establish annual bonus targets based around a set of specified corporate goals for our named executive officers and conduct an annual performance review to determine the attainment of such goals. Our management may propose bonus awards to our compensation committee primarily based on such review process. Our board of directors makes the final determination of the eligibility requirements for and the amount of such bonus awards based on the recommendation of the compensation committee. The final evaluation made by our board of directors does not involve a predetermined mathematical formula.

For 2017, the categories of corporate goals that we used to propose performance-based bonuses to our compensation committee included advancing our portfolio, advancing our platform and infrastructure, corporate development, financing and budgeting, organizational effectiveness and developing a publication strategy. Based on our achievement or partial achievement, on or before our projected timeline, of specific goals within each category, the board of directors determined that we achieved 80% of the specified corporate goals. The board of directors approved performance-based bonuses for our named executive officers upon consideration of these corporate achievements, along with subjective factors related to each named executive officer’s individual performance, responsibilities and then-existing compensation levels. With respect to 2017, the board of directors awarded bonuses of $161,460, $86,639 and $81,972 to Mr. Renaud, Dr. Heartlein and Dr. McCauley, respectively, in each case based on achievement of corporate goals in 2017, with such amount representing 80% of each such officer’s bonus target.

Equity Incentives.    Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incents our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them in the form of stock awards.

We typically grant stock option awards at the start of employment to each executive and our other employees. To date, we have not maintained a practice of granting additional equity on an annual basis, but we have retained discretion to provide additional targeted grants in certain circumstances.

Pursuant to his letter agreement with the company, Mr. Renaud received an initial equity award in 2014 in the form of 3,040,819 common incentive units, which were exchanged for 2,404,477 shares of restricted common stock in connection with the Reorganization. Pursuant to his letter agreement with the company, Dr. Heartlein received an initial equity award in 2017 in the form of options to purchase 2,159,400 shares of common stock. Pursuant to his letter agreement with the company, Dr. McCauley received an initial equity award in 2016 in the form of options to purchase 1,165,532 shares of common stock. In 2017, we granted options to purchase an aggregate of 6,325,923 and 993,603 shares of common stock to Mr. Renaud and Dr. McCauley, respectively. In March 2018, we granted options to purchase 500,000 and 166,676 shares of common stock to Mr. Renaud and Dr. Heartlein, respectively. The options granted in March 2018 vest over a term of four years, subject to the closing of an initial public offering of our common stock occurring prior to December 31, 2018.

We award our stock options on the date our board of directors approves the grant. We set the option exercise price and grant-date fair value based on our per-share estimated valuation on the date of grant. For grants in connection with initial employment, vesting begins on the initial date of employment. Time vested stock option grants to our executives and other employees typically vest 25% on the first anniversary of grant or, if earlier, the initial employment date and in equal monthly installments thereafter, through the fourth anniversary of the vesting commencement date, and have a term of ten years from the grant date.

Outstanding Equity Awards

The following table sets forth information regarding all outstanding stock options held by each of our named executive officers as of December 31, 2017.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)
Ronald C. Renaud, Jr.	1,186,111	5,139,812	(2)	1.33	12/21/2027	551,028	(3)
						1,118,691	(4)
Michael Heartlein, Ph.D.	539,850	1,619,550	(5)	1.27	6/12/2027	—		—
Thomas McCauley, Ph.D.	186,301	807,302	(6)	1.33	12/21/2027	—		—
	364,229	801,303	(7)	0.85	12/6/2026	—		—

(1)	The market price of our common stock is based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(2)	This option was granted on December 22, 2017, and the shares underlying the option vest in equal monthly installments over four years from March 9, 2017, subject to continued service.
(3)	3,040,819 common incentive units were awarded to Mr. Renaud on November 3, 2014. In connection with the Reorganization, these common incentive units were exchanged for 2,404,477 shares of restricted common stock. 25% of the shares vested on November 17, 2014, and the remaining 75% of the shares vest in equal monthly installments until November 17, 2018, subject to continued service.
(4)	2,611,846 common incentive units were awarded to Mr. Renaud on March 8, 2016. In connection with the Reorganization, these common incentive units were exchanged for 2,065,274 shares of restricted common stock. The shares vest in equal monthly installments over four years from February 24, 2016, subject to continued service.
(5)	This option was granted on June 13, 2017. 25% of the shares underlying the option vested on December 23, 2017, and the remaining 75% of the shares underlying the option vest in 36 equal monthly installments thereafter until December 23, 2020, subject to continued service.
(6)	This option was granted on December 22, 2017. Upon Dr. McCauley’s resignation in April 2018, he forfeited options to purchase 538,202 shares of common stock under this grant. In connection with his resignation, we accelerated the vesting of the outstanding options that were not forfeited and, as of April 2018, the options are exercisable for 455,401 shares of common stock until April 19, 2019.
(7)	This option was granted on December 7, 2016. Upon Dr. McCauley’s resignation in April 2018, he forfeited options to purchase 485,639 shares of common stock under this grant. In connection with his resignation, we accelerated the vesting of the outstanding options that were not forfeited and, as of April 2018, the options are exercisable for 679,893 shares of common stock until April 19, 2019.

Employment Agreements

Letter Agreement with Ronald C. Renaud, Jr.

In connection with our initial hiring of Mr. Renaud as our chief executive officer, we entered into a letter agreement with him dated October 31, 2014. Under the letter agreement, Mr. Renaud is an at-will employee, and his employment with us can be terminated by him or us at any time and for any reason. The letter agreement provides that Mr. Renaud is entitled to a base salary of $375,000 during his employment with us and that he is eligible, at our sole discretion, to earn an annual bonus of up to 50% of his base salary. Mr. Renaud’s letter agreement also provided that he was entitled to the award of 3,040,819 common incentive units, subject to a four-

year vesting schedule, which award was granted in November 2014 and will be fully vested in November 2018. In connection with the Reorganization, these common incentive units were exchanged for 2,404,477 shares of restricted common stock.

Under the letter agreement, Mr. Renaud is entitled, subject to his execution and nonrevocation of a release of claims in our favor, in the event of the termination of his employment by us without cause or by him for good reason, each as defined in his letter agreement with us, to (i) continue receiving his then-current annual base salary for a period of 12 months following the date his employment with us is terminated and a pro rata annual bonus for the year in which such termination occurred based on his target bonus and the number of days served during the year and (ii) continue receiving an amount equal to COBRA premiums for health benefit coverage on the same terms as were applicable to him prior to his termination for a period of 12 months following the date that his employment with us is terminated, or earlier, if he becomes eligible to enroll in a health benefit plan with a new employer.

In addition, in the event that Mr. Renaud’s employment is terminated by us without cause or by Mr. Renaud with good reason, each as defined in the letter agreement, within twelve months following a change of control, Mr. Renaud will be entitled under the letter agreement to (i) continue receiving his then-current annual base salary for a period of 24 months following the date his employment with us is terminated, (ii) an amount equal to the greater of (A) the target bonus for the fiscal year during which Mr. Renaud was terminated and (B) the actual bonus Mr. Renaud was paid in respect of the most recent fiscal year ending prior to the date of termination, (iii) continue receiving an amount equal to COBRA premiums for health benefit coverage on the same terms as were applicable to him prior to his termination for a period of 12 months following the date his employment with us is terminated, or earlier, if he becomes eligible to enroll in a health benefit plan with a new employer and (iv) the automatic vesting and exercisability of any unvested equity awards then held by him on the date his employment with us is terminated, which options will remain exercisable for the time period set forth in the applicable grant agreement.

Letter Agreement with Michael Heartlein, Ph.D.

In connection with our initial hiring of Dr. Heartlein as our chief technical officer, we entered into a letter agreement with him dated December 9, 2016. Under the letter agreement, Dr. Heartlein is an at-will employee, and his employment with us can be terminated by Dr. Heartlein or us at any time and for any reason. The letter agreement provides that Dr. Heartlein is entitled to a base salary of $350,480 during his employment with us and that he is eligible, at our sole discretion, to earn an annual bonus of up to 30% of his base salary. Dr. Heartlein’s letter agreement also provided that he was entitled to the grant of an option to purchase 2,159,400 shares of our common stock, with an exercise price equal to the fair market value of a share of our common stock on the grant date, subject to a four-year vesting schedule in which 25% of the stock options vested on December 23, 2017 and the remainder vest on a monthly basis over 36 months, subject to continued service, which option was granted in June 2017 with an exercise price of $1.27.

Under the letter agreement, Dr. Heartlein is entitled, subject to his execution and nonrevocation of a release of claims in our favor, in the event of the termination of his employment by us without cause or by him for good reason, each as defined in his letter agreement with us, to (i) continue receiving his then-current annual base salary for a period of nine months following the date his employment with us is terminated, (ii) continue receiving an amount equal to COBRA premiums for health benefit coverage on the same terms as were applicable to him prior to his termination for a period of nine months following the date that his employment with us is terminated, or earlier, if he becomes eligible to enroll in a health benefit plan with a new employer and (iii) stock options granted pursuant to the letter agreement shall continue vesting for a period of 24 months provided that Dr. Heartlein agrees to continue providing services as a consultant.

In the event that Dr. Heartlein’s employment is terminated by us without cause or by Dr. Heartlein with good reason, each as defined in the letter agreement, within twelve months following a change of control, Dr. Heartlein will be entitled under the letter agreement to (i) continue receiving his then-current annual base salary for a period of twelve months following the date his employment with us is terminated, (ii) continue receiving an amount equal to COBRA premiums for health benefit coverage on the same terms as were applicable to him prior to his termination for a period of twelve months following the date his employment with us is terminated, or earlier, if he becomes eligible to enroll in a health benefit plan with a new employer and (iii) the automatic vesting of any unvested stock options and other equity awards then held by him on the date his employment with us is terminated, which options will remain exercisable for the time period set forth in the applicable grant agreement.

Letter Agreement with Thomas McCauley, Ph.D.

In connection with our initial hiring of Dr. McCauley as our chief scientific officer, we entered into a letter agreement with him dated August 5, 2016. Under the letter agreement, Dr. McCauley was an at-will employee, and his employment with us could be terminated by Dr. McCauley or us at any time and for any reason. The letter agreement provided that Dr. McCauley was entitled to a base salary of $330,000 during his employment with us and that he was eligible, at our sole discretion, to earn an annual bonus of up to 30% of his base salary. Dr. McCauley’s letter agreement also provided that he was entitled to an award of 1,165,532 common incentive units, subject to a four-year vesting schedule, subject to continued employment. In December 2016, we granted Dr. McCauley an option to purchase 1,165,532 shares of common stock with an exercise price of $0.85 per share. Dr. McCauley resigned in April 2018. In connection with Dr. McCauley’s resignation, we entered into a separation agreement with Dr. McCauley that provides for severance payments of $0.3 million and for the accelerated vesting of options to purchase 404,838 shares of common stock. Dr. McCauley’s outstanding options for the purchase of 1,135,294 shares of common stock are exercisable for one year following his resignation.

Employee Non-Competition, Non-Solicitation, Confidentiality and Assignment Agreements

Each of our named executive officers has entered into a standard form of agreement with respect to non-competition, non-solicitation, confidential information and assignment of inventions. Under this agreement, each named executive officer has agreed not to compete with us during his employment and for a period of one year after the termination of his employment, not to solicit our employees, consultants, clients or customers during his employment and for a period of one year after the termination of his employment, and to protect our confidential and proprietary information indefinitely. In addition, under this agreement, each named executive officer has agreed that we own all inventions that are developed by such executive officer during his employment with us that are within the field of monoclonal antibody-based therapeutic treatments for infectious diseases. Each named executive officer also agreed to provide us with a non-exclusive, royalty-free, perpetual license to use any prior inventions that such executive officer incorporates into inventions assigned to us under this agreement.

Stock Option and Other Compensation Plans

In this section we describe our 2016 Stock Incentive Plan, as amended to date, or the 2016 Plan; our 2018 Equity Incentive Plan, or the 2018 Plan; and our 2018 Employee Stock Purchase Plan, or the 2018 ESPP. Prior to this offering, we granted awards to eligible participants under the 2016 Plan. Following the effectiveness of the 2018 Plan, we expect to grant awards to eligible participants from time to time under this plan.

2016 Stock Incentive Plan

The 2016 Plan was initially approved by our board of directors and stockholders in November 2016 and was subsequently amended in December 2016 and December 2017, in each case solely to increase the total number of shares reserved for issuance under the 2016 Plan. The 2016 Plan provides for the grant of incentive stock options, non-statutory options, stock appreciation rights, awards of restricted stock, restricted stock units and other stock-based awards. Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2016 Plan; however, incentive stock options may only be granted to our employees. Pursuant to the terms of the 2016 Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•

the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years).

The maximum number of shares of common stock authorized for issuance under the 2016 Plan is 36,129,534 shares. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, except that stockholder approval may be required to comply with applicable law.

Effect of Certain Changes in Capitalization.    Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, under the terms of the 2016 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2016 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

•	the share and per-share-related provisions and the purchase price, if any, of each outstanding other stock-based award.

Effect of Certain Corporate Transactions.    Upon the occurrence of a merger or other reorganization event (as defined in the 2016 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2016 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•	provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unexercised awards will terminate immediately prior to the consummation of the reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to the reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of the award;

•

provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2016 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities, or other property which our common stock was converted into or exchanged for in the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, the board may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or any other agreement between a participant and us, either initially or by amendment. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the plan participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

Our board of directors may at any time provide that any award under the 2016 Plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

As of April 30, 2018, there were options to purchase an aggregate of 30,976,525 shares of common stock outstanding under the 2016 Plan at a weighted average exercise price of $1.35 per share, and 5,153,009 shares of common stock were available for future issuance under the 2016 Plan. No further awards will be made under the 2016 Plan on or after the effective date of 2018 Plan described below; however, awards outstanding under the 2016 Plan will continue to be governed by their existing terms.

2018 Equity Incentive Plan

We expect our board of directors to adopt and our stockholders to approve the 2018 Plan, which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2018 Plan provides for the grant of incentive stock options, non-qualified options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards. Upon effectiveness of the 2018 Plan, the number of shares of our common stock that will be reserved for issuance under the 2018 Plan will be the sum of: (1) 13,956,456; plus (2) the number of shares (up to 5,628,653 shares) equal to the sum of (x) the number of shares of our common stock reserved for issuance under the 2016 Plan that remain available for grant under the 2016 Plan immediately prior to the effectiveness of the registration statement for this offering and (y) the number of shares of our common stock subject to outstanding awards under the 2016 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus (3) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2019 and continuing until, and including, the fiscal year ending December 31, 2028, equal to the lowest of (i) 18,608,608 shares of our common stock, (ii) 4% of the number of shares of our common stock outstanding on the first day of such fiscal year and (iii) an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2018 Plan. Incentive stock options, however, may only be granted to our employees.

Pursuant to the terms of the 2018 Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the type of options to be granted;

•	the duration of options, which may not be in excess of ten years;

•	the exercise price of options, which must be at least equal to the fair market value of our common stock on the date of grant; and

•

the number of shares of our common stock subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years).

If our board of directors delegates authority to one or more of our officers to grant awards under the 2018 Plan, the officers will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by any such officer, the maximum number of shares subject to awards that such officer may make, and the time period in which such awards may be granted.

Effect of Certain Changes in Capitalization.    Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, under the terms of the 2018 Plan, we are required to equitably adjust (or make substitute awards, if applicable), in the manner determined by our board of directors:

•	the number and class of securities available under the 2018 Plan;

•	the share counting rules under the 2018 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and the measurement price of each outstanding stock appreciation right;

•	the number of shares subject to, and the repurchase price per share subject to, each outstanding award of restricted stock and restricted stock units; and

•	the share and per-share related provisions and the purchase price, if any, of each other stock-based award.

Effect of Certain Corporate Transactions.    Upon the occurrence of a merger or other reorganization event (as defined in the 2018 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2018 Plan as to all or any (or any portion of) outstanding awards, other than awards of restricted stock:

•	provide that outstanding awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that all of the participant’s unvested awards will be forfeited, and/or vested but unexercised awards will terminate, immediately prior to the consummation of the reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of the notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon such reorganization event;

•

in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of the award;

•

provide that, in connection with our liquidation or dissolution, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•	any combination of the foregoing.

Our board of directors is not obligated under the 2018 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically.

In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than our liquidation or dissolution, our repurchase and other rights with respect to outstanding awards of restricted stock will continue for the benefit of the succeeding company and will, unless our board of directors determines otherwise, apply to the cash, securities, or other property which our common stock was converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the common stock subject to the restricted stock award. However, the board may provide for the termination or deemed satisfaction of such repurchase or other rights under the restricted stock award agreement or in any other agreement between a participant and us, either initially or by amendment. Upon our liquidation or dissolution, except to the extent specifically provided to the contrary in the restricted stock award agreement or any other agreement between the participant and us, all restrictions and conditions on all restricted stock awards then outstanding will automatically be deemed terminated or satisfied.

At any time, our board of directors may provide that any award under the 2018 Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

No award may be granted under the 2018 Plan on or after the date that is ten years following the effectiveness of the registration statement related to this offering. Our board of directors may amend, suspend or terminate the 2018 Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

2018 Employee Stock Purchase Plan

We expect our board of directors to adopt and our stockholders to approve the 2018 ESPP, which will become effective immediately prior to the effectiveness of the registration statement for this offering. The 2018 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. The 2018 ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 2,326,076 shares of our common stock. The number of shares of our common stock reserved for issuance under the 2018 ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year commencing on January 1, 2019 and continuing until, and including, the fiscal year commencing on January 1, 2029, in an amount equal to the lowest of (i) 4,652,152 shares of our common stock, (ii) 1% of the number of shares of our common stock outstanding on the first day of such fiscal year and (iii) an amount determined by our board of directors.

All of our employees and employees of any designated subsidiary, as defined in the 2018 ESPP, are eligible to participate in the 2018 ESPP, provided that:

•	such person is customarily employed by us or a designated subsidiary for more than 20 hours a week and for more than five months in a calendar year;

•	such person has been employed by us or by a designated subsidiary for at least three months prior to enrolling in the 2018 ESPP; and

•	such person was our employee or an employee of a designated subsidiary on the first day of the applicable offering period under the 2018 ESPP.

We retain the discretion to determine which eligible employees may participate in an offering under applicable regulations.

We expect to make one or more offerings to our eligible employees to purchase stock under the 2018 ESPP beginning at such time and on such dates as our board of directors may determine, or the first business day thereafter. Each offering will consist of a six-month offering period during which payroll deductions will be made and held for the purchase of our common stock at the end of the offering period. Our board of directors or a committee designated by the board of directors may, at its discretion, choose a different period of not more than 12 months for offerings.

On each offering commencement date, each participant will be granted the right to purchase, on the last business day of the offering period, up to a number of shares of our common stock determined by multiplying $2,083 by the number of full months in the offering period and dividing that product by the closing price of our common stock on the first day of the offering period. No employee may be granted an option under the 2018 ESPP that permits the employee’s rights to purchase shares under the 2018 ESPP and any other employee stock purchase plan of ours or of any of our subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of our common stock (determined as of the first day of each offering period) for each calendar year in which the option is outstanding. In addition, no employee may purchase shares of our common stock under the 2018 ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.

On the commencement date of each offering period, each eligible employee may authorize up to a maximum of 15% of his or her compensation to be deducted by us during the offering period. Each employee who continues to be a participant in the 2018 ESPP on the last business day of the offering period will be deemed to have exercised an option to purchase from us the number of whole shares of our common stock that his or her accumulated payroll deductions on such date will pay for, not in excess of the maximum numbers set forth above. Under the terms of the 2018 ESPP, the purchase price shall be determined by our board of directors or the committee for each offering period and will be at least 85% of the applicable closing price of our common stock. If our board of directors or the committee does not make a determination of the purchase price, the purchase price will be 85% of the lesser of the closing price of our common stock on the first business day of the offering period or on the last business day of the offering period.

An employee may at any time prior to the close of business on the fifteenth business day prior to the end of an offering period, and for any reason, permanently withdraw from participating in an offering prior to the end of an offering period and permanently withdraw the balance accumulated in the employee’s account. If an employee elects to discontinue his or her payroll deductions during an offering period but does not elect to withdraw his or her funds, funds previously deducted will be applied to the purchase of common stock at the end of the offering period. If a participating employee’s employment ends before the last business day of an offering period, no additional payroll deductions will be taken and the balance in the employee’s account will be paid to the employee.

We will be required to make equitable adjustments to the extent determined by our board of directors or a committee thereof to the number and class of securities available under the 2018 ESPP, the share limitations under the 2018 ESPP, and the purchase price for an offering period under the 2018 ESPP to reflect stock splits, reverse stock splits, stock dividends, recapitalizations, combinations of shares, reclassifications of shares, spin-offs and other similar changes in capitalization or events or any dividends or distributions to holders of our common stock other than ordinary cash dividends.

In connection with a merger or other reorganization event, as defined in the 2018 ESPP, our board of directors or a committee of our board of directors may take any one or more of the following actions as to outstanding options to purchase shares of our common stock under the 2018 ESPP on such terms as our board of directors or committee thereof determines:

•	provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

•

upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board of directors or committee thereof in such notice, which date shall not be less than ten days preceding the effective date of the reorganization event;

•

upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to participating employees on such date;

•

in the event of a reorganization event under the terms of which holders of our common stock will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (1) the cash payment for each share surrendered in the reorganization event times the number of shares of our common stock that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the cash payment for each share surrendered in the reorganization event is treated as the fair market value of our common stock on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the 2018 ESPP minus (2) the result of multiplying such number of shares by the purchase price; and/or

•	provide that, in connection with our liquidation or dissolution, options will convert into the right to receive liquidation proceeds (net of the purchase price thereof).

Our board of directors may at any time, and from time to time, amend or suspend the 2018 ESPP or any portion of the 2018 ESPP. We will obtain stockholder approval for any amendment if such approval is required by Section 423 of the Internal Revenue Code. Further, our board of directors may not make any amendment that would cause the 2018 ESPP to fail to comply with Section 423 of the Internal Revenue Code. The 2018 ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

401(k) Plan

We maintain a defined contribution employee retirement plan for our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the

401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). We also make discretionary matching contributions to the 401(k) plan equal to 50% of the employee contributions up to 3% of the employee’s salary, subject to the statutorily prescribed limit, equal to $18,500 in 2018. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our discretionary match. Employee contributions are held and invested by the plan’s trustee as directed by participants.

Limitation of Liability and Indemnification

Our certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting for or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

We maintain a general liability insurance policy that covers specified liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Some of our non-employee directors may, through their relationships with their employers, be insured or indemnified against specified liabilities incurred in their capacities as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, executive officers or persons controlling us, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. It also is possible that the director or officer could amend or terminate the plan when not in possession of material, nonpublic information. In addition, our directors and executive officers may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Director Compensation

The table below shows all compensation to our non-employee directors during the year ended December 31, 2017.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	Total ($)
Daniel S. Lynch	123,750	346,200	469,950
Daniella Beckman	13,680	276,392	290,072
Jean-François Formela, M.D.	—	—	—
Brian M. Gallagher, Jr., Ph.D.	—	—	—
Owen Hughes	25,000	155,014	180,014

(1)	The amounts reported in the “Option awards” column reflect the aggregate fair value of stock-based compensation awarded during the year computed in accordance with the provisions of ASC 718. See Note 9 to our consolidated financial statements appearing at the end of this prospectus. These amounts reflect the accounting cost for these stock options and do not reflect the actual economic value that may be realized by the directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options. As of December 31, 2017, the aggregate number of shares of our common stock subject to outstanding option awards was as follows: Mr. Lynch, 473,165 shares; Ms. Beckman, 377,755 shares; and Mr. Hughes, 211,863 shares.

Prior to this offering, we paid cash fees to certain of our non-employee directors for their service on our board of directors; however, we did not have a written agreement with any of our directors or a formal non-employee director compensation policy, other than agreements with Mr. Lynch and Mr. Hughes. Pursuant to an agreement with Mr. Lynch, beginning on March 26, 2015, we paid Mr. Lynch $100,000 per year for his service as chairman of our board of directors and he was eligible to receive an annual bonus of up to $25,000. Pursuant to an agreement with Mr. Hughes, we paid Mr. Hughes $25,000 per year for his service on our board of directors and we granted him 209,795 common incentive units. In connection with the Reorganization, these common incentive units were exchanged for 165,892 shares of restricted common stock. These shares vest as to 25% on the first anniversary of the vesting commencement date and monthly thereafter, subject to continued service. In March 2018, we granted options to purchase 210,000 and 210,000 shares of common stock to Dr. Gallagher and Dr. Formela, respectively. As vice president and partner at S.R. One, Limited and an employee of GlaxoSmithKline LLC, Dr. Gallagher is obligated by S.R. One, Limited to transfer any shares issued upon exercise of this option to S.R. One, Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc.

We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings. Ronald C. Renaud, Jr., one of our directors who also serves as our president and chief executive officer, does not receive any additional compensation for his service as director. Mr. Renaud is one of our named executive officers and, accordingly, the compensation that we pay to Mr. Renaud is discussed under “—Summary Compensation Table” and “—Narrative to Summary Compensation Table.”

In                , 2018, our board of directors approved a director compensation program that will become effective on the effective date of the registration statement of which this prospectus is a part. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board and the chairman of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee shall be payable in respect of any period prior to the completion of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Annual Fee
Board of Directors	$	$
Audit Committee	$	$
Compensation Committee	$	$
Nominating and Corporate Governance Committee	$	$

We also will continue to reimburse our non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of our board of directors and any committee of our board of directors on which he or she serves.

In addition, under our director compensation program effective on the effective date of the registration statement of which this prospectus is a part, each non-employee director will receive under the 2018 Plan, upon (1) the pricing of this offering, with respect to each non-employee director then serving on our board of directors, and (2) upon his or her initial election to our board of directors, with respect to each non-employee director elected to our board of directors after this offering, an option to purchase                shares of our common stock. Each of these options will vest as to                of the shares of our common stock underlying such option on the first anniversary of the date of grant, with the remainder vesting in equal monthly installments until the                anniversary of the date of grant, subject to the non-employee director’s continued service as a director, employee or consultant. All options issued to our non-employee directors under our director compensation program will be issued at exercise prices equal to the fair market value of our common stock on the date of grant.

TRANSACTIONS WITH RELATED PERSONS

Since January 1, 2015, we have engaged in the following transactions in which the amounts involved exceeded $120,000 and any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

February 2015 Bridge Unit Financing

On February 16, 2015, we completed a bridge financing in which we sold 2,936 units, or the February 2015 bridge units, at a price per unit of $1,000 in cash, for an aggregate purchase price of $2.9 million. These units, which were issued prior to the Reorganization, converted into Class B preferred units that ultimately converted into shares of Series B preferred stock in connection with the Reorganization. See “Prospectus Summary—Reorganization.” The following table sets forth the aggregate number of February 2015 bridge units that we issued and sold to our 5% stockholders and their affiliates in this transaction:

Purchaser	February 2015 Bridge Units	Aggregate Purchase Price ($)
Omega Fund IV, L.P.	1,004	1,004,000
S.R. One, Limited(1)	458	458,000

(1)	Brian M. Gallagher, Jr., Ph.D., a member of our board of directors, is a partner of S.R. One, Limited.

June 2015 Bridge Unit Financing

On June 30, 2015, we completed a bridge financing in which we sold 1,500 units, or the June 2015 bridge units, at a price per unit of $1,000 in cash, for an aggregate purchase price of $1.5 million. These units, which were issued prior to the Reorganization, converted into Class B preferred units that ultimately converted into shares of Series B preferred stock in connection with the Reorganization. See “Prospectus Summary—Reorganization.” The following table sets forth the aggregate number of June 2015 bridge units that we issued and sold to our 5% stockholders and their affiliates in this transaction:

Purchaser	June 2015 Bridge Units	Aggregate Purchase Price ($)
Atlas Venture Fund VIII, L.P.(1)	750	750,000
S.R. One, Limited(2)	750	750,000

(1)	Jean-François Formela, M.D., a member of our board of directors, is a partner of Atlas Venture.
(2)	Dr. Gallagher, a member of our board of directors, is a partner of S.R. One, Limited.

Class B Preferred Unit Financing

On July 17, 2015, we issued and sold an aggregate of 48,906,772 Class B preferred units at a price per unit of $1.08 in cash, for an aggregate purchase price of $52.8 million. On August 25, 2015, we issued and sold an additional 511,551 Class B preferred units at a price per unit of $1.08 in cash, for an aggregate purchase price of $552,475. Concurrently with the sale of the Class B preferred units, we exchanged 8,327 February 2015 bridge units and 1,500 June 2015 bridge units for 9,715,664 Class B preferred units at price per unit of $1.00, which resulted in the extinguishment of the February 2015 bridge units and the June 2015 bridge units. These Class B preferred units, which were issued prior to the Reorganization, converted into Series B preferred stock in connection with the Reorganization. See “Prospectus Summary—Reorganization.” The following table sets forth the aggregate number of Class B preferred units that we issued and sold to, and the aggregate number of February 2015 bridge units and June 2015 bridge units exchanged for Class B preferred units with, our 5% stockholders and their affiliates and the aggregate cash purchase price for such shares:

Purchaser	February 2015 Bridge Units Converted into Class B Preferred Units	Class B Preferred Units Received in Exchange of February 2015 Bridge Units	June 2015 Bridge Units Converted to Class B Preferred Units	Class B Preferred Units Received in Exchange of June 2015 Bridge Units	Class B Preferred Units Sold for Cash	Aggregate Cash Purchase Price ($)
Entities affiliated with FMR LLC	—	—	—	—	13,888,889	15,000,000
MRL Ventures Fund, LLC	—	—	—	—	9,259,259	10,000,000
The Baupost Group, L.L.C.	—	—	—	—	9,722,222	10,500,000
S.R. One, Limited(1)	2,593	2,593,422	750	694,444	3,934,931	4,249,725
Atlas Venture Fund VIII, L.P.(2)	3,060	3,060,452	750	694,444	2,083,334	2,250,000
Omega Fund IV, L.P.	1,037	1,036,791	—	—	639,557	690,722

(1)	Dr. Gallagher, a member of our board of directors, is a partner of S.R. One, Limited.
(2)	Dr. Formela, a member of our board of directors, is a partner of Atlas Venture.

Series C Preferred Stock Financing

In December 2016, we issued and sold an aggregate of 25,757,569 shares of our Series C preferred stock at a price per share of $1.98 in cash, for an aggregate purchase price of $51.0 million. The following table sets forth the aggregate number of shares of our Series C preferred stock that we issued and sold in December 2016 to our executive officers, directors and 5% stockholders and their affiliates and the aggregate purchase price for such shares:

Purchaser	Shares of Series C Preferred Stock	Aggregate Purchase Price ($)
The Baupost Group, L.L.C.	10,606,054	21,000,000
Entities affiliated with FMR LLC	4,292,929	8,500,000
Atlas Venture Fund VIII, L.P.(1)	2,525,253	5,000,000
S.R. One, Limited(2)	2,525,253	5,000,000
Omega Fund IV, L.P.	1,060,606	2,100,000
MRL Ventures Fund, LLC	1,010,101	2,000,000
The Ronald C. Renaud, Jr. Trust—2007	227,272	450,000
Ronald Renaud 2014 Irrevocable Family Trust	227,272	450,000

(1)	Dr. Formela, a member of our board of directors, is a partner of Atlas Venture.
(2)	Dr. Gallagher, a member of our board of directors, is a partner of S.R. One, Limited.

In December 2017, we issued and sold an aggregate of 21,202,710 additional shares of our Series C preferred stock at a price per share of $1.98 in cash, for an aggregate purchase price of $42.0 million. The following table sets forth the aggregate number of shares of our Series C preferred stock that we issued and sold in December 2017 to our 5% stockholders and their affiliates and the aggregate purchase price for such shares:

Purchaser	Shares of Series C Preferred Stock	Aggregate Purchase Price ($)
The Baupost Group, L.L.C.	5,050,505	10,000,000
Entities affiliated with FMR LLC	10,091,600	19,981,368
Entities managed by Omega Fund Management, L.L.C.	505,051	1,000,000

Asset Purchase Agreement with Shire

On December 22, 2016, we entered into an asset purchase agreement with Shire Human Genetic Therapies, Inc., or Shire, a subsidiary of Shire plc, which we refer to as the Shire Agreement. Pursuant to the Shire Agreement, we acquired Shire’s mRNA therapy platform, or MRT Program, for an aggregate purchase price of $112.2 million, consisting of 32,308,347 shares of common stock with an aggregate fair value of $41.1 million on the acquisition date and contingent consideration with an aggregate fair value of $71.1 million on the acquisition date. As further described below, the contingent consideration includes the obligation to issue additional shares of common stock to Shire in connection with the closing of a subsequent equity financing required under the terms of the Shire Agreement, which had a fair value of $8.5 million on the acquisition date, as well as the obligation to make future milestone and earnout payments upon the occurrence of specified commercial milestones, which had a fair value of $62.6 million on the acquisition date. In December 2017, we issued an aggregate of 5,998,637 shares of our common stock to Shire with an aggregate fair value of $8.0 million. For a description of the milestone and earnout payments, see “Business—Asset Purchase Agreement with Shire.” As part of the acquisition, certain employees of Shire focused on the development of the MRT Program joined our company to continue to advance our MRT platform.

Under the Shire Agreement, we were obligated to consummate an equity financing at or prior to the closing of the Shire transaction with gross proceeds of at least $50.0 million, and, because the gross proceeds for our first tranche of such equity financing were less than $100.0 million, we are obligated to use the first $50.0 million of net proceeds solely for activities and expenses associated with the MRT platform and/or specified transferred assets and to satisfy our obligations under the Shire Agreement and related documents until the earlier of (i) the consummation of another tranche or tranches of equity financing with aggregate gross proceeds equal to at least (A) $100.0 million minus (B) the gross proceeds from the first tranche and (ii) full utilization of the proceeds. In addition, we are required to use commercially reasonable efforts to consummate subsequent tranches until aggregate proceeds from the first tranche and all subsequent tranches are at least $100.0 million and, until we complete such equity financings, to issue additional shares of our common stock to Shire in satisfaction of anti-dilution obligations. Through the date hereof, we have issued to Shire an aggregate of 38,306,984 shares of our common stock in connection with our issuance and sale of an aggregate of $93.0 million of equity financings. We anticipate that we will issue an additional                 shares of common stock in connection with the issuance and sale of the first $7.0 million of shares of our common stock in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, which shall fully satisfy our obligation to issue shares of common stock to Shire under the Shire Agreement.

Pursuant to the Shire Agreement, we may not take any action that would result in Shire and its affiliates, beneficially owning more than 19.9% of the voting power of all of our outstanding common stock, excluding from the denominator any unvested restricted stock. If Shire and its affiliates beneficially own more than 19.9% of our outstanding common stock, we are obligated to redeem the shares of common excess in excess of such threshold at Shire’s election at the then-fair market value of the common stock. After this offering, we are not obligated to redeem such excess shares to the extent that Shire may sell such excess shares of common stock without limitation pursuant to Rule 144 under the Securities Act.

We also entered into a transition services agreement with Shire pursuant to which Shire provided certain services to us in connection with effecting the transactions contemplated by the asset purchase agreement. During 2017, we paid Shire $0.1 million for these services. We are no longer receiving any services from Shire under the transition services agreement.

Consulting Agreement with Daniel S. Lynch

On June 1, 2012, we entered into a consulting agreement with Daniel S. Lynch, the chairman of our board of directors, for the provision of consulting, advisory and related services. We amended the agreement on December 17, 2012 and March 26, 2015.

From September 1, 2012 until March 26, 2015, the agreement provided that Mr. Lynch would serve as our executive chairman and chairman of our board of directors and that Mr. Lynch was entitled to base compensation of $150,000 per year and was eligible to receive an annual performance bonus of up to 25% of his base compensation. We also agreed to reimburse certain of Mr. Lynch’s expenses in connection with the performance of services under the agreement. Pursuant to the amendment dated March 26, 2015, Mr. Lynch ceased to be our executive chairman and, after such date, was compensated solely for his services as the chairman of our board of directors.

From January 1, 2015 to March 25, 2015, we paid Mr. Lynch $37,500 in connection with his services as our executive chairman under this agreement. In addition, we granted 2,261,064 common incentive units to Mr. Lynch pursuant to this agreement, in multiple awards that are fully vested. In connection with the Reorganization, these common incentive units were exchanged for 1,787,899 shares of restricted common stock.

Registration Rights

We are a party to a registration rights agreement with Shire and the holders of our preferred stock, including our 5% stockholders and their affiliates and entities affiliated with some of our executive officers and directors. This registration rights agreement provides these stockholders the right, subject to certain conditions, beginning six months following the completion of this offering, to demand that we file a registration statement or to request that their shares be covered by a registration statement that we are otherwise filing.

See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Indemnification Agreements

Our certificate of incorporation, which will become effective upon the closing of this offering, provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors, and we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such executive officer or director for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our executive officers or directors.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt written policies and procedures for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or 5% stockholders or their immediate family members, each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

Our audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in our best interests. Our audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related person transaction disclosure rule, our board of directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

•

interests arising solely from the related person’s position as an executive officer of another entity, whether or not the person is also a director of the entity, that is a participant in the transaction where the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction and the amount involved in the transaction is less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction; and

•	a transaction that is specifically contemplated by provisions of our certificate of incorporation or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in the compensation committee’s charter.

We did not have a written policy regarding the review and approval of related person transactions prior to this offering. Nevertheless, with respect to such transactions, it has been the practice of our board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, our best interests.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of April 30, 2018 by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on a total of 195,524,120 shares of our common stock outstanding as of April 30, 2018, assuming the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of our common stock upon the closing of this offering. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on                shares of our common stock to be outstanding after this offering, including the shares of our common stock that we are selling in this offering and            shares of common stock to be issued to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but not including any additional shares issuable upon exercise of outstanding options.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our common stock. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days after April 30, 2018 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of each beneficial owner is c/o Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering (%)	After Offering (%)
5% Stockholders:
Shire Human Genetic Therapies, Inc.(1)	38,306,984	19.6
Entities affiliated with FMR, LLC(2)	28,273,418	14.5
The Baupost Group, L.L.C.(3)	25,378,781	13.0
Atlas Venture Fund VIII, L.P.(4)	21,788,727	11.1
S.R. One, Limited(5)	19,048,050	9.7
Entities managed by Omega Fund Management, LLC(6)	13,542,108	6.9
MRL Ventures Fund, LLC(7)	10,269,360	5.3
Directors and Named Executive Officers:
Ronald C. Renaud, Jr.(8)	6,901,145	3.5
Michael Heartlein, Ph.D.(9)	809,775	*
Thomas McCauley, Ph.D.(10)	1,135,294	*
Daniel S. Lynch(11)	1,935,763	1.0
Daniella Beckman	—	—
Jean-François Formela, M.D.(4)	21,788,727	11.1
Brian M. Gallagher, Jr., Ph.D.(5)	19,048,050	9.7
Owen Hughes(12)	232,099	*
All current executive officers and directors as a group (11 persons)(13)	52,778,249	26.5

*	Less than one percent
(1)	Consists of 38,306,984 shares of common stock. The address for Shire Human Genetic Therapies, Inc. is 300 Shire Way, Lexington, MA 02421. Does not include shares of common stock to be issued to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(2)	Consists of (a) 5,634,091 shares of common stock underlying shares of preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio, (b) 11,075,044 shares of common stock underlying shares of preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (c) 6,365,419 shares of common stock underlying shares of preferred stock held by Fidelity Growth Company Commingled Pool, (d) 2,320,454 shares of common stock underlying shares of preferred stock held by Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, and (e) 2,878,410 shares of common stock underlying shares of preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 200 Seaport Blvd., V12G, Boston, Massachusetts 02210.
(3)	Consists of shares of common stock underlying shares of preferred stock. The Baupost Group, L.L.C. is a registered investment adviser and acts as the investment adviser to certain private investment limited partnerships on whose behalf these securities were purchased. The principal business address for The Baupost Group, L.L.C. is 10 St. James Avenue, Suite 1700, Boston, MA 02116.
(4)	Consists of 500,000 shares of common stock and 21,288,727 shares of common stock underlying shares of preferred stock held by Atlas Venture Fund VIII, L.P., or Atlas Fund VIII. All shares are held directly by Atlas Fund VIII. Atlas Venture Associates VIII, L.P. is the general partner of Atlas Venture Fund VIII, and Atlas Ventures Associates VIII, Inc. is the general partner of Atlas Venture Associates VIII, L.P. Peter Barrett, Jean-François Formela, Bruce Booth and Jeff Fagnan are the directors of Atlas Venture Associates VIII, Inc. and collectively make investment decisions on behalf of Atlas Venture Fund VIII. Dr. Formela is also a member of our board of directors. Dr. Formela disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Venture Fund VIII is 25 First Street, Suite 303, Cambridge, Massachusetts 02141.
(5)	Consists of 19,048,050 shares of common stock underlying shares of preferred stock held by S.R. One, Limited, an indirect wholly owned subsidiary of GlaxoSmithKline plc. Dr. Brian Gallagher, a member of our board of directors, is a partner of S.R. One, Limited and disclaims beneficial ownership of the shares held by S.R. One, Limited, except to the extent of his pecuniary interest therein. The address of S.R. One, Limited is 161 Washington Street, Eight Tower Bridge, Suite 500, Conshohocken, PA 19428-2077.
(6)

Consists of (a) 5,439,832 shares of common stock underlying shares of preferred stock held by Omega Fund IV, L.P. (“Omega IV”) and (b) 8,102,276 shares of common stock underlying shares of preferred stock held by Omega Fund V, L.P. (“Omega V”). Omega Fund IV GP, L.P. (“Omega IV GP LP”) is the general partner of Omega IV. Omega Fund IV G.P. Manager, Ltd. (“Omega IV GP Manager”) is the general partner of

Omega IV GP LP. Otello Stampacchia, Richard J. Lim and Anne-Mari Paster are all the shareholders and directors of Omega IV GP Manager and have shared voting and investment power over the shares held by Omega IV. Omega Fund V GP, L.P. (“Omega V GP LP”) is the general partner of Omega V. Omega Fund V GP Manager, Ltd. (“Omega V GP Ltd”) is the general partner of Omega V GP LP. Mr. Stampacchia, Mr. Lim, Claudio Nessi and Ms. Paster are all the shareholders and directors of Omega V GP Ltd and have shared voting and investment power over the shares held by Omega V. The address of Omega IV, Omega IV GP LP, Omega IV GP Ltd, Omega IV GP Manager, Omega V, Omega V GP LP and Omega V GP Ltd is 185 Dartmouth Street, Suite 502, Boston, MA 02116.

(7)	Consists of 10,269,360 shares of common stock underlying shares of preferred stock held by MRL Ventures Fund, LLC, or MRL Ventures Fund. All shares are held directly by MRL Ventures Fund, which is a subsidiary of Merck Sharp & Dohme Corp. Reza Halse is the President of MRL Ventures Fund. The address of MRL Ventures Fund is 320 Bent Street, Cambridge, Massachusetts 02141.
(8)	Consists of (a) 227,272 shares of common stock underlying shares of preferred stock held by Ronald Renaud 2014 Irrevocable Family Trust, for which Sarah Connolly serves as trustee, (b) 227,272 shares of common stock underlying shares of preferred stock held by The Ronald C. Renaud, Jr. Trust—2007, as to which Ronald C. Renaud, Jr. and Marianne Renaud serve as co-trustees, (c) 4,469,751 shares of common stock, of which 1,111,001 remain subject to vesting 60 days after April 30, 2018 and (d) 1,976,850 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.
(9)	Consists of 809,775 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.
(10)	Consists of 1,135,294 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.
(11)	Consists of 1,787,899 shares of common stock, and 147,864 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.
(12)	Consists of 165,892 shares of common stock, of which 86,403 remain subject to vesting 60 days after April 30, 2018, and 66,207 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.
(13)	Includes (a) 41,291,321 shares of common stock underlying shares of preferred stock, (b) 7,804,468 shares of common stock, of which 1,710,071 remain subject to vesting 60 days after April 30, 2018, and (c) 3,682,460 shares of common stock issuable upon the exercise of options exercisable within 60 days after April 30, 2018.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We will file copies of these documents with the SEC as exhibits to our registration statement of which this prospectus is a part. The description of the capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of our common stock, par value $0.001 per share, and 10,000,000 shares of our preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of April 30, 2018, we had issued and outstanding:

•	53,235,828 shares of our common stock held by 90 stockholders of record;

•	36,194,026 shares of our Series A preferred stock held by 8 stockholders of record, convertible into 36,194,026 shares of our common stock;

•	59,133,987 shares of our Series B preferred stock held by 27 stockholders of record, convertible into 59,133,987 shares of our common stock; and

•	46,960,279 shares of our Series C preferred stock held by 31 stockholders of record, convertible into 46,960,279 shares of our common stock.

Upon the closing of this offering, all of the outstanding shares of our preferred stock will automatically convert into an aggregate of 142,288,292 shares of our common stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Each election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options and Unvested Restricted Common Stock

As of April 30, 2018, options to purchase an aggregate of 30,976,525 shares of our common stock, at a weighted average exercise price of $1.35 per share, and 2,340,472 shares of unvested restricted common stock were outstanding.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either the interested stockholder attained such status with the approval of our board of directors, the business combination is approved by our board of directors and stockholders in a prescribed manner or the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders that will own 15% or more of our outstanding voting stock upon the closing of this offering.

Staggered Board; Removal of Directors

Our certificate of incorporation and our bylaws to be effective upon the closing of the offering divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws to be effective upon the closing of the offering provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws to be effective upon the closing of the offering, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Furthermore, our certificate of incorporation to be effective upon the closing of the offering provides that the authorized number of directors may be changed only by the resolution of our board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors, change the authorized number of directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our bylaws to be effective upon the closing of the offering provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our bylaws to be effective upon the closing of the offering also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our board of directors. In addition, our bylaws to be effective upon the closing of the offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our common stock because even if the third party acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws to be effective upon the closing of the offering may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above.

Exclusive Forum Selection

Our certificate of incorporation to be effective upon the closing of the offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim arising pursuant to any provision of our certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. Although our certificate of incorporation contains the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Registration Rights

We have entered into an amended and restated registration rights agreement dated as of December 22, 2016, with Shire and holders of our preferred stock. This registration rights agreement provides these stockholders the right, following the completion of this offering, to require us to register their shares under the Securities Act under specified circumstances as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. We refer to the shares with these registration rights as registrable securities.

Demand and Form S-3 Registration Rights

Beginning 180 days after this offering, subject to specified limitations set forth in the registration rights agreement, at any time, the holders of at least 60% of the then outstanding registrable securities may demand that we register registrable securities then outstanding under the Securities Act for purposes of a public offering having an aggregate offering price to the public of not less than $5.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions.

In addition, subject to specified limitations set forth in the registration rights agreement, at any time after we become eligible to file a registration statement on Form S-3, holders of at least 25% of the registrable securities then outstanding may request that we register their registrable securities on Form S-3 for purposes of a public offering for which the reasonably anticipated aggregate offering price to the public would exceed $1.0 million. We are not obligated to file a registration statement pursuant to this provision on more than two occasions in any 12-month period.

Incidental Registration Rights

If, at any time after the closing of this offering, we propose to register for our own account any of our securities under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and, subject to specified exceptions, have the right to require us to register all or a portion of the registrable securities then held by them in that registration.

In the event that any registration in which the holders of registrable securities participate pursuant to our registration rights agreement is an underwritten public offering, we have agreed to enter into an underwriting agreement in usual and customary form and use our reasonable best efforts to facilitate such offering.

Expenses

Pursuant to the registration rights agreement, we are required to pay all registration expenses, including all registration and filing fees, exchange listing fees, printing expenses, fees and expenses of one counsel selected by the selling stockholders to represent the selling stockholders, state Blue Sky fees and expenses and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts, selling commissions and the fees and expenses of the selling stockholders’ own counsel (other than the counsel selected to represent all selling stockholders).

The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us or any violation or alleged violation whether by action or inaction by us under the Securities Act, the Exchange Act, any state securities or Blue Sky law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities or Blue Sky law in connection with such registration statement or the qualification or compliance of the offering, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Nasdaq Global Market

We have applied to have our common stock listed on the Nasdaq Global Market under the symbol “TBIO.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon the closing of this offering, we will have outstanding                  shares of our common stock, based on the 53,235,828 shares of our common stock that were outstanding on April 30, 2018 and after giving effect to (i) the issuance of                  shares of our common stock in this offering, assuming no exercise by the underwriters of their option to purchase                additional shares of our common stock to cover over-allotments, (ii) the conversion of all outstanding shares of our preferred stock into an aggregate of 142,288,292 shares of our common stock upon the closing of this offering and (iii)                  shares of common stock to be issued to Shire upon the closing of this offering in satisfaction of contractual obligations, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Of these shares, all shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of our common stock will be “restricted securities” under Rule 144, and we expect that substantially all of these restricted securities will be subject to the 180-day lock-up period under the lock-up agreements as described below. These restricted securities may be sold in the public market upon release or waiver of any applicable lock-up agreements and only if registered or pursuant to an exemption from registration, such as Rule 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell those shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common stock on the Nasdaq Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon waiver or expiration of the 180-day lock-up period described below, approximately                shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the various restrictions, including the availability of public information about us, holding period and volume limitations, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                  shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We, and each of our executive officers and directors and the holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Citigroup Global Markets Inc., Leerink Partners LLC and Evercore Group L.L.C., on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement (other than a registration statement on Form S-8) with the SEC with respect to, any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, such capital stock;

•

establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock; or

•	publicly announce an intention to effect any of the foregoing.

The restrictions described above are subject to certain exceptions, including the following:

•	transfers of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock as a bona fide gift or gifts;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to any trust for the direct or indirect benefit of the holder or the immediate family of the holder in a transaction not involving a disposition for value;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the holder or the immediate family of the holder in a transaction not involving a disposition for value;

•

transfers or dispositions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the holder;

•	distributions of shares of our capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock to partners, members or stockholders of the holder;

•

exercise of an option to purchase shares of our common stock granted under any stock incentive plan or stock purchase plan, or exercise of outstanding warrants to purchase shares of our capital stock, provided that the underlying shares issuable upon exercise will continue to be subject to the restrictions described above;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for any transfers of common stock, and no filing with the SEC or other public announcement is required or voluntarily made by the holder or any other person in connection therewith, in each case during the 180-day period described above;

•	transfers of shares of our common stock to us in connection with the termination of the holder’s employment with us;

•

transfers or dispositions of shares of common stock purchased in this offering from the underwriters (other than any issuer-directed shares of common stock purchased in this offering by our officers or directors) or on the open market following this offering;

•	our issuance or sale of common stock, or any securities convertible into or exercisable or exchangeable for common stock, pursuant to our 2016 Plan, our 2018 Plan or our 2018 ESPP;

•	our issuance of common stock issuable upon the conversion of securities outstanding at the time of the execution and delivery of the underwriting agreement; and

•

our offer, issuance or sale of shares of common stock, or any securities convertible into or exercisable or exchangeable for common stock, in connection with any acquisition or strategic investment (including any joint venture, strategic alliance or partnership), provided that the aggregate number of shares of common stock issued or issuable does not exceed    % of the number of shares of common stock outstanding immediately after this offering and each recipient of any such shares or other securities agrees to restrictions on the resale of securities that are consistent with the provisions set forth in the lock-up agreement for the remainder of the 180-day restricted period;

provided, that in the case of any transfer, disposition or distribution pursuant to the first, second, third, fourth or fifth clauses above, each transferee, donee or distributee will execute and deliver to the representatives a lock-up agreement; and provided further that, in the case of any transfer, disposition or distribution pursuant to the first, second, third, fifth or ninth clauses above, no filing by any party under the Exchange Act or other public announcement reporting a reduction in the beneficial ownership of common stock held by the holder will be required or made voluntarily in connection with such transfer, disposition or distribution, other than a filing on a Form 5 or Schedule 13F made after the expiration of the 180-day period described above.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 181,095,276 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options and Form S-8 Registration Statement

As of April 30, 2018, we had outstanding options to purchase an aggregate of 30,976,525 shares of our common stock under the 2016 Plan, of which options to purchase 6,211,756 shares were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and reserved for future options and other awards under the 2016 Plan, the 2018 Plan and the 2018 ESPP. See “Executive Compensation—Stock Option and Other Compensation Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of material U.S. federal income and estate tax considerations relating to the ownership and disposition of shares of our common stock acquired in this offering by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner (other than a partnership or other pass-through entity) of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold shares of our common stock through partnerships or such other pass-through entities. The tax treatment of a partner in a partnership or other entity that is treated as a pass-through entity for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

This discussion addresses only non-U.S. holders that hold shares of our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	financial institutions;

•	brokers or dealers in securities;

•	tax-exempt organizations;

•	pension plans;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

•	insurance companies;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	non-U.S. governments; and

•	certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

Distributions

As discussed under the heading “Dividend Policy” above, we do not expect to make cash dividends to holders of our common stock in the foreseeable future. If we make distributions in respect of our common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to the non-U.S. holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distributions will also be subject to the discussions below under the headings “—Information Reporting and Backup Withholding” and “—FATCA” below.

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a properly executed IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States). However, such U.S. effectively connected income is taxed on a net income basis at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below under the headings “—Information Reporting and Backup Withholding” and “—FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such non-U.S. holder’s sale, exchange or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, in which case, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons with respect to the gain, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) may also apply;

•

the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a “U.S. real property holding corporation” and the foregoing exception does not apply, then the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. Generally, a corporation is a “U.S. real property holding corporation” only if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a “U.S. real property holding corporation” for U.S. federal income tax purposes, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rule described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S.-situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Generally, a non-U.S. holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading “—Distributions,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock, and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for information only. It is not, and is not intended to be, legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, estate and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Citigroup Global Markets Inc., Leerink Partners LLC and Evercore Group L.L.C. are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Leerink Partners LLC
Evercore Group L.L.C.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. After the initial offering of the shares of our common stock, if all the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.

We, our officers and directors and substantially all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Leerink Partners LLC and Evercore Group L.L.C., offer, sell, contract to sell, pledge or otherwise dispose of, or hedge any shares of our capital stock or any securities convertible into, or exercisable or exchangeable for, our capital stock. Citigroup Global Markets Inc., Leerink Partners LLC and Evercore Group L.L.C. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our common stock listed on the Nasdaq Global Market, or Nasdaq, under the symbol “TBIO.”

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

	No Exercise	Full exercise
Per Share	$	$
Total	$	$

We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions payable by us, will be approximately $        . We have also agreed to reimburse the underwriters for expenses in an amount up to $         relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.

Relationships with Underwriters

The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Leerink Partners LLC, an underwriter of this offering, and certain affiliates thereof beneficially own an aggregate of approximately 1% of our common stock, on an as-converted basis and fully diluted basis, as of December 31, 2017. Such shares were acquired during the sale of our Series C preferred stock in December 2017 and in conjunction with the Reorganization with the exchange of Class B preferred units of RaNA LLC for shares of common stock of RaNA Therapeutics, Inc.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a relevant person).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

•	you confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

•	a person associated with the company under section 708(12) of the Corporations Act; or

•

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•

you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Chile

The shares of our common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

Notice to Prospective Investors in Hong Kong

The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in the State of Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the representatives are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby is being passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Cooley LLP is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Translate Bio, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The abbreviated financial statements of the Messenger RNA Technology program, which comprise the statements of assets acquired and liabilities assumed as of December 22, 2016 and December 31, 2015, and the related statements of grant income and direct expenses for the period ended December 22, 2016 and each of the fiscal years ended December 31, 2015 and December 31, 2014, included in this prospectus have been audited by Deloitte LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion on the abbreviated financial statements and includes an emphasis of matter paragraph referring to the fact that these abbreviated financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Messenger RNA Technology program) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Translate Bio, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Translate Bio, Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred units and stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations and will require additional financing to fund future operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

March 30, 2018

We have served as the Company’s auditor since 2015.

TRANSLATE BIO, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		March 31, 2018	Pro Forma March 31, 2018
	2016	2017
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$57,729	$48,058	$30,798	$30,798
Short-term investments	12,992	9,997	6,000	6,000
Prepaid expenses and other current assets	685	3,014	4,265	4,265
Restricted cash	1,032	1,966	1,966	1,966

Total current assets	72,438	63,035	43,029	43,029
Property and equipment, net	4,859	6,778	9,176	9,176
Goodwill	21,359	21,359	21,359	21,359
In-process research and development	106,842	106,842	106,842	106,842
Deferred offering costs	—	511	2,418	2,418
Other assets	65	22	12	12

Total assets	$205,563	$198,547	$182,836	$182,836

Liabilities, Redeemable Convertible Preferred Units and Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$462	$4,594	$6,960	$6,960
Accrued expenses	3,139	5,888	3,548	3,548
Current portion of contingent consideration	8,407	1,296	1,494	—
Deferred rent	—	307	—	—

Total current liabilities	12,008	12,085	12,002	10,508
Long-term portion of contingent consideration	62,666	79,713	84,423	84,423
Deferred tax liabilities	18,520	6,039	4,937	4,937
Deferred rent, net of current portion	682	1,329	1,998	1,998

Total liabilities	93,876	99,166	103,360	101,866

Commitments and contingencies (Notes 3 and 12)
Redeemable convertible preferred stock (Series A, B and C), $0.001 par value; 121,085,582 shares authorized as of December 31, 2016 and 145,833,064 shares authorized as of December 31, 2017 and March 31, 2018 (unaudited); 121,085,582 shares issued and outstanding as of December 31, 2016 and 142,288,292 shares issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited); aggregate liquidation preference of $192,374 as of December 31, 2017 and March 31, 2018 (unaudited); no shares issued or outstanding, pro forma as of March 31, 2018 (unaudited)	150,277	192,896	193,081	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 191,288,294 shares authorized as of December 31, 2016 and 236,092,611 shares authorized as of December 31, 2017 and March 31, 2018 (unaudited); 47,404,006 shares issued and outstanding as of December 31, 2016 and 53,237,559 shares issued and outstanding as of December 31, 2017 and March 31, 2018 (unaudited); shares issued and outstanding, pro forma as of March 31, 2018 (unaudited)	47	53	53
Additional paid-in capital	43,728	55,161	56,359
Accumulated deficit	(82,365)	(148,808)	(170,017)	(170,017)
Accumulated other comprehensive income	—	79	—	—

Total stockholders’ equity (deficit)	(38,590)	(93,515)	(113,605)	80,970

Total liabilities, redeemable convertible preferred units and stock and stockholders’ equity (deficit)	$205,563	$198,547	$182,836	$182,836

The accompanying notes are an integral part of these consolidated financial statements.

TRANSLATE BIO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2016	2017		2017	2018
				(unaudited)
Operating expenses:
Research and development	$15,658		$47,023	$9,621		$12,702
General and administrative	11,144		14,311	2,973		4,779
Change in fair value of contingent consideration	—		17,914	2,275		4,908

Total operating expenses	26,802		79,248	14,869		22,389

Loss from operations	(26,802)		(79,248)	(14,869)		(22,389)

Other income (expense):
Interest income	114		281	78		89
Other income (expense), net	(10)		43	(14)		(12)

Total other income (expense), net	104		324	64		77

Loss before benefit from income taxes	(26,698)		(78,924)	(14,805)		(22,312)
Benefit from income taxes	—		12,481	851		1,103

Net loss	(26,698)		(66,443)	(13,954)		(21,209)
Accretion of redeemable convertible preferred units and stock to redemption value	(671)		(719)	(167)		(185)

Net loss attributable to common stockholders	$(27,369)		$(67,162)	$(14,121)		$(21,394)

Net loss per share attributable to common stockholders—basic and diluted	$(3.26)		$(1.56)	$(0.34)		$(0.42)

Weighted average common shares outstanding—basic and diluted	8,389,025		43,089,525	42,150,209		50,509,112

Pro forma net loss per share attributable to common stockholders—basic and diluted (unaudited)		$			$

Pro forma weighted average common shares outstanding—basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSLATE BIO, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Net loss	$(26,698)	$(66,443)	$(13,954)	$(21,209)
Other comprehensive income:
Unrealized gains (losses) on available-for-sale securities, net of tax of $0	—	79	—	(79)

Comprehensive loss	$(26,698)	$(66,364)	$(13,954)	$(21,288)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSLATE BIO, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED UNITS AND STOCK

AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Redeemable Convertible Preferred Units		Redeemable Convertible Preferred Stock		Common Incentive Units		Common Units		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Compre- hensive Income	Total Stockholders’ Deficit
	Units	Amount	Shares	Amount	Units	Amount	Units	Amount	Shares	Amount
Balances at December 31, 2015	95,790,976	$98,859	—	$—	7,394,050	$326	3,562,230	$1,732	—	$—	$—	$(55,054)	$—	$(52,996)
Issuance of common incentive units	—	—	—	—	6,606,199	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	637	—	—	—	—	—	—	—	637
Accretion of redeemable convertible preferred units to redemption value	—	669	—	—	—	—	—	—	—	—	(56)	(613)	—	(669)
Effect of the Reorganization (Note 1)	(95,790,976)	(99,528)	95,328,013	99,528	(14,000,249)	(963)	(3,562,230)	(1,732)	15,095,659	15	2,680	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $253	—	—	25,757,569	50,747	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in connection with acquisition of MRT Program (Note 3)	—	—	—	—	—	—	—	—	32,308,347	32	41,057	—	—	41,089
Stock-based compensation expense	—	—	—	—	—		—	—	—	—	49	—	—	49
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	2	—	—	—	—	—	—	(2)	—	—	(2)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(26,698)	—	(26,698)

Balances at December 31, 2016	—	—	121,085,582	150,277	—	—	—	—	47,404,006	47	43,728	(82,365)	—	(38,590)
Forfeited restricted common stock	—	—	—	—	—	—	—	—	(558,785)	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $81	—	—	21,202,710	41,900	—	—	—	—	—	—	—	—	—	—
Issuance of common stock in partial settlement of contingent consideration anti-dilution liability (Note 4)	—	—	—	—	—	—	—	—	5,998,637	6	7,972	—	—	7,978
Issuance of common stock as payment of transaction costs in connection with acquisition of MRT Program (Note 3)	—	—	—	—	—	—	—	—	393,701	—	500	—	—	500
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—	79	79
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	3,680	—	—	3,680
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	719	—	—	—	—	—	—	(719)	—	—	(719)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(66,443)	—	(66,443)

Balances at December 31, 2017	—	—	142,288,292	192,896	—	—	—	—	53,237,559	53	55,161	(148,808)	79	(93,515)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—	(79)	(79)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,383	—	—	1,383
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	185	—	—	—	—	—	—	(185)	—	—	(185)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(21,209)	—	(21,209)

Balances at March 31, 2018 (unaudited)	—	$—	142,288,292	$193,081	—	$—	—	$—	53,237,559	$53	$56,359	$(170,017)	$—	$(113,605)

The accompanying notes are an integral part of these consolidated financial statements.

TRANSLATE BIO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Cash flows from operating activities:
Net loss	$(26,698)	$(66,443)	$(13,954)	$(21,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	730	1,585	191	536
Stock-based compensation expense	686	3,680	101	1,383
Expenses to be paid in shares of common stock	500	—	—	—
Change in fair value of contingent consideration	—	17,914	2,275	4,908
Deferred income tax benefit	—	(12,481)	(851)	(1,103)
Accretion of discount on short-term investments	—	(72)	(54)	42
Changes in operating assets and liabilities, net of effects of acquisition:
Prepaid expenses and other assets	(301)	(2,262)	(438)	(1,979)
Accounts payable	84	4,025	698	1,531
Accrued expenses	1,103	2,312	2,448	(1,404)
Deferred rent	178	954	3	362

Net cash used in operating activities	(23,718)	(50,788)	(9,581)	(16,933)

Cash flows from investing activities:
Purchases of investments	(34,931)	(70,767)	(52,813)	(6,000)
Sales and maturities of investments	41,901	73,840	12,992	9,918
Purchases of property and equipment	(862)	(2,769)	(58)	(2,906)

Net cash provided by (used in) investing activities	6,108	304	(39,879)	1,012

Cash flows from financing activities:
Proceeds from issuance of Series C redeemable convertible preferred stock, net of issuance costs	50,747	41,900	—	—
Payments of initial public offering costs	—	(153)	—	(1,339)

Net cash provided by (used in) financing activities	50,747	41,747	—	(1,339)

Net increase (decrease) in cash, cash equivalents and restricted cash	33,137	(8,737)	(49,460)	(17,260)
Cash, cash equivalents and restricted cash at beginning of period	25,624	58,761	58,761	50,024

Cash, cash equivalents and restricted cash at end of period	$58,761	$50,024	$9,301	$32,764

Cash, cash equivalents and restricted cash at end of period:
Cash and cash equivalents	$57,729	$48,058	$8,016	$30,798
Restricted cash	1,032	1,966	1,285	1,966

Total cash, cash equivalents and restricted cash at end of period	$58,761	$50,024	$9,301	$32,764

Supplemental disclosure of non-cash investing and financing activities:
Purchases of property and equipment included in accounts payable and accrued expenses	$16	$687	$—	$716
Deferred offering costs included in accounts payable and accrued expenses	$—	$358	$—	$926
Issuance of common stock in connection with acquisition of MRT Program (Note 3)	$41,089	$—	$—	$—
Fair value of contingent consideration recorded in connection with acquisition of MRT Program (Note 3)	$71,073	$—	$—	$—
Issuance of common stock in partial settlement of contingent consideration anti-dilution liability (Note 4)	$—	$7,978	$—	$—
Issuance of common stock as payment of transaction costs in connection with acquisition of MRT Program (Note 3)	$—	$500	$—	$—
Accretion of redeemable convertible preferred units and stock to redemption value	$671	$719	$167	$185

The accompanying notes are an integral part of these consolidated financial statements.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of the Business and Basis of Presentation

Translate Bio, Inc. (the “Company”) is a leading messenger RNA (“mRNA”) therapeutics company developing a new class of potentially transformative medicines to treat diseases caused by protein or gene dysfunction. Using its proprietary mRNA therapeutic platform (“MRT platform”), the Company creates mRNA that encodes functional proteins. The Company’s mRNA is delivered to the target cell where the cell’s own machinery recognizes it and translates it, restoring or augmenting protein function to treat or prevent disease. The Company is initially focused on restoring the expression of intracellular and transmembrane proteins, areas that have eluded conventional protein therapeutics, in patients with genetic diseases where there is high unmet medical need. The Company is a clinical-stage company. The Company is developing its lead MRT product candidate for the lung (“MRT5005”) for the treatment of cystic fibrosis (“CF”). The Company is developing its lead MRT product candidate for the liver (“MRT5201”) for the treatment of ornithine transcarbamylase (“OTC”) deficiency.

lncRNA, Inc. was formed in Delaware in April 2011 and changed its name to RaNA Therapeutics, Inc. in November 2011. In May 2012, RaNA Therapeutics, LLC (“RaNA LLC”) was formed as the parent company of RaNA Therapeutics, Inc. In November 2016, RaNA Therapeutics, Inc. changed its name to RaNA Development, Inc. At that same time, a new entity was formed in Delaware under the name RaNA Therapeutics, Inc.

In December 2016, the Company acquired from Shire Human Genetic Therapies, Inc. (“Shire”), a subsidiary of Shire plc, rights to the assets of Shire’s mRNA therapy platform (the “MRT Program”), including the cystic fibrosis transmembrane conductance regulator (“CFTR”) and OTC deficiency mRNA therapy programs. As part of the acquisition, the scientific founders of the MRT platform and other key members of the Shire program joined the Company to advance the Company’s MRT platform and the development of its product candidates. In connection with this acquisition, Shire received shares of the Company’s common stock, with related anti-dilution rights, and is eligible for future milestone and earnout payments on products developed with the MRT technology (see Note 3).

Prior to acquiring Shire’s MRT Program and employees in December 2016, the Company had engaged exclusively in oligonucleotide research.

The Company is subject to risks common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The Reorganization

On December 5, 2016, the Company completed a series of transactions pursuant to which RaNA LLC became a direct, wholly owned subsidiary of RaNA Therapeutics, Inc. In connection with these transactions, (i) the holders of all outstanding Class A preferred units of RaNA LLC exchanged their units on a one-for-one basis for shares of Series A redeemable convertible preferred stock of RaNA Therapeutics, Inc., (ii) the holders of substantially all outstanding Class B preferred units of RaNA LLC exchanged their units on a one-for-one basis for shares of Series B redeemable convertible preferred stock of RaNA Therapeutics, Inc., (iii) the holders of all outstanding common units of RaNA LLC exchanged their units on a one-for-one basis for shares of common stock of RaNA Therapeutics, Inc., and (iv) the holders of all outstanding common incentive units of RaNA LLC exchanged their

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

units on a one-for-0.7907 basis for shares of restricted common stock of RaNA Therapeutics, Inc., with such ratio being necessary to reflect no change in the fair value of each respective equity instrument immediately before and after the exchange. These transactions are collectively referred to as “the Reorganization.” The purpose of the Reorganization was to reorganize the Company’s corporate structure so that its existing investors would own capital stock in a corporation rather than equity interests in a limited liability company.

Upon completion of the Reorganization, the historical consolidated financial statements of RaNA LLC became the historical consolidated financial statements of RaNA Therapeutics, Inc. because the Reorganization was accounted for as a reorganization of entities under common control. There was no impact on the consolidated financial statements as a result of the Reorganization, except for the reclassifications of equity presented in the consolidated statements of redeemable convertible preferred units and stock and stockholders’ deficit. The Company concluded that the exchanges of each class of equity in the Reorganization resulted in no change in the material rights and preferences of each respective class of equity and no change in the fair value of each respective class of equity before and after the exchanges.

Effective June 2017, RaNA Therapeutics, Inc. was renamed Translate Bio, Inc. and RaNA Development, Inc. was renamed Translate Bio MA, Inc. In December 2017, the Company dissolved its wholly owned subsidiary RaNA LLC after merging it with and into Translate Bio, Inc. After the transaction, RaNA LLC ceased to exist. At that same time, the Company created Translate Bio Securities Corporation as its wholly owned subsidiary. As of December 31, 2017 and March 31, 2018, Translate Bio, Inc. had two wholly owned subsidiaries, Translate Bio MA, Inc. and Translate Bio Securities Corporation.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries from their date of incorporation. All intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception, the Company has funded its operations primarily with proceeds from the sale of preferred stock and the sale of bridge units that converted into preferred units, which ultimately converted into shares of preferred stock upon the Reorganization. The Company has incurred recurring losses since its inception, including net losses of $26.7 million and $66.4 million for the years ended December 31, 2016 and 2017, respectively, and $21.2 million for the three months ended March 31, 2018 (unaudited). In addition, as of December 31, 2017 and March 31, 2018 (unaudited), the Company had an accumulated deficit of $148.8 million and $170.0 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. As of March 30, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017, the Company expected that its cash, cash equivalents and short-term investments would be sufficient to fund its operating expenses and capital expenditure requirements through August 31, 2018. In addition, as of May 18, 2018, the issuance date of the interim consolidated financial statements for the three months ended March 31, 2018 (unaudited), the Company expects that its cash, cash equivalents and short-term investments will be sufficient to fund its operating expenses and capital expenditure requirements through August 31, 2018. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of March 30, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017, and as of May 18, 2018, the issuance date of the interim consolidated financial statements for the three months ended March 31, 2018 (unaudited), the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the valuation of common stock and stock-based awards, the valuation of assets acquired and liabilities assumed in business combinations, and the impairment of identifiable intangible assets and goodwill. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of March 31, 2018, the consolidated statements of operations, of comprehensive loss and of cash flows for the three months ended March 31, 2017 and 2018, and the consolidated statement of redeemable convertible preferred units and stock and stockholders’ deficit for the three months ended March 31, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of March 31, 2018 and the results of its operations and its cash flows for the three months ended March 31, 2017 and 2018. The financial data and other information disclosed in

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

these notes related to the three months ended March 31, 2017 and 2018 are also unaudited. The results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2018 has been prepared to give effect to the following events as if the proposed IPO had occurred on March 31, 2018: (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into 142,288,292 shares of common stock and (ii) the issuance of              shares of common stock to Shire in satisfaction of contractual obligations, based on an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, and the reclassification of the contingent consideration liability related to such shares.

In the accompanying consolidated statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 have been prepared to give effect, upon the closing of a qualified IPO, to (i) the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the redeemable convertible preferred stock and (ii) the issuance of              shares of common stock to Shire in satisfaction of contractual obligations, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity date of three months or less at the date of purchase are considered to be cash equivalents. Cash equivalents consisted of money market funds as of December 31, 2016 and 2017 and March 31, 2018 (unaudited).

Investments

The Company’s investments are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit). Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other income (expense), net in the consolidated statements of operations.

The Company evaluates its investments with unrealized losses for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, the Company considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company’s ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be “other than temporary,” the Company reduces the investment to fair value through a charge to the statement of operations. No such adjustments were necessary during the periods presented.

The Company’s investments as of December 31, 2016 and 2017 and March 31, 2018 (unaudited) had original maturities of less than one year.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents as well as short-term investments. Cash, cash equivalents and short-term investments consist of demand deposits, money market funds and U.S. government agency bonds. The Company generally maintains balances in various operating accounts with financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash, cash equivalents and short-term investments and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Restricted Cash

In connection with its operating lease commitments, the Company issued letters of credit collateralized by cash deposits that are classified as restricted cash in the consolidated balance sheets. Restricted cash amounts have been classified as current assets based on the release dates of the restrictions under the letters of credit, which occur annually.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of proceeds generated as a result of the offering. Should an in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations. As of December 31, 2016, the Company had no deferred offering costs. As of December 31, 2017 and March 31, 2018 (unaudited), the Company recorded deferred offering costs of $0.5 million and $2.4 million, respectively, in connection with a planned initial public offering of its common stock.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful lives of each asset. Estimated useful lives are periodically assessed to determine if changes are appropriate. Upon retirement or sale, the related cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred. The estimated useful lives of the Company’s property and equipment are as follows:

Estimated Useful Life
Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Leasehold improvements	Shorter of lease term or 10 years

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated or amortized in accordance with the above useful lives once placed into service.

Property and equipment are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate an asset group for

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recoverability, the Company compares the forecasted undiscounted cash flows expected to result from the use and eventual disposition of the asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use and eventual disposition of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows using market participant assumptions. The Company did not record any impairment losses on property and equipment during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited).

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting. Application of this method of accounting requires that (i) identifiable assets acquired (including identifiable intangible assets) and liabilities assumed generally be measured and recognized at fair value as of the acquisition date and (ii) the excess of the purchase price over the net fair value of identifiable assets acquired and liabilities assumed be recognized as goodwill, which is not amortized for accounting purposes but is subject to testing for impairment at least annually. Acquired in-process research and development (“IPR&D”) is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. Transaction costs related to business combinations are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed in a business combination requires management to use significant judgment and estimates, especially with respect to intangible assets. Critical estimates in valuing certain identifiable assets include, but are not limited to, the selection of valuation methodologies, estimates of future revenue and cash flows, expected long-term market growth, future expected operating expenses, costs of capital and appropriate discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and, as a result, actual results may differ materially from estimates.

During the measurement period, which extends no later than one year from the acquisition date, the Company may record certain adjustments to the carrying value of the assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, all adjustments are recorded in the consolidated statements of operations as operating expenses or income.

Acquisition-related contingent consideration, which consists of potential milestone and earnout payment obligations as well as anti-dilution rights provided to Shire (see Note 3), was recorded in the consolidated balance sheets at its acquisition-date estimated fair value, in accordance with the acquisition method of accounting. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the consolidated statements of operations. The fair value measurement is based on significant inputs not observable by market participants and thus represents a Level 3 input in the fair value hierarchy (see Note 4).

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to acquire IPR&D with no alternative future use is charged to expense at the acquisition date.

In-Process Research and Development

The fair value of IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. When the related research and development is completed, the asset is reclassified to a definite-lived asset and amortized over its estimated useful life.

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The fair value of an IPR&D intangible asset is typically determined using an income approach whereby management forecasts the net cash flows expected to be generated by the asset over its estimated useful life. The net cash flows reflect the asset’s stage of completion, the probability of technical success, the projected costs to complete, expected market competition, and an assessment of the asset’s life-cycle. The net cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams.

Indefinite-lived IPR&D is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. The Company tests its indefinite-lived IPR&D annually for impairment on October 1st. In testing indefinite-lived IPR&D for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that its fair value is less than its carrying amount, or the Company can perform a quantitative impairment analysis to determine the fair value of the indefinite-lives IPR&D without performing a qualitative assessment. Qualitative factors that the Company considers include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of the indefinite-lived IPR&D is less than its carrying amount, the Company would then determine the fair value of the indefinite-lived IPR&D. Under either approach, if the fair value of the indefinite-lived IPR&D is less than its carrying amount, an impairment charge is recognized in the consolidated statements of operations. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company did not recognize any impairment charges related to its indefinite-lived IPR&D (see Note 3).

Definite-lived IPR&D, if any, is tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If an impairment review is performed to evaluate an asset group for recoverability, the Company compares the forecasted undiscounted cash flows expected to result from the use and eventual disposition of the asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use and eventual disposition of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows using market participant assumptions.

Goodwill

Goodwill represents the excess of the fair value of the consideration transferred over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Goodwill is not subject to amortization, but is tested annually for impairment or more frequently if there are indicators of impairment. The Company tests its goodwill annually for impairment on October 1st.

The Company has determined that there is a single reporting unit for purposes of testing goodwill for impairment. In testing goodwill for impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that the fair value of the reporting unit was less than its carrying amount, or the Company can perform a two-step quantitative impairment analysis without performing a qualitative assessment. Examples of such events or circumstances considered in the Company’s qualitative assessment include, but are not limited to, a significant adverse change in legal or business climate, an adverse regulatory action or unanticipated competition. If the Company chooses to first assess qualitative factors and the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, the Company would then perform a two-step quantitative impairment test. The two-step test starts with comparing the fair value of the reporting unit to the carrying amount of a reporting unit, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, no impairment loss is recognized. However, if the fair value of the reporting unit is less than its

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carrying value, the second step of the impairment test is performed to determine if goodwill is impaired. If the Company determines that goodwill is impaired, the carrying value of the goodwill is written down to its fair value and an impairment charge is recognized in the consolidated statements of operations. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company did not recognize any impairment charges related to goodwill.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents and short-term investments are carried at fair value, determined based on Level 2 inputs in the fair value hierarchy described above (see Note 4). The Company’s contingent consideration liability is carried at fair value, determined based on Level 3 inputs in the fair value hierarchy described above (see Note 4). The carrying values of the Company’s prepaid expenses and other current assets, accounts payable, accrued expenses and other short-term liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Segment Information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. The Company’s primary focus is on the advancement of the Company’s MRT platform to treat diseases caused by protein or gene dysfunction.

Research and Development Costs

Costs associated with internal research and development and external research and development services, including drug development and preclinical studies, are expensed as incurred. Research and development expenses include costs for salaries, employee benefits, subcontractors, facility-related expenses, depreciation and amortization, stock-based compensation, third-party license fees, laboratory supplies, and external costs of outside vendors engaged to conduct discovery, preclinical and clinical development activities and clinical trials as well as to manufacture clinical trial materials, and other costs. The Company recognizes external research and development costs based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its service providers. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such prepaid expenses are recognized as an expense when the services have been performed or the goods have been delivered, or when it is no longer expected that the goods will be delivered or the services rendered.

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Upfront payments, milestone payments (other than those deemed contingent consideration in a business combination) and annual maintenance fees under license agreements are expensed in the period in which they are incurred.

Research and Development Contract Costs and Accruals

The Company has entered into various research and development-related contracts with companies both inside and outside of the United States. The related costs are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research and development costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ materially from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, the Company recognizes compensation expense using the straight-line method. For stock-based awards with both performance-based and service-based vesting conditions, the Company recognizes compensation expense using the graded-vesting method over the requisite service period, commencing when achievement of the performance condition becomes probable. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the Company’s expected dividend yield (see Note 9). The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Classification and Accretion of Redeemable Convertible Preferred Units and Redeemable Convertible Preferred Stock

The Company has classified its redeemable convertible preferred units and redeemable convertible preferred stock outside of stockholders’ equity (deficit) because the units or shares contain certain redemption features that are not solely within the control of the Company. Costs incurred in connection with the issuance of each series of redeemable convertible preferred units or stock are recorded as a reduction of gross proceeds from issuance. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

carrying values of redeemable convertible preferred units and stock are accreted to their redemption values through a charge to additional paid-in capital or accumulated deficit over the period from date of issuance to the earliest date on which the holders could, at their option, elect to redeem their units or shares.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. During the year ended December 31, 2016 and the three months ended March 31, 2017 (unaudited), there was no difference between net loss and comprehensive loss. During the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited), the Company’s only element of other comprehensive income (loss) was unrealized gains (losses) on U.S. government agency bonds, which are classified as available-for-sale-securities.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Net Income (Loss) per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by

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adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, unvested restricted common stock and redeemable convertible preferred stock are considered potential dilutive common shares.

The Company’s preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited).

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard defines a five-step process to achieve this principle, and will require companies to use more judgment and make more estimates than under the current guidance. The Company expects that these judgments and estimates will include identifying performance obligations in the customer contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The Company adopted ASU 2014-09 as of the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows as the Company does not currently have any revenue-generating arrangements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). The amendments in this update explicitly require a company’s management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The Company adopted ASU 2014-15 as of December 31, 2016. This guidance relates to footnote disclosure only and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2014, the FASB issued ASU No. 2014-16, Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (“ASU 2014-16”). The guidance requires an entity to determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of the relevant facts and circumstances (commonly referred to as the whole-instrument approach). The Company elected to early adopt ASU 2014-16 on January 1, 2016 and reflected the adoption retrospectively to all periods presented, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). ASU 2015-17 requires deferred tax liabilities and assets to be classified as non-current in the consolidated balance sheet. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company adopted ASU 2015-17 retrospectively to all periods presented as of December 31, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 addresses several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur, and classification on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. The Company adopted ASU 2016-09 as of the required effective date of January 1, 2017 and elected prospectively to account for forfeitures as they occur rather than apply an estimated forfeiture rate to share-based compensation expense. The adoption of ASU 2016-09 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (Topic 230) (“ASU 2016-15”), to address diversity in practice in how certain cash receipts and cash payments are presented in the statement of cash flows. The adoption of ASU 2016-15 is required to be applied retrospectively. The Company adopted ASU 2016-15 as of the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of the required effective date of January 1, 2018. The effect of the adoption was that the amount of cash and cash equivalents previously presented on the consolidated statements of cash flows for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 (unaudited) increased by $1.0 million, $2.0 million and $1.3 million, respectively, to reflect the inclusion of restricted cash. Additionally, as a result of the adoption, transfers between restricted and unrestricted cash are no longer presented as a component of the Company’s investing activities.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805) (“ASU 2017-01”), which clarified the definition of a business and provides a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company early adopted ASU 2017-01 for its acquisition of the MRT Program (see Note 3) during the year ended December 31, 2016, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation: Scope of Modification Accounting (Topic 718) (“ASU 2017-09”), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions or the classification of the award (as equity or

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liability) changes as a result of the change in terms or conditions. The Company adopted ASU 2017-09 as of the required effective date of January 1, 2018, and its adoption had no impact on the Company’s financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The guidance is effective for public entities for annual periods beginning after December 15, 2018 and for interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other: Simplifying the Test for Goodwill Impairment (Topic 350) (“ASU 2017-04”), which provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019. The Company is currently evaluating the potential impact that the adoption of ASU 2017-04 will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). Part I applies to entities that issue financial instruments, such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU 2017-11 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3. Acquisitions, Goodwill and Other Intangible Assets

Acquisition of Shire’s MRT Program

On December 22, 2016, the Company entered into an asset purchase agreement (the “Shire Agreement”) with Shire pursuant to which Shire sold equipment to and assigned to the Company all of its rights to certain patent rights, permits, real property leases, contracts, regulatory documentation, books and records, and materials related to Shire’s MRT Program, including its CFTR and OTC deficiency mRNA therapeutic programs. The Company assumed no liabilities of Shire as part of the Shire Agreement. As part of the acquisition, the scientific founders of the MRT platform and other key members of the Shire program joined the Company to advance the

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Company’s MRT platform and the development of its product candidates. Under the Shire Agreement, the Company is obligated to use commercially reasonable efforts to develop and seek and obtain regulatory approval for products that include or are composed of MRT compounds covered by or derived from patent rights or know-how acquired from Shire (“MRT Products”) and to achieve specific developmental milestones. During the earnout period described below, with respect to any MRT Product in any country, the Company is obligated to use commercially reasonable efforts to market and sell such MRT Product in such country.

The Company accounted for the acquisition of the assets and employees as a business combination. As consideration for the acquisition, the Company issued 32,308,347 shares of common stock to Shire and agreed to make potential future milestone and earnout payments to Shire upon the occurrence of specified commercial milestones. In particular, the Company is obligated to make milestone payments to Shire of up to $60.0 million in the aggregate upon the occurrence of specified commercial milestones, including upon the first commercial sale of an MRT Product for the treatment of CF and upon the achievement of a specified level of annual net sales with respect to an MRT Product. The Company is also obligated to make additional milestone payments of $10.0 million for each non-CF MRT Product upon the first commercial sale of a non-CF MRT Product; provided that such milestone payments will only be due once for any two non-CF MRT Products that contain the same MRT compounds.

Under the Shire Agreement, the Company is also obligated to pay a quarterly earnout payment of a mid single-digit percentage of net sales of each MRT Product. The earnout period, which is determined on a product-by-product and country-by-country basis, will begin on the date of the first commercial sale of such MRT Product in such country and will end on the later of (i) ten years after such first commercial sale and (ii) the expiration of the last valid claim of the patent rights acquired from Shire or derived from patent rights or know-how acquired from Shire covering such MRT Product in such country.

Under the Shire Agreement, the Company is obligated to consummate an equity financing of at least $100.0 million (the “Subsequent Financing”). As part of the Shire Agreement, the Company provided Shire anti-dilution rights whereby it agreed to issue Shire additional common stock such that Shire will own, upon the completion of the Subsequent Financing, either (i) 18.0% of the Company’s common stock on an as-converted and fully diluted basis or (ii) if less, 19.9% of the voting power of all then outstanding common stock of the Company, excluding shares of unvested restricted stock. Under the Shire Agreement, until the Subsequent Financing is consummated, the Company must use the first $50.0 million of gross proceeds from the Subsequent Financing solely for activities and expenses associated with the MRT Program.

Concurrent with entering into the Shire Agreement, the Company entered into a stock purchase agreement (the “Series C Preferred Stock Purchase Agreement”) on December 22, 2016, which resulted in the Company’s sale of $51.0 million of shares of Series C redeemable convertible preferred stock on that date as the first closing in the Company’s Subsequent Financing.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Elements of Purchase Consideration

As part of its accounting for the business combination, the Company recorded the fair value of the common stock issued on the acquisition date as well as contingent consideration liabilities for the potential future milestone and earnout payments and for the anti-dilution rights provided to Shire through the completion of the Subsequent Financing. The aggregate acquisition-date fair value of consideration transferred was determined to be $112.2 million, consisting of the following (in thousands):

Fair value of common stock	$41,089
Fair value of contingent consideration — potential milestone and earnout payments	62,666
Fair value of contingent consideration — anti-dilution rights	8,407

Total fair value of purchase consideration	$112,162

Common Stock Issued at Closing.     The fair value of the 32,308,347 shares of common stock issued on the acquisition date, aggregating $41.1 million, was determined based on the fair value of $1.27 per share of common stock estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a hybrid method, which used market approaches to estimate the Company’s equity value, including an OPM backsolve based on the $1.98 price per share of Series C redeemable preferred stock sold by the Company in a Series C financing on the same date as the acquisition date of the MRT Program (see Note 7). The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more of the scenarios is allocated using an option-pricing method (“OPM”). In the third-party valuation, two types of future-event scenarios were considered: an IPO scenario and a remain-private scenario. Each type of future-event scenario was probability weighted by the Company based on an evaluation of its historical and forecasted performance and operating results, an analysis of market conditions at the time, and its expectations as to the timing and likely prospects of the future-event scenarios. A discount for lack of marketability was then applied to arrive at an indication of fair value per share of the common stock.

Liabilities for Contingent Consideration.     The fair value of the contingent consideration related to potential future milestone and earnout payments that may be due to Shire was estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met.

The fair value of the contingent consideration related to Shire’s anti-dilution rights was estimated by the Company at the acquisition date based, in part, on the results of a third-party valuation. The third-party valuation was prepared using a PWERM, which considered as inputs the probability of occurrence of events that would trigger the issuance of additional shares, the expected timing of such events, the expected value of the contingently issuable equity upon the occurrence of a triggering event and a risk-adjusted discount rate.

The Company assessed the anti-dilution rights provided to Shire and determined that the rights (i) met the definition of a freestanding financial instrument that was not indexed to the Company’s own stock and (ii) did not meet the definition of a derivative. As the rights did not meet the definition of a derivative and did not qualify for equity classification, the Company determined to classify the anti-dilution rights as a liability. Accordingly, the Company recognized the liability at fair value on the acquisition date and recognizes changes in the fair value of the anti-dilution rights at each subsequent reporting period in the consolidated statements of operations (see Note 4).

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allocation of the Purchase Consideration

The acquisition of Shire’s MRT Program was accounted for in accordance with the acquisition method of accounting for business combinations. Acquisition-related costs totaling $3.0 million were expensed to general and administrative expenses as incurred. Such acquisition-related costs included $0.5 million for the services of the investment bank that facilitated the acquisition payable in shares of the Company’s common stock, which amount was included in accrued expenses on the consolidated balance sheet as of December 31, 2016 and satisfied in December 2017 through the Company’s issuance of 393,701 shares of common stock. The total consideration transferred was allocated to the tangible and identifiable intangible assets acquired based on their estimated fair values as follows (in thousands):

Identifiable intangible assets	$106,907
Property and equipment	2,416
Deferred tax assets	1,308
Deferred tax liabilities	(18,520)
Valuation allowance for deferred tax assets	(1,308)
Goodwill	21,359

Total purchase price consideration	$112,162

Identifiable intangible assets acquired in the acquisition consisted of IPR&D and a lease-based asset. The IPR&D included ongoing projects that could further the Company’s preclinical and clinical development activities related to CF, OTC and other potential rare diseases. The lease-based intangible asset related to the below-market rental expense that the Company is expected to benefit from over the remaining lease period at one of its leased facilities. The IPR&D was determined to be indefinite-lived, and the lease-based intangible asset was determined to be definite-lived, with an estimated useful life of 1.5 years. The fair values of the identifiable intangible assets as of the acquisition date were as follows (in thousands):

In-process research and development — MRT	$45,992
In-process research and development — CF	42,291
In-process research and development — OTC	18,559
Lease agreement	65

Total identifiable intangible assets	$106,907

The fair value of the IPR&D assets acquired was estimated by the Company at the acquisition date based, in part, on the results of the third-party valuation. The third-party valuation was prepared using the multi-period excess earnings method (“MPEEM”), a form of the income approach, which assumes the fair value of an intangible asset is equal to the present value of the incremental risk-adjusted after-tax cash flows attributable only to each IPR&D the intangible asset. The MPEEM determined the after-tax cash flows, adjusted for contributory charges and cumulative probabilities of technical success. The probability-adjusted cash flows were then discounted to present value by the selected discount rate and added to the tax amortization benefit to determine the fair value. The key assumptions used in this model were net revenue projections, phase of development assumptions and discount rates.

A deferred tax liability of $18.5 million was recorded as part of the business combination for the non-deductible portion of the indefinite-lived IPR&D acquired. As part of the business combination, the Company also recorded $1.3 million of acquired deferred tax assets related to depreciation of property and equipment, but recorded those with a full valuation allowance due to the uncertainty of realizing a benefit from those assets.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The excess of the fair value of the consideration transferred over the fair value of identifiable assets acquired in the acquisition was allocated to goodwill in the amount of $21.4 million. Goodwill resulting from the acquisition was allocated to the Company’s single reporting unit and was largely attributed to the synergies and economies of scale expected from combining the research and operations of the MRT Program and the Company. Substantially all of the goodwill recorded as part of the MRT Program acquisition is not deductible for U.S. federal income tax purposes.

The results of operations of the MRT Program business have been included in the Company’s consolidated statements of operations from the acquisition date. The operations of the MRT Program business were fully integrated into the Company’s operations and no separate financial results of the business were maintained. Therefore, it is not practicable for the Company to report the amount of earnings of the acquired business that are included in its consolidated results of operations.

Pro Forma Information (Unaudited)

The following pro forma financial information presents the combined results of operations of the Company and the MRT Program business as if the acquisition had occurred on January 1, 2016. The pro forma results of operations reflect the direct expenses of the MRT Program business and include no indirect expense allocations. The pro forma information is not necessarily indicative of what the financial results would have been had the acquisition been completed on January 1, 2016 and is not necessarily indicative of the Company’s future financial results.

Year Ended December 31, 2016
(in thousands, except per share amount)	(unaudited)
Net loss	$(56,013)
Net loss attributable to common stockholders	$(56,684)
Net loss per share attributable to common stockholders—basic and diluted	$(1.42)

4. Fair Value of Financial Assets and Liabilities

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements
	as of December 31, 2016 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$—	$3,607	$—	$3,607
U.S. government agency bonds	—	12,992	—	12,992

	$—	$16,599	$—	$16,599

Liabilities:
Contingent consideration	$—	$—	$71,073	$71,073

	$—	$—	$71,073	$71,073

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurements
	as of December 31, 2017 Using:
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$—	$28,636	$—	$28,636
U.S. government agency bonds	—	9,997	—	9,997

	$—	$38,633	$—	$38,633

Liabilities:
Contingent consideration	$—	$—	$81,009	$81,009

	$—	$—	$81,009	$81,009

	Fair Value Measurements as of March 31, 2018 Using:
	Level 1	Level 2	Level 3	Total
	(unaudited)
Assets:
Money market funds	$—	$21,055	$—	$21,055
U.S. government agency bonds	—	6,000	—	6,000

	$—	$27,055	$—	$27,055

Liabilities:
Contingent consideration	$—	$—	$85,917	$85,917

	$—	$—	$85,917	$85,917

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

Cash equivalents as of December 31, 2016 and 2017 and March 31, 2018 (unaudited) consisted of money market funds totaling $3.6 million, $28.6 million and $21.1 million, respectively. The money market funds were valued using inputs observable in active markets for similar securities, which represent a Level 2 measurement in the fair value hierarchy. The Company’s short-term investments as of December 31, 2016 and 2017 and March 31, 2018 (unaudited) consisted of U.S. government agency bonds and were classified as available-for-sale securities. The U.S. government agency bonds were valued using inputs observable in active markets for similar securities, which represent a Level 2 measurement in the fair value hierarchy.

Valuation of Contingent Consideration

The contingent consideration liability related to the acquisition of the MRT Program was classified as Level 3 measurement within the fair value hierarchy and includes the potential future milestone and earnout payments that may be due by the Company to Shire (see Note 3) and an anti-dilution liability with respect to shares issuable by the Company to Shire upon a qualified financing event (see Note 3).

The fair value of the liability to make potential future milestone and earnout payments was estimated by the Company at each reporting date based, in part, on the results of a third-party valuation using a discounted cash flow analysis based on various assumptions, including the probability of achieving specified events, discount rates, and the period of time until earnout payments are payable and the conditions triggering the milestone payments are met. The actual settlement of contingent consideration could differ from current estimates based on the actual occurrence of these specified events.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the anti-dilution liability was estimated by the Company at each reporting date based, in part, on the results of a third-party valuation using the PWERM, which considers as inputs the probability of occurrence of events that would trigger the issuance of shares, the expected timing of such events, the expected value of the contingently issuable equity upon the occurrence of a triggering event and a risk-adjusted discount rate.

The following tables presents the unobservable inputs and fair value of the components of the contingent consideration (dollar amounts in thousands):

	Unobservable Inputs at December 31, 2016 and 2017 and March 31, 2018 (unaudited)		Fair Value
	Discount Rate	Projected Year of Payment	December 31,		March 31, 2018
			2016	2017
					(unaudited)
Earnout payments	15.0%	2025 - 2039	$57,197	$72,896	$77,249
Milestone payments	15.0%	2025 - 2030	5,469	6,817	7,174
Anti-dilution rights	0.51% - 1.93%	N/A	8,407	1,296	1,494

			$71,073	$81,009	$85,917

The following table presents a roll-forward of the total acquisition-related contingent consideration liability (in thousands):

Fair Value
Balance as of December 31, 2015	$—
Acquisition of MRT Program (Note 3)	71,073

Balance as of December 31, 2016	71,073
Change in fair value of contingent consideration	17,914
Issuance of common stock in partial settlement of contingent consideration anti-dilution liability	(7,978)

Balance as of December 31, 2017	81,009
Change in fair value of contingent consideration	4,908

Balance as of March 31, 2018 (unaudited)	$85,917

In December 2017, as a result of the Company’s issuance and sale of 21,202,710 shares of Series C redeemable convertible preferred stock at that same time (see Note 7), the Company issued to Shire 5,998,637 shares of common stock, with an aggregate fair value of $8.0 million, pursuant to the anti-dilution rights conveyed to Shire in the Shire Agreement (see Note 3). The shares issued to Shire were in partial settlement of the Company’s anti-dilution contingent consideration liability that was recorded in its purchase accounting for the MRT Program in December 2016 and reflected as current portion of contingent consideration on the Company’s consolidated balance sheets as of December 31, 2016 and 2017 and March 31, 2018 (unaudited). As of December 31, 2017 and March 31, 2018 (unaudited), the fair value of the anti-dilution contingent consideration liability was $1.3 million and $1.5 million, respectively. The Company’s obligation related to these anti-dilution rights remains in effect until the Company consummates an additional equity financing of $7.0 million.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31, 2018
	2016	2017
			(unaudited)
Laboratory equipment	$5,207	$5,382	$5,461
Computer equipment	383	481	485
Office equipment	242	249	102
Leasehold improvements	614	1,131	1,131
Construction in progress	—	2,591	5,391

	6,446	9,834	12,570
Less: Accumulated depreciation and amortization	(1,587)	(3,056)	(3,394)

	$4,859	$6,778	$9,176

During the year ended December 31, 2016, the Company recorded laboratory equipment and leasehold improvements with a fair value of $2.4 million in connection with its acquisition of Shire’s MRT Program (see Note 3).

Depreciation and amortization expense related to property and equipment was $0.7 million, $1.5 million, $0.2 million and $0.5 million for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively. Construction in progress recorded as of December 31, 2017 and March 31, 2018 (unaudited) primarily related to in-process construction of leasehold improvements, which were transferred to leasehold improvements in April 2018 (unaudited) upon completion.

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,		March 31, 2018
	2016	2017
			(unaudited)
Accrued consultant and professional fees	$1,389	$1,130	$1,370
Accrued employee compensation and benefits	1,439	2,252	1,272
Accrued external research and development expenses	212	1,115	797
Other	99	1,391	109

	$3,139	$5,888	$3,548

7. Redeemable Convertible Preferred Units and Redeemable Convertible Preferred Stock

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 121,085,582 shares, 145,833,064 shares and 145,833,064 shares, respectively, of redeemable convertible preferred stock, par value $0.001 per share. The redeemable convertible preferred stock is classified outside of stockholders’ equity (deficit) because the shares contain redemption features that are not solely within the control of the Company.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Class A and Class B Preferred Units

As of December 31, 2015, the Company had outstanding 36,194,026 Class A preferred units and 59,596,950 Class B preferred units. The Class A preferred units and Class B preferred units are collectively referred to as the “Preferred Units.” The Preferred Units were redeemable and convertible by the holders under specified conditions.

Series A and Series B Preferred Stock Issued in Connection with the Reorganization

On December 5, 2016, pursuant to the terms of the Reorganization (see Note 1), (i) the holders of all outstanding Class A preferred units of RaNA LLC exchanged their units on a one-for-one basis for 36,194,026 shares of Series A redeemable convertible preferred stock (the “Series A preferred stock”) of RaNA Therapeutics, Inc. and (ii) the holders of substantially all outstanding Class B preferred units of RaNA LLC exchanged their units on a one-for-one basis for 59,133,987 shares of Series B redeemable convertible preferred stock (the “Series B preferred stock”). The rights and preferences of each such class of equity (as described below) were the same before and after the Reorganization.

In conjunction with the Reorganization, one stockholder also exchanged 462,963 Class B preferred units of RaNA LLC for 462,963 shares of common stock of RaNA Therapeutics, Inc.

Series C Preferred Stock Financings

On December 22, 2016, the Company issued and sold 25,757,569 shares of Series C redeemable convertible preferred stock (the “Series C preferred stock”) at a price of $1.98 per share for aggregate proceeds of $50.7 million, net of issuance costs of $0.3 million.

In December 2017, the Company issued and sold 21,202,710 shares of Series C preferred stock at a price of $1.98 per share for aggregate proceeds of $41.9 million, net of issuance costs of $0.1 million.

The Series A preferred stock, Series B preferred stock and Series C preferred stock are collectively referred to as the “Preferred Stock.”

Upon issuance of each class of Preferred Units and Preferred Stock, the Company assessed the embedded conversion and liquidation features of the securities and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed upon the issuance date of each class of Preferred Units or Preferred Stock or as of December 31, 2016 and 2017 and March 31, 2018 (unaudited).

As of each balance sheet date, the Preferred Stock consisted of the following (in thousands, except share amounts):

	December 31, 2016
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	36,194,026	36,194,026	$36,194	$36,194	36,194,026
Series B preferred stock	59,133,987	59,133,987	63,334	63,199	59,133,987
Series C preferred stock	25,757,569	25,757,569	50,749	51,000	25,757,569

	121,085,582	121,085,582	$150,277	$150,393	121,085,582

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2017
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	36,194,026	36,194,026	$36,194	$36,194	36,194,026
Series B preferred stock	59,133,987	59,133,987	64,002	63,199	59,133,987
Series C preferred stock	50,505,051	46,960,279	92,700	92,981	46,960,279

	145,833,064	142,288,292	$192,896	$192,374	142,288,292

	March 31, 2018 (unaudited)
	Preferred Shares Authorized	Preferred Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
Series A preferred stock	36,194,026	36,194,026	$36,194	$36,194	36,194,026
Series B preferred stock	59,133,987	59,133,987	64,169	63,199	59,133,987
Series C preferred stock	50,505,051	46,960,279	92,718	92,981	46,960,279

	145,833,064	142,288,292	$193,081	$192,374	142,288,292

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. In addition, the holders of Series A preferred stock are entitled to elect two directors of the Company, and the holders of Series B preferred stock are entitled to elect one director of the Company.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $50.0 million of gross proceeds to the Company at a price of at least $2.376 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of at least 60% of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price per share is $1.00 for Series A preferred stock, $1.0593 for Series B-1 preferred stock, $1.00 for Series B-2 preferred stock, $1.0305 for Series B-3 preferred stock, $1.0330 for Series B-4 preferred stock, $1.0381 for Series B-5 preferred stock, $1.0513 for Series B-6 preferred stock, $1.0426 for Series B-7 preferred stock, $1.08 for Series B-8 preferred stock and $1.98 for Series C preferred stock. The Series B-1, Series B-2, Series B-3, Series B-4, Series B-5, Series B-6, Series B-7 and Series B-8 preferred stock are referred to collectively as “Series B preferred stock.”

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Conversion Price per shares at issuance was $1.00 for Series A preferred stock, $1.0593 for Series B-1 preferred stock, $1.00 for Series B-2 preferred stock, $1.0305 for Series B-3 preferred stock, $1.0330 for Series B-4 preferred stock, $1.0381 for Series B-5 preferred stock, $1.0513 for Series B-6 preferred stock, $1.0426 for Series B-7 preferred stock, $1.08 for Series B-8 preferred stock and $1.98 for Series C preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization and other adjustments as set forth in the Company’s certificate of incorporation, as amended and restated. Accordingly, as of December 31, 2017 and March 31, 2018 (unaudited), each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Dividends

The holders of the Preferred Stock are entitled to receive noncumulative dividends when, as and if declared by the board of directors. The Company may not pay any dividends on shares of common stock of the Company unless the holders of Preferred Stock then outstanding simultaneously receive dividends at the same rate and same time as dividends are paid with respect to common stock. Through December 31, 2017 and March 31, 2018 (unaudited), no cash dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below), the holders of the then-outstanding Preferred Stock will be entitled to receive, in preference to any distributions to the common stockholders, an amount per share equal to the Original Issue Price per share of each respective share of Preferred Stock, plus all dividends declared but unpaid on such shares. In the event that the assets available for distribution to the Company’s stockholders are not sufficient to permit payment to the holders of Preferred Stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Preferred Stock in proportion to the respective amounts otherwise payable in respect of the shares of Preferred Stock. After payments have been made in full to the holders of Preferred Stock, to the extent available, the remaining amounts will be distributed among the holders of the Preferred Stock and common stock, pro rata based on the number of shares held by each holder.

Unless the holders of at least 60% of the then-outstanding Preferred Stock, voting together as a single class, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Redemption

At the written election of at least 60% of the holders of Preferred Stock, voting together as a single class, the shares of Preferred Stock outstanding are redeemable, at any time on or after December 22, 2021, in three equal annual installments commencing no more than 60 days after written notice, in an amount equal to the Original Issue Price per share of each series of Preferred Stock plus all declared but unpaid dividends thereon.

8. Common Units and Common Stock

On December 5, 2016, pursuant to the terms of the Reorganization (see Note 1), (i) the holders of all outstanding common units of RaNA LLC exchanged their units on a one-for-one basis for 3,562,230 shares of common stock of RaNA Therapeutics, Inc. and (ii) the holders of all outstanding common incentive units of RaNA LLC exchanged their 14,000,249 units on a one-for-0.7907 basis for 11,070,466 shares of restricted common stock of RaNA Therapeutics, Inc. (see Note 9).

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 191,288,294 shares, 236,092,611 shares and 236,092,611 shares, respectively, of $0.001 par value common stock.

Each share of common stock entitles the holder to one vote for each share of common stock held. Common stockholders are entitled to receive dividends, as declared by the board of directors. These dividends are subject to the preferential dividend rights of the holders of the Company’s Preferred Stock. Through December 31, 2017 and March 31, 2018 (unaudited), no cash dividends have been declared or paid.

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had reserved 137,215,116 shares, 178,417,826 shares and 178,417,826 shares, respectively, of common stock for the conversion of outstanding shares of Preferred Stock (see Note 7), the exercise of outstanding stock options (see Note 9) and the number of shares remaining available for future issuance under the 2016 Stock Incentive Plan.

9. Incentive Stock Options and Restricted Stock

2016 Stock Incentive Plan

The Company’s 2016 Stock Incentive Plan, as amended, (the “2016 Plan”) provides for the Company to issue equity awards to employees, officers and directors, consultants and advisors. Under the 2016 Plan, the Company may grant stock options, stock appreciation rights, restricted stock and restricted stock units. Incentive stock options may be granted only to the Company’s employees including officers and directors who are also employees. Stock options that are not designated as incentive stock options are classified as non-statutory options.

The total number of common shares reserved for issuance under the 2016 Plan was 16,129,534 shares as of December 31, 2016. In December 2017, the Company effected an increase in the total number of common shares reserved for issuance under the 2016 Plan from 16,129,534 shares to 36,129,534 shares. As of December 31, 2017 and March 31, 2018 (unaudited), 11,880,091 shares and 4,107,659 shares, respectively, remained available for future grants under the 2016 Plan.

Shares that are expired, terminated, surrendered or canceled under the 2016 Plan without having been exercised will be available for future grants of awards. In addition, shares of common stock that are tendered to the Company by a participant to exercise an award are added to the number of shares of common stock available for the grant of awards.

The 2016 Plan is administered by the board of directors. The exercise prices, vesting periods and other restrictions are determined at the discretion of the board of directors, except that the exercise price per share of options may not be less than 100% of the fair market value of the common stock on the date of grant. Stock options awarded under the 2016 Plan expire ten years after the grant date, unless the board of directors sets a shorter term. Stock options and restricted stock granted to employees, officers, members of the board of directors and consultants typically vest over a four-year period.

Unvested stock options are forfeited upon the recipient ceasing to provide services to the Company. The Company may, upon notice to the recipient within six months after the date the recipient ceases to provide such services, repurchase some or all of the vested stock options, at a price equal to the amount that would be distributed with respect to such options under the terms of the Company’s certificate of incorporation, as amended and restated.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Options

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited) and 2018, the Company granted to employees and directors options to purchase 1,165,532 shares, 22,176,258 shares, no shares and 7,772,432 shares, respectively, of common stock. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded stock-based compensation expense related to options granted to employees and directors of $40,000, $3.0 million, $0 and $1.1 million, respectively. Of the options to purchase 7,772,432 shares of common stock granted during the three months ended March 31, 2018, options to purchase 6,657,350 shares of common stock vest over a term of four years, subject to the closing of an initial public offering of the Company’s common stock occurring prior to December 31, 2018. No compensation expense related to these options was recognized during the three months ended March 31, 2018 (unaudited) as the closing of an initial public offering of the Company’s common stock was not considered probable for accounting purposes as of March 31, 2018 (unaudited).

During the year ended December 31, 2016 and the three months ended March 31, 2017 and 2018 (unaudited), the Company did not grant options to non-employees. During the year ended December 31, 2017, the Company granted to a non-employee options to purchase 1,476,953 shares of common stock. During the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited), the Company recorded stock-based compensation expense of $0.3 million and $0.2 million, respectively, related to options granted to the non-employee.

The following table summarizes the Company’s stock option activity since December 31, 2015 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
			(in years)
Outstanding as of December 31, 2015	—	$—	—	$—
Granted	1,165,532	$0.85

Outstanding as of December 31, 2016	1,165,532	$0.85	9.70	$—
Granted	23,653,211	$1.31
Forfeited	(569,300)	$1.27

Outstanding as of December 31, 2017	24,249,443	$1.29	9.79	$977
Granted	7,772,432	$1.50

Outstanding as of March 31, 2018 (unaudited)	32,021,875	$1.34	9.64	$5,099

Vested as of December 31, 2017	3,675,588	$1.27	9.72	$231
Vested and expected to vest as of December 31, 2017	24,249,443	$1.29	9.79	$977
Vested as of March 31, 2018 (unaudited)	5,386,827	$1.27	9.47	$1,232
Vested and expected to vest as of March 31, 2018 (unaudited)	32,021,875	$1.34	9.64	$5,099

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock for those options that had exercise prices lower than the fair value of the Company’s common stock.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average grant-date fair value per share of stock options granted was $0.48, $0.74 and $1.00 during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 (unaudited), respectively.

The total fair value of options vested during the year ended December 31, 2017 and the three months ended March 31, 2018 (unaudited) was $2.6 million and $1.4 million, respectively. There were no options that vested during the year ended December 31, 2016 and the three months ended March 31, 2017 (unaudited).

Stock Option Valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,		Three Months Ended March 31, 2018
	2016	2017
			(unaudited)
Risk-free interest rate	0.53%	2.15%	2.73%
Expected term (in years)	6.0	6.0	6.0
Expected volatility	62.0%	59.0%	74.7%
Expected dividend yield	0%	0%	0%

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to a non-employee:

Year Ended December 31, 2017
Risk-free interest rate	2.08%
Expected term (in years)	10.0
Expected volatility	60.9%
Expected dividend yield	0%

There were no stock options granted to non-employees during the year ended December 31, 2016 or the three months ended March 31, 2017 and 2018 (unaudited).

For determining the grant-date fair value of all stock options granted, the weighted average fair value of common stock was $0.85 per share, $1.31 per share and $1.50 per share during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 (unaudited), respectively.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Common Stock

On December 5, 2016, pursuant to the terms of the Reorganization (see Note 1), the holders of all outstanding common incentive units of RaNA LLC exchanged their 14,000,249 units on a one-for-0.7907 basis for 11,070,466 shares of restricted common stock of RaNA Therapeutics, Inc., with such ratio being necessary to reflect no change in the fair value of each respective equity instrument immediately before and after the exchange.

The shares of restricted common stock issued as a result of the Reorganization were not issued under the 2016 Plan and, therefore, if any such shares of unvested restricted common stock are forfeited, those shares will be legally retired and not available for future grants.

The following table summarizes the Company’s common incentive unit and restricted stock activity since December 31, 2015:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested common incentive units outstanding as of December 31, 2015	4,271,598	$0.10
Granted common incentive units	6,671,947	$0.19
Forfeited common incentive units	(63,248)	$0.16
Vested common incentive units	(3,821,176)	$0.13
Exchange of unvested common incentive units as part of the Reorganization	(7,059,121)	$0.17
Issuance of unvested restricted common stock as part of the Reorganization	5,581,884	$0.21
Vested restricted common stock	(98,923)	$0.16

Unvested restricted common stock outstanding as of December 31, 2016	5,482,961	$0.20
Forfeited restricted common stock	(558,785)	$0.20
Vested restricted common stock	(1,999,216)	$0.19

Unvested restricted common stock outstanding as of December 31, 2017	2,924,960	$0.20
Vested restricted common stock	(437,072)	$0.18

Unvested restricted common stock outstanding as of March 31, 2018 (unaudited)	2,487,888	$0.21

The total fair value of restricted common stock vested during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited) was $0.5 million, $0.4 million, $0.1 million and $0.1 million, respectively, which the Company recorded as stock-based compensation during those periods.

Stock-Based Compensation

Stock-based compensation expense was classified in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Research and development expenses	$132	$1,886	$26	$782
General and administrative expenses	554	1,794	75	601

	$686	$3,680	$101	$1,383

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), total unrecognized compensation cost related to the unvested stock-based awards was $1.7 million, $15.2 million and $15.4 million, respectively, which is expected to be recognized over weighted average periods of 3.0, 3.2 and 2.9 years, respectively.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes

2017 U.S. Tax Reform

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into United States law. The Tax Act includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from 34% to 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The enactment of the Tax Act resulted in the Company recording a net income tax benefit of $6.1 million in the year ended December 31, 2017. The $6.1 million net income tax benefit consisted of (i) the remeasurement of the deferred tax liabilities for the Company’s indefinite-lived intangible assets due to the tax rate reduction, which resulted in a corresponding income tax benefit of $3.7 million, and (ii) a reduction in the valuation allowance for deferred tax assets related to deductible temporary differences that will generate unlimited net operating loss carryforwards when they reverse in future periods, which resulted in a corresponding income tax benefit of $2.4 million.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Act. The Company is still in the process of analyzing the impact to the Company of the Tax Act and its analysis is not yet complete. Where the Company has been able to make reasonable estimates of the effects related to the Tax Act, the Company has recorded provisional amounts.

All of the Company’s recorded income tax benefits and provisions related to the Tax Act are provisional. The provisional amounts recorded by the Company are based on guidance, interpretations and other information available as of March 30, 2018 and May 18, 2018. The impact of the changes in U.S. tax law may be refined as further guidance, interpretations or information becomes available or upon completion by the Company of its evaluation of the impact of the changes in U.S. tax law. Provisional amounts will be finalized no later than the fourth quarter of 2018, which is one year from when the Tax Act was signed into law. The ultimate impact to the Company’s consolidated financial statements of the Tax Act may differ from the provisional amounts. No adjustments to the provisional amounts recorded as of December 31, 2017 were recorded during the three months ended March 31, 2018 (unaudited).

Income Taxes

During the year ended December 31, 2016, the Company recorded no income tax benefits for the net operating losses incurred and research and development tax credits generated during the year, due to its uncertainty of realizing a benefit from those items.

During the year ended December 31, 2017, the Company recognized an income tax benefit of $12.5 million, consisting of (i) a $6.4 million benefit due to a reduction of the same amount in the deferred tax liabilities recorded as part of the Company’s acquisition of the MRT Program (see Note 3) and (ii) a $6.1 million benefit resulting from the impact of the Tax Act. The reduction in the deferred tax liabilities during the year ended December 31, 2017 resulted from an increase in 2017 in the tax basis of the indefinite-lived IPR&D recorded in the acquisition.

During the three months ended March 31, 2017 and 2018 (unaudited), the Company recognized an income tax benefit of $0.9 million and $1.1 million, respectively. The $0.9 million income tax benefit recognized during the three months ended March 31, 2017 (unaudited) was due to a reduction of the same amount in the deferred tax liabilities recorded as part of the Company’s acquisition of the MRT Program (see Note 3). The $1.1 million

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

income tax benefit recognized during the three months ended March 31, 2018 (unaudited) resulted from a reduction in the deferred tax liabilities recorded as part of the Company’s acquisition of the MRT Program as well as deferred tax assets recorded for net operating losses generated in 2018 that have an unlimited carryforward period. Under the Tax Act, net operating losses generated in 2018 and years thereafter can be carried forward indefinitely. As a result, the deferred tax liabilities associated with the Company’s indefinite-lived intangible assets may be used as a source of income to support the realization of the federal tax benefit of our indefinite-lived net operating losses generated in 2018. The reduction in the deferred tax liabilities during the three months ended March 31, 2017 and 2018 (unaudited) resulted from an increase in the tax basis of the indefinite-lived IPR&D recorded in the acquisition.

All of the Company’s operating losses since inception have been generated in the United States.

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2016	2017
U.S. federal statutory income tax rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(4.6)	(5.4)
Research and development tax credits and orphan drug credit	(2.7)	(4.2)
Acquisition costs	3.2	—
Stock-based compensation	—	1.5
Other permanent differences	0.7	0.4
Remeasurement of deferred taxes due to the Tax Act	—	15.9
Change in deferred tax asset valuation allowance	37.4	10.0

Effective income tax rate	0.0%	(15.8)%

Components of the Company’s deferred tax assets and liabilities as of December 31, 2016 and 2017 were as follows (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$25,933	$32,524
Research and development tax credit and orphan drug credit carryforwards	2,485	6,372
Depreciation and amortization	2,945	2,025
Accrued expenses and other	366	1,090

Total deferred tax assets	31,729	42,011

Deferred tax liabilities:
Indefinite-lived intangible assets	(18,520)	(8,445)

Total deferred tax liabilities	(18,520)	(8,445)

Valuation allowance	(31,729)	(39,605)

Net deferred tax liabilities	$(18,520)	$(6,039)

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2017, the Company had federal and state net operating loss carryforwards of $124.0 million and $102.5 million, respectively, which begin to expire in 2031. As of December 31, 2017, the Company had federal and state research and development tax credits carryforwards of $3.2 million and $1.3 million, respectively, which begin to expire in 2032 and 2027, respectively, and orphan drug tax credit carryforwards of $2.0 million, which begin to expire in 2037. During the three months ended March 31, 2018 (unaudited), gross deferred tax assets, before valuation allowance, increased by approximately $6.8 million due to the operating losses incurred by the Company during the period.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation on the use of net operating loss carryforwards is known, no amounts are being presented as an uncertain tax position.

In addition, the Company has not conducted a study of its research and development tax credit carryforwards. This study may result in an adjustment to the Company’s research and development tax credit carryforwards. Until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize all of the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the deferred tax assets as of December 31, 2016. As of December 31, 2017 and March 31, 2018 (unaudited), a full valuation allowance has been established against the deferred tax assets, with the exception of $2.4 million and $2.3 million, respectively, of deferred tax assets related to deductible temporary differences that will generate unlimited net operating loss carryforwards when they reverse in future periods. Management reevaluates the positive and negative evidence at each reporting period.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2016 and 2017 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2016 and 2017, and the impact of the Tax Act in 2017, and were as follows (in thousands):

	Year Ended December 31,
	2016	2017
Valuation allowance at beginning of year	$(20,449)	$(31,729)
Decreases recorded as benefit to income tax provision	—	18,628
Increases recorded to income tax provision	(9,972)	(26,504)
Increases recorded in purchase accounting	(1,308)	—

Valuation allowance at end of year	$(31,729)	$(39,605)

In the year ended December 31, 2017, the decrease in the valuation allowance of $18.6 million consisted of (i) a $16.2 million decrease to offset the corresponding decrease in deferred tax assets remeasured at the lower federal income tax rate and (ii) a $2.4 million decrease due to deductible temporary differences that will generate unlimited net operating loss carryforwards when they reverse in future periods, both of which resulted from the enactment of the Tax Act.

During the year ended December 31, 2016, in its assessment of the realizability of deferred tax assets, the Company concluded that the deferred tax liabilities of $18.5 million for indefinite-lived IPR&D recorded as part of the acquisition of the MRT Program in December 2016 (see Note 3) could not be considered a source of future taxable income because the reversal of the deferred tax liabilities could not be assumed to occur. As a result, the Company did not use the established deferred tax liabilities to reduce the valuation allowance recorded for its pre-acquisition deferred tax assets.

During the year ended December 31, 2017, in its assessment of the realizability of deferred tax assets, the Company concluded that $2.4 million of the $8.4 million of deferred tax liabilities recorded for indefinite-lived IPR&D as of December 31, 2017 could be considered a source of future taxable income for the realization of deferred tax assets. As a result, the Company did not use $6.0 million of the established deferred tax liabilities to reduce the valuation allowance recorded as of December 31, 2017 because the reversal of that portion of the deferred tax liabilities could not be assumed to occur.

The Company had not recorded any amounts for unrecognized tax benefits as of December 31, 2016 and 2017 and March 31, 2018 (unaudited). The Company files income tax returns in the U.S. and Massachusetts. The federal and state returns are generally subject to tax examinations for the tax years ended December 31, 2013 to the present. There are currently no pending tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service and state tax authorities to the extent utilized in a future or prior period. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Net Loss per Share and Unaudited Pro Forma Net Loss per Share

Net Loss per Share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Numerator:
Net loss	$(26,698)	$(66,443)	$(13,954)	$(21,209)
Accretion of redeemable convertible preferred units and stock to redemption value	(671)	(719)	(167)	(185)

Net loss attributable to common stockholders	$(27,369)	$(67,162)	$(14,121)	$(21,394)

Denominator:
Weighted average common shares outstanding—basic and diluted	8,389,025	43,089,525	42,150,209	50,509,112

Net loss per share attributable to common stockholders—basic and diluted	$(3.26)	$(1.56)	$(0.34)	$(0.42)

The Company excluded 7,179,381 common incentive units, presented on a weighted average basis, from the calculation of basic net loss per share attributable to common stockholders for the year ended December 31, 2016, because those units had not vested. The Company excluded 4,073,289 shares, 5,245,775 shares and 2,728,447 shares of restricted common stock, presented on a weighted average basis, from the calculations of basic net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively, because those shares had not vested.

The Company’s potentially dilutive securities, which include stock options, unvested restricted common stock and redeemable convertible preferred stock, have been excluded from the computation of diluted net loss per share attributable to common stockholders as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Three Months Ended March 31,
	2016	2017	2017	2018
			(unaudited)
Options to purchase common stock	1,165,532	24,249,443	1,165,532	32,021,875
Unvested restricted common stock	5,482,961	2,924,960	4,960,369	2,487,888
Redeemable convertible preferred stock (as converted to common stock)	121,085,582	142,288,292	121,085,582	142,288,292

	127,734,075	169,462,695	127,211,483	176,798,055

In addition to the potentially dilutive securities noted above, as of December 31, 2016 and 2017 and March 31, 2017 and 2018 (unaudited), the Company was obligated to issue common stock to Shire upon the

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

occurrence of specified events (see Note 3). Because the necessary conditions for issuance of the shares had not been met as of December 31, 2016 or 2017 or March 31, 2017 and 2018 (unaudited), the Company excluded these shares from the table above and from the calculations of diluted net loss per share for the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited).

Unaudited Pro Forma Net Loss per Share

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 have been prepared to give effect to adjustments arising upon the closing of a qualified IPO. Unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of the accretion of Preferred Stock to redemption value because the calculation gives effect to the automatic conversion of all shares of Preferred Stock outstanding as of March 31, 2018 into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the Preferred Stock.

Unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculations of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and three months ended March 31, 2018 have been prepared to give effect, upon a qualified IPO, to (i) the automatic conversion of all outstanding shares of Preferred Stock into shares of common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the Preferred Stock and (ii) the issuance of              shares of common stock to Shire in satisfaction of contractual obligations, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31, 2017		Three Months Ended March 31, 2018
	(unaudited)
Numerator:
Net loss attributable to common stockholders		$(67,162)		$(21,394)
Accretion of redeemable convertible preferred stock to redemption value		719		185

Pro forma net loss attributable to common stockholders		$(66,443)		$(21,209)

Denominator:
Weighted average common shares outstanding—basic and diluted		43,089,525		50,509,112
Pro forma adjustment to reflect the automatic conversion of redeemable convertible preferred stock into common stock upon the closing of the proposed initial public offering		121,753,677		142,288,292
Pro forma adjustment to reflect the issuance of common stock to Shire upon the closing of the proposed initial public offering

Pro forma weighted average common shares outstanding—basic and diluted

Pro forma net loss per share attributable to common stockholders—basic and diluted	$		$

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies

Lease Commitments

The Company leases office, laboratory and other space under operating leases that expire between April 2018 and April 2028. The Company recognizes rent expense on a straight-line basis over the respective lease period and has recorded deferred rent for rent expense incurred but not yet paid. The Company recorded rent expense of $1.9 million, $3.1 million, $0.5 million and $0.9 million during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively.

In May 2015, the Company entered into an operating lease for office and laboratory space in Cambridge, Massachusetts, which was due to expire in May 2022. In connection with entering into this lease agreement, the Company issued a letter of credit collateralized by cash deposits totaling $1.0 million, which was reduced to $0.7 million in December 2017. These cash deposits are classified as restricted cash on the consolidated balance sheets. In September 2017, the Company and the lessor agreed to early terminate the lease as of April 2018 and the Company was relieved of its obligation to pay the remaining lease payments through the expiration date of the original lease. The Company vacated the leased space in April 2018.

Pursuant to the Shire Agreement (see Note 3), in December 2016, the Company assumed an operating lease, due to expire in May 2018, for office and laboratory space in Lexington, Massachusetts. Monthly lease payments of less than $0.1 million due under the lease include base rent and ancillary charges. In January 2017, in connection with this lease agreement, the Company issued two letters of credit collateralized by cash deposits totaling $0.3 million, which are classified as restricted cash on the consolidated balance sheets. In November 2017, the lease was amended pursuant to which (i) the lease was extended by 12 months, commencing in June 2018 and expiring in May 2019, and (ii) the landlord was granted the option, at its sole discretion, to terminate the lease upon 90 days’ notice, provided that the expiration date will be no earlier than November 30, 2018.

In June 2017, the Company entered into an operating lease for office and laboratory space at a second location in Lexington, Massachusetts. Monthly lease payments include base rent charges of $0.2 million, which are subject to a 3% annual increase each year. The lease expires in April 2028. In June 2017, in connection with this lease agreement, the Company issued a letter of credit collateralized by cash deposits of $1.0 million, which are classified as restricted cash on the consolidated balance sheets as of December 31, 2017 and March 31, 2018 (unaudited).

The following table summarizes the future minimum lease payments due under the Company’s operating leases as of December 31, 2017 (in thousands):

Year Ending December 31,
2018	$2,697
2019	2,689
2020	2,610
2021	2,688
2022	2,769
2023 and thereafter	15,948

$29,401

Research, Supply and License Agreements

Pursuant to the Shire Agreement (see Note 3), in December 2016, the Company was assigned and assumed several contracts related to the MRT Program. The material agreements that were assigned to and assumed by the Company in connection with the acquisition are described below.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Roche Master Supply Agreement

The Company is a party to a master supply agreement with Roche Diagnostics Corporation (“Roche”) pursuant to which Roche will custom manufacture certain products for the Company. The agreement requires the Company to purchase from Roche specified manufactured products and the related raw materials in an amount equal to the greater of (i) quantities of raw materials in the Company’s annual forecast to be purchased or (ii) 80% of the Company’s demand for products as the same or similar type. In June 2017, the Company exercised its option under the agreement to extend the agreement through December 31, 2024. As of December 31, 2017 and March 31, 2018 (unaudited), the Company’s purchase commitments under the agreement totaled $8.8 million and $8.0 million, respectively, with $1.3 million committed as payments in each year from 2018 to 2024. Research and development expenses related to this agreement totaled $0, $1.8 million, $0.1 million and $0.8 million during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively.

MIT Research Agreement

The Company is a party to a research agreement with the Massachusetts Institute of Technology (“MIT”) pursuant to which the Company is obligated to reimburse MIT in an amount up to $3.1 million for specified direct and indirect costs incurred through October 2019 in specified research activities conducted for the Company. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had paid MIT $0, $1.0 million and $1.3 million, respectively, of the total committed amount. As of December 31, 2017 and March 31, 2018 (unaudited), the Company’s research commitments under the agreement totaled $1.9 million and $1.6 million, respectively, with $1.2 million committed in 2018 and $0.7 million committed in 2019. Research and development expenses related to this agreement totaled $0, $1.2 million, $0.4 million and $0.3 million during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), amounts payable by the Company under the agreement totaled $0, $0.2 million and $0.2 million, respectively.

As amended, the agreement expires in October 2019 and may be extended thereafter by mutual agreement of the parties.

MIT Exclusive Patent License Agreement

The Company is a party to an exclusive patent license agreement with MIT pursuant to which the Company received an exclusive license under the licensed patent rights to develop, manufacture and commercialize any product containing both (i) any RNA sequences, including mRNA, that encode a protein or peptide suitable for human therapeutic use which may include operably linked non-coding sequences that facilitate translation of the coding portion of such RNA sequence, but such non-coding sequences do not include nucleic acids that function through an RNA interface mechanism or transcriptional activation mechanism (the “coding RNA component”), and (ii) products covered by the licensed patent rights (the “lipid products”). A product containing both a coding RNA component and a lipid product is referred to as a “licensed product.” Under the licensed patent rights, the Company is permitted to develop, manufacture and commercialize the licensed products for the delivery of coding RNA components to treat disease in humans.

The Company has the right to grant sublicenses under this license. The patent rights licensed to the Company by MIT include claims that cover the Company’s customized lipid-based nanoparticles used for delivery of coding RNA components in its MRT platform and MRT5201.

Under the license agreement, the Company is obligated to make annual license maintenance payments to MIT, payable on January 1 of each calendar year, of up to $0.2 million, which may be credited against royalties

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

subsequently due on net sales of licensed products earned in the same calendar year. During the year ended December 31, 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company paid annual license maintenance fees of $0.1 million, $0.1 million and $0.1 million, respectively, to MIT.

The Company is also obligated to make milestone payments to MIT aggregating up to $1.375 million upon the achievement of specified clinical and regulatory milestones with respect to each licensed product and $1.250 million upon the Company’s first commercial sale of each licensed product, and to pay royalties of a low single-digit percentage to MIT based on the Company’s, and any of its affiliates and sublicensees, net sales of licensed products. The royalties are payable on a product-by-product and country-by-country basis, and may be reduced in specified circumstances. The Company’s obligation to make royalty payments extends with respect to a licensed product in a country until the expiration of the last-to-expire patent or patent application licensed from MIT covering the licensed product in the country. In addition, with respect to income that the Company receives from sublicensees, the Company is obligated to pay MIT a low double-digit percentage of the portion of such income that the Company ascribes to the licensed patents, excluding royalties on net sales and research support payments.

The agreement obligates the Company to use commercially reasonable efforts and expend a minimum amount of resources each year to develop licensed products in accordance with a development plan, and a development milestone timetable specified in the agreement; to use commercially reasonable efforts to commercialize licensed products; and upon commercialization, to make the licensed products reasonably available to the public.

MIT has the right to terminate the agreement if the Company fails to pay amounts when due or otherwise materially breaches the agreement and fails to cure such nonpayment or breach within specified cure periods or in the event the Company ceases to carry on its business related to the agreement. In the event of a termination due to the Company’s breach caused by a due diligence failure of a licensed product, but where the Company has fulfilled its obligations with respect to a different licensed product, MIT may not terminate the agreement with respect to the different licensed product. MIT may immediately terminate the agreement if the Company or any of its affiliates brings specified patent challenges against MIT or assists others in bringing a patent challenge against MIT. The Company has the right to terminate the agreement for its convenience at any time on three months’ prior written notice to MIT and payment of all amounts due to MIT through the date of termination.

The Company’s patent rights, and the rights of its affiliates and sublicensees, in specified licensed products may also terminate, if, after November 1, 2018, the Company, its affiliates or MIT receives a request from a third party to develop such licensed product for which the Company is unable to, within nine months of receiving notice of any such request, either demonstrate that the Company has initiated a fully funded project for the commercial development of such licensed product, and provide a business plan with acceptable milestones; demonstrate that the licensed product proposed by such third party would be competitive with a licensed product for which the Company has initiated a fully funded project; or enter into a sublicense agreement with such third party on commercially reasonable terms, and, in each case, MIT, in its sole discretion, grants a license to such third party for the specified patent rights.

Research and development expenses related to this agreement totaled $0, $0.1 million, $0.1 million and $41,667 during the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), respectively. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), no liabilities related to this agreement were recorded by the Company.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to,

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2016 and 2017 and March 31, 2018 (unaudited).

Legal Proceedings

The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.

13. Related Party Transactions

Consulting Agreement with Daniel S. Lynch

In 2012, the Company entered into a consulting agreement with Daniel S. Lynch, the chairman of the Company’s board of directors, for the provision of consulting, advisory and related services. Pursuant to the consulting agreement, as amended through March 2015, Mr. Lynch is entitled to base compensation of $100,000 per year and is eligible to receive an annual performance bonus of up to 25% of his base compensation. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded general and administrative expenses of $0.2 million, $0.1 million, $31,250 and $31,250, respectively, related to this agreement. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company paid Mr. Lynch $0.1 million, $0.1 million, $48,750 and $25,000, respectively, in connection with his services provided under the agreement. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), amounts due under this agreement totaled $25,000, $20,000 and $26,250, respectively, which were included in accrued expenses on the consolidated balance sheets.

As additional compensation for services provided under the consulting agreement, during the year ended December 31, 2016, the Company granted to Mr. Lynch 1,439,908 common incentive units, which are fully vested. The common incentive units had a grant-date fair value of $0.19 per unit and an aggregate fair value of $0.3 million. On December 5, 2016, in connection with the Reorganization (see Note 1), Mr. Lynch exchanged his 2,261,064 common incentive units then outstanding for 1,787,899 shares of restricted common stock. During the year ended December 31, 2017, the Company granted to Mr. Lynch stock options to purchase 473,165 shares of common stock, at an exercise price of $1.33 per share, which vest monthly over a four-year period. The stock options had a grant-date fair value of $0.73 per share and an aggregate fair value of $0.3 million.

Transition Services Agreement with Shire

In connection with the entering into the Shire Agreement (see Note 3), the Company and Shire entered into a transition services agreement (the “Transition Agreement”) pursuant to which Shire provided certain transition services, such as information technology, finance, legal, facilities-related and regulatory, for nine months following the acquisition of the MRT Program. During the year ended December 31, 2017, the Company recorded general and administrative expenses of $0.1 million and paid Shire $0.1 million for the services provided under the Transition Agreement, which expired in September 2017.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Costs Associated with Restructuring

In June 2017, the Company implemented a reorganization of its operations, which reduced its workforce by 17 positions in connection with a strategic realignment of resources aimed at better supporting the advancement of its MRT platform. The benefits provided to the employees as part of this reorganization were determined to be involuntary termination benefits provided under the terms of a one-time benefit arrangement pursuant to which employees were not required to provide future services to the Company. During the year ended December 31, 2017, the Company recorded employee severance charges of $0.5 million related to this restructuring, which were included in research and development expenses in the consolidated statements of operations.

Changes in accrued restructuring costs were as follows (in thousands):

Balance at December 31, 2016	$—
Charges	473
Payments	(473)

Balance at December 31, 2017	$—

15. Benefit Plans

The Company has established a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company contributed $0.2 million, $0.2 million, $0.1 million and $0.1 million, respectively, to the plan.

16. Subsequent Events

For its consolidated financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through March 30, 2018, the date on which those financial statements were issued.

Grant of Stock Options

On March 7, 2018, the Company granted performance-based options for the purchase of an aggregate of 6,657,350 shares of common stock, at an exercise price of $1.50 per share, to employees and directors as compensation for future services to the Company. The options vest over a term of four years, subject to the closing of an initial public offering of the Company’s common stock occurring prior to December 31, 2018. On that same date, the Company also granted options without performance-based vesting conditions for the purchase of an aggregate of 1,115,082 shares of common stock, at an exercise price of $1.50 per share, to employees and directors. The options vest over a term of four years.

17. Subsequent Events (Unaudited)

For its interim consolidated financial statements as of March 31, 2018 and for the three months then ended, the Company evaluated subsequent events through May 18, 2018, the date on which those financial statements were issued.

TRANSLATE BIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Separation Agreement

In April 2018, Thomas McCauley, Ph.D. resigned from his position as Chief Scientific Officer of the Company. In connection with his resignation, the Company entered into a separation agreement with Dr. McCauley pursuant to which (i) Dr. McCauley became entitled to receive severance payments of $0.3 million over a period of nine months, (ii) vesting of options for the purchase of 404,838 shares of common stock held by Dr. McCauley was accelerated, with no change to the exercise price of such options, and (iii) stock options for the purchase of 1,135,294 shares of common stock remaining held by Dr. McCauley will be exercisable for one year following his resignation. The Company has not yet determined the accounting for this stock option modification and the severance payments.

INDEPENDENT AUDITOR’S REPORT

To the Board of

Shire Pharmaceutical Holdings Ireland Limited

We have audited the accompanying abbreviated financial statements of the Messenger RNA Technology program of Shire pic (the “Program”), which comprise the statements of assets acquired and liabilities assumed as of December 22, 2016 and December 31, 2015, and the related statements of grant income and direct expenses for the period ended December 22, 2016 and each of the fiscal years ended December 31, 2015 and December 31, 2014, and the related notes to the abbreviated financial statements.

Management’s Responsibility for the Abbreviated Financial Statements

Management is responsible for the preparation and fair presentation of the abbreviated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the abbreviated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these abbreviated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the abbreviated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the abbreviated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the abbreviated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Program’s preparation and fair presentation of the abbreviated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the abbreviated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the abbreviated financial statements referred to above present fairly, in all material respects, the assets acquired and liabilities assumed of the Messenger RNA Technology program of Shire pic, as of December 22, 2016 and December 31, 2015 and its grant income and direct expenses for the period ended December 22, 2016 and each of the fiscal years ended December 31, 2015 and December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying abbreviated financial statements were prepared to present the assets acquired and liabilities assumed and grant income and direct expenses of the Program as described in Note 2. These abbreviated financial statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Program. Our opinion is not modified with respect to this matter.

/s/ Deloitte LLP

London, United Kingdom

August 3, 2017

MESSENGER RNA TECHNOLOGY

ABBREVIATED STATEMENTS OF ASSETS ACQUIRED AND LIABILITIES ASSUMED

December 22, 2016 and December 31, 2015

(dollars in thousands)	December 22, 2016	December 31, 2015
Property, plant and equipment, net	$3,999.9	$4,257.7
Prepaid expenses	209.2	32.4
Other receivable	—	1,012.5

Total assets acquired	4,209.1	5,302.6
Accrued outsourcing fees	3,241.2	4,135.9
Other accrued expenses	332.1	284.7
Accounts payable	1,105.0	1,614.9
Lease incentive liability, net	225.0	371.3

Total liabilities assumed	4,903.3	6,406.8

Total assets acquired less liabilities assumed	$(694.2)	$(1,104.2)

The accompanying notes are an integral part of these abbreviated financial statements.

MESSENGER RNA TECHNOLOGY

ABBREVIATED STATEMENTS OF GRANT INCOME AND DIRECT EXPENSES

For the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 31, 2014

(dollars in thousands)	Period Ended December 22, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Grant income	$—	$6,000.0	$—

Direct expenses:
Research and development	31,983.4	35,373.7	22,715.0
General and administrative	315.3	289.8	295.8

Total direct expenses	32,298.7	35,663.5	23,010.8

Grant income less direct expenses	$(32,298.7)	$(29,663.5)	$(23,010.8)

The accompanying notes are an integral part of these abbreviated financial statements.

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

1.	Background

Shire

Shire plc (“Shire”), a Jersey (Channel Islands) corporation is a global biotechnology company focused on serving people with rare diseases and other highly specialized conditions across core therapeutic areas including Hematology, Genetic Diseases, Neuroscience, Immunology, Internal Medicine, Ophthalmology and Oncology.

Translate

Translate Bio, Inc. (“Translate” and the “Buyer”), formerly known as RaNA Therapeutics, Inc., is a biotechnology company committed to the development of next generation RNA-targeted medicines. Translate’s mission is to improve the lives of people suffering from serious life-altering diseases by creating precision medicines that can change the course of their condition. Translate’s technology has broad therapeutic potential to treat a wide range of diseases, including rare genetic disorders.

MRT Platform

The Messenger RNA Technology (“MRT”) is a new technology for administering messenger RNA to patients, by which one can cause the production of specific proteins in the body with potential applications for programs in cystic fibrosis and urea cycle disorders. Shire was engaged in developing the MRT platform through 2016. The team working on MRT consisted of up to 15 people through the years in which Shire developed the technology.

MRT Transaction

On December 22, 2016, Shire sold the U.S. license rights to the MRT line of pharmaceutical development program as well as certain related assets (the “Program”) to Translate in exchange for equity in Translate, along with contingent consideration based on achievement of milestones and royalties. The acquisition results in a comprehensive RNA-based therapeutic approach.

Pursuant to the transaction, Translate acquired Shire’s MRT technology, intellectual property, know-how, lab equipment used for the MRT program and employees focused on MRT. As part of the transaction, Translate hired employees from Shire who worked on MRT and assumed Shire’s Ledgemont Research Center (128 Spring Street, Lexington, MA) operating lease.

2.	Basis of Presentation

The accompanying Statements of Assets Acquired and Liabilities Assumed of the Messenger RNA Technology as of December 22, 2016 and December 31, 2015 and the related Statements of Grant Income and Direct Expenses for the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 31, 2014 (collectively, the “Abbreviated Financial Statements”) have been prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission (“SEC”) for inclusion in a Registration Statement on Form S-1 to be filed by Translate and are not intended to be a complete presentation of the Program’s assets and liabilities nor of its revenues and expenses.

These Abbreviated Statements of Assets Acquired and Liabilities Assumed as of December 22, 2016 and December 31, 2015 and the related Abbreviated Statements of Grant Income and Direct Expenses for the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 31, 2014 are derived from the historical books and records of Shire and certain of its affiliates and only present the assets

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

acquired and liabilities assumed and the grant income and direct expenses, including certain allocated expenses, of the Program. The Buyer assumed the remaining term of Shire’s Ledgemont Research Center (128 Spring Street, Lexington, MA) operating lease with the acquisition of the Program.

It is impracticable to prepare complete financial statements related to the Program as it was not a separate legal entity of Shire and was never operated as a stand-alone business, division or subsidiary. Shire has never prepared full stand-alone or full carve-out financial statements for the Program and has never maintained the distinct and separate accounts necessary to prepare such financial statements.

These Abbreviated Financial Statements have been prepared to reflect the assets acquired and liabilities assumed by the Buyer in accordance with a waiver obtained by the Buyer from the SEC which includes all costs directly associated with development efforts, including a reasonable allocation of expenses, and excludes costs not directly involved in development efforts, such as corporate overhead, interest and income tax. Therefore, these Abbreviated Financial Statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of the Program in conformity with accounting principles generally accepted in the United States of America.

The operations of the Program rely, to varying degrees, on Shire and certain of its affiliates (which are related parties to the MRT program) for marketing, sales order processing, billing, collection, procurement, customer service, warehousing, information technology, insurance, human resources, accounting, regulatory, treasury and legal support, and these expenses have been allocated in these Abbreviated Statements of Grant Income and Direct Expenses. These Abbreviated Financial Statements are not indicative of the financial condition or results of operations of the acquired Program on a stand-alone basis because of the reliance of the Program on Shire and certain of its affiliates.

These Abbreviated Statements of Assets Acquired and Liabilities Assumed include property, plant and equipment, prepaid expenses, accounts payable and accrued expenses.

The operations of the Program are included in the consolidated federal income tax return of Shire, to the extent appropriate, and are included in the foreign, state and local returns of certain other affiliates of the Company. A provision for income taxes has not been presented in these Abbreviated Financial Statements as the Program has not operated as a stand-alone unit and no allocation of income tax provision/benefit has been made to the Program.

During the period ended December 22, 2016, and fiscal years ended December 31, 2015 and December 31, 2014, the Program’s financing requirements were provided by Shire, and cash generated by the Program was swept to Shire. As the Program has historically been managed as part of the operations of Shire and certain of its affiliates and has not been operated as a stand-alone entity, it is not practical to prepare historical cash flow information regarding the Program’s operating, investing, and financing cash flows. As such, statements of cash flows were not prepared for the Program.

3.	Allocation of Certain Costs and Expenses

Certain costs and expenses presented in these Abbreviated Financial Statements have been allocated by Shire and certain of its affiliates to the Program based on a specific identification basis depending on the nature of the services rendered. Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs that would have been incurred if the Program had been operated on a stand-alone basis for the periods presented.

These Abbreviated Financial Statements reflect a consistent application of methodology each reporting period presented. Allocations of Shire corporate overhead unrelated to the operations of the Program have been excluded from these Abbreviated Financial Statements.

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

General and administrative costs include allocated expenses primarily related to compensation for employees, outside services and shared services incurred.

Costs incurred by Shire related to the divestiture of the Program have not been included in these Abbreviated Financial Statements. These costs include employee related costs, audit fees and other costs solely related to the divestiture of the Program.

4.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Abbreviated Financial Statements include the results allocated to the Program from Shire and certain of its affiliates. Intercompany accounts and transactions are eliminated.

Use of Estimates

The preparation of these Abbreviated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported. The estimates and associated assumptions are based on historical experience, complex judgments and various other factors that are believed to be reasonable under the circumstances but are inherently uncertain and unpredictable. These estimates and underlying assumptions can impact all elements of these Abbreviated Financial Statements. Actual results may differ from these estimates. Also, as discussed in Note 3 Allocation of Certain Costs and Expenses, these Abbreviated Financial Statements include allocations and estimates that are not necessarily indicative of the amounts that would have resulted if the Program had been operated as a stand-alone entity.

Property, Plant, and Equipment and Depreciation

Property, plant and equipment are carried at cost, net of accumulated depreciation and impairment losses. Property, plant and equipment are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For the period ended December 22, 2016 and the fiscal years ended December 31, 2015 and December 31, 2014 no impairment loss was recognized. The cost of normal, recurring, or periodic repairs and maintenance activities related to property, plant and equipment are expensed as incurred. The cost for planned major maintenance activities, including the related acquisition or construction of assets, is capitalized if the repair will result in future economic benefits.

Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives as follows:

Asset category	Estimated useful lives
Buildings and leasehold improvements	Lesser of lease term or useful life
Office furniture, fittings and equipment	3-7 years
Machinery, equipment and other	7 years
Assets under construction	Not depreciated

Depreciation expense is recorded within Research and development expense in the Abbreviated Statements of Grant Income and Direct Expenses.

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

Grant Income

The Program recognizes income from charitable grants from Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”). Grant income is recognized in the period when related research expenses are incurred. Grant income is determined based on contract terms defined as 50% of eligible expenses not to exceed $6 million for the initial phase and $9 million for the second phase. During 2015, the Program recorded $6 million as Grant income.

Research and Development

Research and development expenses consist of expenses incurred in performing research and development activities, which include compensation and benefits, facilities and overhead expenses, clinical trial expenses and fees paid to contract research organizations (“CROs”), clinical supply and manufacturing expenses.

Research and development expenses are expensed as incurred. Payments that were made for research and development services prior to the services being rendered are recorded as prepaid expenses on the Statements of Assets Acquired and Liabilities Assumed and are expensed as the services are provided.

Benefit Plans/Stock Based Compensation

Certain eligible employees of the Program have been awarded stock-settled share appreciation rights (“SARs”), stock options, performance share awards (“PSAs”) or restricted stock units (“RSUs”) under Shire’s share-based compensation programs. Share-based compensation cost for awards classified as equity at the grant date are based on the estimated fair value of the award. Predominantly all of the awards have service conditions and the fair values of these awards are estimated using a Black-Scholes valuation model. The fair value related to these awards is expensed on a straight-line basis (net of estimated forfeitures) over the employee’s requisite service period. The share-based compensation expense is recorded in research and development (“R&D”) and general and administrative (“G&A”) in the Statements of Grant Income and Direct Expenses based on the employees’ respective functions. Share-based compensation expense allocated to the Program was $226.6 thousand, $174.0 thousand and $88.2 thousand for the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 31, 2014, respectively. Certain eligible employees of the Program also participated in various other Parent benefit plans, as described in Note 7 Retirement Benefits.

Legal Contingencies

From time to time, the Program is involved in various lawsuits and claims regarding product liability, intellectual property, governmental investigations and other legal proceedings related to the Program’ activities. The Program had insurance that was customary for an organization of this type. All liabilities arising out of or relating to legal proceedings and product liability claims relating to products sold prior to transaction closing will be retained by Shire. Management is not aware of any existing matters that would have a material adverse effect on the Program as of the date of these Abbreviated Financial Statements. See Note 9 Commitments and Contingencies for further information regarding legal proceedings.

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new accounting guidance will require the recognition of all lease assets and lease liabilities by lessees and sets forth new disclosure

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

requirements for those lease assets and liabilities. The standard requires lessees to recognize right-of-use assets and lease liabilities on the balance sheet using a modified retrospective approach at the beginning of the earliest comparative period in the financial statements. MRT is currently evaluating the potential impact on its financial position and results of operations of adopting this guidance.

5.	Property, Plant and Equipment, Net

(dollars in thousands)	December 22, 2016	December 31, 2015
Buildings and leasehold improvements	$3,510.1	$3,234.2
Office furniture, fittings and equipment	353.0	353
Machinery, equipment and other	3,191.4	1,969.2
Assets under construction	—	388.5

Total property, plant and equipment	7,054.5	5,944.9
Less: Accumulated depreciation	(3,054.6)	(1,687.2)

Property, plant and equipment, net	$3,999.9	$4,257.7

Depreciation expense incurred related to the Property, plant and equipment acquired was $1,342.9 thousand, $1,103.9 thousand and $446.4 thousand for the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 2014, respectively.

6.	Grant Income

On December 8, 2014, Shire entered into an agreement with CFFT under which 50% of eligible MRT expenses, up to $6 million for the initial phase and $9 million for the second phase, would be covered by a CFFT grant. In exchange, MRT was liable for certain milestone payments and royalties related to sales of potential product developed through MRT research funded by the CFFT grant. MRT completed the initial phase and recognized $6 million as Grant income in 2015. $1,012.5 thousand of that amount was received in 2016 and is recorded as Other receivable on the Abbreviated Statements of Assets Acquired and Liabilities Assumed as of December 31, 2015.

As the second phase of the project was unsuccessful, in May 2016, MRT provided a notice to CFFT of the failure and will not owe any future payments/royalties to CFFT. Translate did not assume the CFFT grant agreement as part of the MRT transaction.

7.	Retirement Benefits

These Abbreviated Statements of Grant Income and Direct Expenses include contributions to defined contribution retirement plans that together cover substantially all employees. The level of the Program’s contribution is fixed at a set percentage of each employee’s pay.

Expenses associated with pension and other benefit plans have been allocated to the Program using the methodologies described in Note 3, Allocation of Certain Costs and Expenses. For the period ended December 22, 2016 and fiscal years ended December 31, 2015 and December 2014, $168.5 thousand, $161.9 thousand and $111.4 thousand, respectively, are included within these Abbreviated Statements of Grant Income and Direct Expenses.

8.	Related Parties

The Program has various relationships with Shire and its subsidiaries, whereby they provide services to the Program. For each of the periods presented, the Program’s operations were integrated with Shire based on a

MESSENGER RNA TECHNOLOGY

NOTES TO ABBREVIATED FINANCIAL STATEMENTS

shared services concept, including executive services, finance, information technology, treasury, human resources, corporate governance and operational shared services. Shire charges the Program for these services based on direct and indirect costs. When specific identification is not practicable, a proportional cost allocation method is used (primarily net product revenues or headcount), depending on the nature of the services received.

9.	Commitments and Contingencies

Operating Lease

In connection with the MRT acquisition, Shire assigned to Translate all of its right, title and interest in and to Shire’s Ledgemont Research Center, 128 Spring Street, Lexington, Massachusetts lease (the “Lease”) as of December 22, 2016. The Lease is for 8,077 square feet of office space (4.63% of total building space) and 3,000 square feet of lab space (1.72% of total building space). The Lease commenced on April 16, 2014 and expires on May 31, 2018. The Lease has two renewal options of three years each.

Future estimated payments, in thousands, for the remaining original Lease term as of December 22, 2016 are:

Year	Rent
2017	$324.9
2018	137.3
Thereafter	N/A

Legal Contingencies

The Program is not currently subject to any material legal proceedings and does not currently have any contingencies related to ongoing legal matters.

10.	Subsequent Events

Subsequent events have been evaluated through August 3, 2017, the date these Abbreviated Financial Statements were issued. On December 22, 2016, Shire entered into an Asset Purchase Agreement with Translate providing for the sale of the Program. There are no other subsequent events which have not been disclosed in these Abbreviated Financial Statements.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

                , 2018

Until                , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimates except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., filing fee and the Nasdaq Global Market initial listing fee.

Amount

Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq Global Market initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or the DGCL, permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective upon the closing of this offering provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation that will be effective upon the closing of the offering provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us), by reason of the fact that he or she is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

Our certificate of incorporation that will be effective upon the closing of the offering also provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If we do not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

In addition, we intend to enter into new indemnification agreements with all of our directors and executive officers prior to the completion of this offering. In general, these agreements provide that we will indemnify the executive officer or director to the fullest extent permitted by law for claims arising in his or her capacity as an executive officer or director of our company or in connection with his or her service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that an executive officer or director makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby provides that the underwriters will indemnify, under certain conditions, our directors and officers (as well as certain other persons) against certain liabilities arising in connection with such offering.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of our common stock, shares of our preferred stock and stock options granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a) Issuances of Convertible Preferred Stock

On July 17, 2015, we issued and sold 59,133,987 shares of our Series B preferred stock to 27 investors, consisting of 48,906,772 shares sold for cash at a price per share of $1.08 for an aggregate cash purchase price of $52.8 million.

On August 25, 2015, we issued and sold 511,551 shares of our Series B preferred stock to one investor for cash at a price per share of $1.08 for an aggregate cash purchase price of $552,475.

On December 22, 2016, we issued and sold 25,757,569 shares of our Series C preferred stock to 25 investors for cash at a price per share of $1.98 for an aggregate purchase price of $51.0 million.

On December 15, 2017 and December 22, 2017, we issued and sold an aggregate of 21,202,710 shares of our Series C preferred stock to 22 investors for cash at a price per share of $1.98 for an aggregate purchase price of $42.0 million.

No underwriters were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and, in certain cases, Regulation D thereunder, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

(b) Issuances of Common Stock

On December 5, 2016, we issued an aggregate of 11,070,466 shares of restricted common stock for services rendered to employees, directors, and consultants in exchange for an aggregate of 14,000,249 common incentive units previously issued to such employees, directors, and consultants. Also on December 5, 2016, we issued an aggregate of 3,562,230 shares of common stock in exchange for an aggregate of 3,562,230 common units previously issued to the holders of such common units. The common incentive units and common units were exchanged for shares of restricted common stock and common stock, respectively, upon the consummation of a corporate reorganization. Between January 1, 2015 and December 5, 2016, the date of our corporate reorganization, we issued an aggregate of 8,248,147 common incentive units and 3,562,230 common units. No additional common incentive units or common units have been issued following the consummation of the corporate reorganization.

On December 22, 2016, we issued 32,308,347 shares of common stock to Shire Human Genetic Therapies, Inc., or Shire, as consideration for certain assets acquired from Shire. On December 15, 2017 and December 22, 2017, we issued an aggregate of 5,998,637 shares of common stock to Shire in partial satisfaction of our obligations under the asset purchase agreement. On December 15, 2017, we issued 393,701 shares of common stock to MTS Securities, LLC, or MTS, in satisfaction of our obligations under an agreement by and among us, Shire and MTS.

No underwriters were involved in the foregoing issuances of securities. The issuances of shares of our common stock described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors, and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering. All recipients either received adequate information about us or had access, through employment or other relationships, to such information

(c) Stock Option Grants and Option Exercises

Between May 18, 2015 and May 18, 2018, we granted options to purchase an aggregate of 32,591,175 shares of common stock, with exercise prices ranging from $0.85 to $1.50 per share, to our employees, directors, advisors and consultants pursuant to our 2016 Stock Incentive Plan. Between May 18, 2015 and May 18, 2018, we issued 4,776 shares of common stock upon the exercise of stock options outstanding under our 2016 Stock Incentive Plan for aggregate consideration of $6,352.

The stock options and the shares of common stock issued upon the exercise of stock options described in this section (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or pursuant to Section 4(a)(2) under the Securities Act. All recipients either received adequate information about our company or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

2.1+†**	Asset Purchase Agreement, by and between the Registrant and Shire Human Genetic Therapies, Inc., dated as of December 22, 2016

3.1**	Amended and Restated Certificate of Incorporation, as amended, of the Registrant

3.2**	Bylaws of the Registrant

3.3**	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4**	Form of Amended and Restated Bylaws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Stock Certificate evidencing the shares of common stock

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1**	Amended and Restated Registration Rights Agreement, by and among the Registrant and the other parties thereto, dated as of December 22, 2016

10.2†**	Exclusive Patent License Agreement between the Massachusetts Institute of Technology and Shire AG, dated as of November 1, 2013, as amended

10.3**	Form of Indemnification Agreement with directors and executive officers

10.4**	2016 Stock Incentive Plan, as amended

10.5**	Form of Incentive Stock Option Agreement under the 2016 Stock Incentive Plan

10.6**	Form of Nonstatutory Stock Option Agreement under the 2016 Stock Incentive Plan

10.7**	2018 Equity Incentive Plan

10.8**	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (Single Trigger Acceleration)

10.9**	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (Double Trigger Acceleration)

10.10**	2018 Employee Stock Purchase Plan

10.11**	Letter Agreement, dated October 31, 2014, by and between the Registrant and Ronald C. Renaud, Jr.

Exhibit Number	Description of Exhibit
10.12**	Letter Agreement, dated August 5, 2016, by and between the Registrant and Thomas G. McCauley, Ph.D.

10.13**	Letter Agreement, dated December 9, 2016, by and between the Registrant and Michael W. Heartlein, Ph.D.

10.14**	Lease Agreement, dated June 29, 2017, by and between Translate Bio MA, Inc. and ARE-MA Region No. 8, LLC

10.15**	Consulting Agreement, dated June 1, 2012, as amended, by and between the Registrant and Daniel S. Lynch

10.16**	Consulting Agreement, dated July 1, 2016, by and between the Registrant and Owen Hughes

10.17	Letter Agreement, dated April 19, 2018, as revised on April 23, 2018, by and between the Registrant and Thomas G. McCauley, Ph.D.

10.18*	Translate Bio, Inc. Director Compensation Policy

21.1**	List of Subsidiaries

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Deloitte & Touche LLP, independent auditor

23.3*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
**	Previously submitted.
†	Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
+	Pursuant to Item 601(b)(2) of Regulation S-K, the Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Asset Purchase Agreement to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, Commonwealth of Massachusetts, on this      day of                , 2018.

TRANSLATE BIO, INC.

By:
Ronald C. Renaud, Jr.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Translate Bio, Inc., hereby severally constitute and appoint Ronald C. Renaud, Jr. and Paul Burgess, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for her or him and in her or his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Ronald C. Renaud, Jr.	President and Chief Executive Officer, Director (Principal Executive, Financial and Accounting Officer)	, 2018

Daniel S. Lynch	Chairman of the Board	, 2018

Daniella Beckman	Director	, 2018

Jean-François Formela, M.D.	Director	, 2018

Brian M. Gallagher, Jr., Ph.D.	Director	, 2018

Owen Hughes	Director	, 2018